Exhibit 99.1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED

JUNE 30, 2021 AND 2020

WOORI FINANCIAL GROUP INC.

Page(s)
Report on Review of Consolidated Interim Financial Statements	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	4

Consolidated Interim Statements of Comprehensive Income	5-6

Consolidated Interim Statements of Changes in Equity	7

Consolidated Interim Statements of Cash Flows	8-9

Notes to the Consolidated Interim Financial Statements	10-125

Report on Review of Consolidated Interim Financial Statements

English Translation of a Report Originally Issued in Korean on August 13, 2021

To the Shareholders and the Board of Directors of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Woori Financial Group Inc. and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as at June 30, 2021 and the related consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2021 and 2020, and consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2021 and 2020, and a summary of significant accounting policies and other explanatory notes, expressed in Korean Won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Emphasis of Matters

Without qualifying our conclusion, we draw attention to Note 3 of the consolidated financial statements, which indicates that the outbreak of COVID-19 may have a negative impact on the Group’s financial condition and results of operations.

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2020, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 12, 2021. The consolidated statement of financial position as at December 31, 2020, presented herein for comparative purposes, is consistent, in all material respects, with the above audited consolidated statement of financial position as at December 31, 2020.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

August 13, 2021

Notice to Readers

This report is effective as of August 13, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED

JUNE 30, 2021 AND 2020

The accompanying consolidated interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial

Group Inc.

Tae Seung Son

President and Chief Executive Officer

Main Office Address: (Address) 51, Sogong-ro, Jung-gu, Seoul

        (Phone Number)        02-2125-2000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2021 (UNAUDITED) AND DECEMBER 31, 2020

	June 30, 2021	December 31, 2020
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	10,411,346	9,990,983
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11, and 24)	12,264,521	14,762,941
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8, and 11)	30,284,891	30,028,929
Securities at amortized cost (Notes 4, 9, and 11)	15,725,241	17,020,839
Loans and other financial assets at amortized cost (Notes 4, 10, 11, and 39)	345,150,425	320,106,078
Investments in joint ventures and associates (Note 12)	1,175,274	993,291
Investment properties (Note 13)	386,650	387,464
Premises and equipment (Notes 14)	3,190,194	3,287,198
Intangible assets (Note 15)	775,614	792,077
Assets held for sale (Note 16)	35,495	60,002
Net defined benefit asset (Note 22)	1,809	5,658
Current tax assets	33,606	75,655
Deferred tax assets	37,365	46,088
Derivative assets (Designated for hedging) (Notes 4, 11 and 24)	129,562	174,820
Other assets (Notes 17 and 39)	1,668,613	1,348,994

Total assets	421,270,606	399,081,017

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 11, 18 and 24)	3,928,181	6,813,822
Deposits due to customers (Notes 4, 11, 19 and 39)	302,492,676	291,477,279
Borrowings (Notes 4, 11 and 20)	22,545,862	20,745,466
Debentures (Notes 4, 11 and 20)	40,917,952	37,479,358
Provisions (Notes 21, 38 and 39)	500,497	501,643
Net defined benefit liability (Note 22)	57,736	52,237
Current tax liabilities	333,409	370,718
Deferred tax liabilities	268,786	160,250
Derivative liabilities (Designated for hedging) (Notes 4, 11 and 24)	44,045	64,769
Other financial liabilities (Notes 4, 11, 23 and 39)	21,549,754	14,215,817
Other liabilities (Notes 23 and 39)	471,534	473,813

Total liabilities	393,110,432	372,355,172

EQUITY
Owners’ equity (Note 26)
Capital stock	3,611,338	3,611,338
Hybrid securities	2,094,818	1,895,366
Capital surplus	631,368	626,111
Other equity	(2,176,729)	(2,347,472)
Retained earnings	20,398,356	19,268,265

	24,559,151	23,053,608

Non-controlling interests	3,601,023	3,672,237

Total equity	28,160,174	26,725,845

Total liabilities and equity	421,270,606	399,081,017

The accompanying notes are part of this consolidated interim financial statement.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND SIX-MONTH PERIODS  ENDED JUNE 30, 2021 AND 2020 (UNAUDITED)

	Periods ended June 30, 2021		Periods ended June 30, 2020
	Three-month	Six-month	Three-month	Six-month
	(Korean Won in millions, except per share data)
Interest income	2,383,286	4,710,471	2,412,189	4,916,003
Financial assets at FVTPL	11,046	22,420	13,681	26,210
Financial assets at FVTOCI	83,821	175,607	114,823	241,000
Financial assets at amortized cost	2,288,419	4,512,444	2,283,685	4,648,793
Interest expense	(680,333)	(1,387,852)	(934,299)	(1,975,154)

Net interest income (Notes 11, 28 and 39)	1,702,953	3,322,619	1,477,890	2,940,849
Fees and commissions income	547,051	1,065,916	397,282	807,993
Fees and commissions expense	(176,058)	(336,462)	(172,913)	(309,644)

Net fees and commissions income (Notes 11, 29 and 39)	370,993	729,454	224,369	498,349
Dividend income (Notes 11, 30 and 39)	64,148	130,738	23,233	71,002
Net gain(loss) on financial instruments at FVTPL (Notes 11, 31 and 39)	54,324	136,407	(66,486)	401,589
Net gain on financial assets at FVTOCI (Notes 11 and 32)	8,048	45,059	8,427	11,027
Net gain arising on financial assets at amortized cost (Note 11)	4,004	38,680	5,915	32,662
Impairment losses due to credit loss (Notes 33 and 39)	(68,583)	(204,576)	(335,787)	(446,679)
General and administrative expense (Notes 34 and 39)	(937,886)	(1,855,493)	(897,032)	(1,789,558)
Other net operating expense (Notes 11, 24, 34 and 39)	(147,673)	(359,048)	(41,269)	(546,643)

Operating income	1,050,328	1,983,840	399,260	1,172,598
Share of gain of joint ventures and associates (Note 12)	31,832	26,241	16,798	23,952
Other non-operating income(expense)	(6,174)	7,667	(134,822)	(162,701)

Non-operating income(expense) (Note 35)	25,658	33,908	(118,024)	(138,749)
Net income before income tax expense	1,075,986	2,017,748	281,236	1,033,849
Income tax expense (Note 36)	(257,602)	(480,497)	(64,974)	(259,816)
Net income	818,384	1,537,251	216,262	774,033

Net gain(loss) on valuation of equity securities at FVTOCI	146,935	172,101	14,957	(95,214)
Changes in capital due to equity method	(312)	(23)	—	—
Remeasurement loss related to defined benefit plan	20,908	13,604	(6,911)	(26,240)

Items that will not be reclassified to profit or loss	167,531	185,682	8,046	(121,454)

Net gain(loss) on valuation of debt securities at FVTOCI	(72,540)	(126,353)	45,464	69,463
Changes in capital due to equity method	604	1,899	(3,614)	(4,621)
Net gain on foreign currency translation of foreign operations	5,294	86,261	43,478	57,475
Net gain(loss) on valuation of cash flow hedge	4,052	4,046	(545)	(10,030)

Items that may be reclassified to profit or loss	(62,590)	(34,147)	84,783	112,287
Other comprehensive income(loss), net of tax	104,941	151,535	92,829	(9,167)
Total comprehensive income	923,325	1,688,786	309,091	764,866

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND SIX-MONTH PERIODS  ENDED JUNE 30, 2021AND 2020 (UNAUDITED) (CONTINUED)

	Periods ended June 30, 2021		Periods ended June 30, 2020
	Three-month	Six-month	Three-month	Six-month
	(Korean Won in millions, except per share data)
Net income attributable to:	818,384	1,537,251	216,262	774,033
Net income attributable to owners	752,595	1,419,698	142,348	660,564
Net income attributable to non-controlling interests	65,789	117,553	73,914	113,469
Total comprehensive income attributable to:	923,325	1,688,786	309,091	764,866
Comprehensive income attributable to owners	857,879	1,569,431	221,161	648,420
Comprehensive income attributable to non-controlling interests	65,446	119,355	87,930	116,446
Earnings per share (Note 37)
Basic and diluted earnings per share (Unit: In Korean Won)	1,020	1,922	181	887

The accompanying notes are part of this consolidated interim financial statement.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020 (UNAUDITED)

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2020	3,611,338	997,544	626,295	(2,249,322)	18,524,515	21,510,370	3,981,962	25,492,332
Total comprehensive income
Net income	—	—	—	—	660,564	660,564	113,469	774,033
Net loss on valuation of financial instruments at FVTOCI	—	—	—	(25,697)	—	(25,697)	(54)	(25,751)
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	578	(578)	—	—	—
Changes in capital due to equity method	—	—	—	(4,621)	—	(4,621)	—	(4,621)
Gain on foreign currency translation of foreign operations	—	—	—	54,445	—	54,445	3,030	57,475
Loss on valuation of cash flow hedge	—	—	—	(10,030)	—	(10,030)	—	(10,030)
Remeasurement gain(loss) related to defined benefit plan	—	—	—	(26,241)	—	(26,241)	1	(26,240)
Transactions with owners and others
Dividends to common stocks	—	—	—	—	(505,587)	(505,587)	(2,054)	(507,641)
Issuance of hybrid securities	—	698,277	—	—	—	698,277	—	698,277
Dividends to hybrid securities	—	—	—	—	(20,365)	(20,365)	(90,091)	(110,456)
Redemption of hybrid securities	—	—	—	(31,252)	—	(31,252)	(555,744)	(586,996)
Changes in subsidiaries’ capital	—	—	1,330	6,350	(6,350)	1,330	(24)	1,306

June 30, 2020 (Unaudited)	3,611,338	1,695,821	627,625	(2,285,790)	18,652,199	22,301,193	3,450,495	25,751,688

January 1, 2021	3,611,338	1,895,366	626,111	(2,347,472)	19,268,265	23,053,608	3,672,237	26,725,845
Total comprehensive income
Net income	—	—	—	—	1,419,698	1,419,698	117,553	1,537,251
Net gain on valuation of financial instruments at FVTOCI	—	—	—	45,711	—	45,711	37	45,748
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	(33,448)	33,448	—	—	—
Changes in capital due to equity method	—	—	—	2,673	(797)	1,876	—	1,876
Gain on foreign currency translation of foreign operations	—	—	—	84,639	—	84,639	1,622	86,261
Gain on valuation of cash flow hedge	—	—	—	3,889	—	3,889	157	4,046
Capital related to noncurrent assets held for sale	—	—	—	(560)	560	—	—	—
Remeasurement gain(loss) related to defined benefit plan	—	—	—	13,618	—	13,618	(14)	13,604
Transactions with owners and others
Dividends to common stocks	—	—	—	—	(260,016)	(260,016)	(9,374)	(269,390)
Issuance of hybrid securities	—	199,452	—	—	—	199,452	—	199,452
Dividends to hybrid securities	—	—	—	—	(31,550)	(31,550)	(71,537)	(103,087)
Changes in subsidiaries’ capital	—	—	25	31,233	(31,252)	6	(26)	(20)
Others	—	—	5,232	22,988	—	28,220	(109,632)	(81,412)

June 30, 2021 (Unaudited)	3,611,338	2,094,818	631,368	(2,176,729)	20,398,356	24,559,151	3,601,023	28,160,174

The accompanying notes are part of this consolidated interim financial statement.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020 (UNAUDITED)

	For the six-month periods ended June 30
	2021	2020
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,537,251	774,033
Adjustments to net income:
Income tax expense	480,497	259,816
Interest income	(4,710,471)	(4,916,003)
Interest expense	1,387,852	1,975,154
Dividend income	(130,738)	(71,002)

	(2,972,860)	(2,752,035)

Additions of expenses not involving cash outflows:
Loss on valuation of financial instruments at FVTPL	102,439	—
Loss on financial assets at FVTOCI	242	344
Impairment loss due to credit loss	204,576	446,679
Loss on other provisions	14,651	169,349
Retirement benefit	88,663	86,185
Depreciation and amortization	385,003	266,837
Net loss on foreign currency translation	—	339,687
Loss on derivatives (designated for hedge)	53,359	9,324
Loss on fair value hedge	—	108,090
Loss on investments in joint ventures and associates	12,461	11,731
Loss on disposal of premises and equipment, intangible assets and other assets	1,798	821
Impairment loss on premises and equipment, intangible assets and other assets	639	8,254

	863,831	1,447,301

Deductions of income not involving cash inflows:
Gain on valuation of financial instruments at FVTPL	—	249,455
Gain on financial assets at FVTOCI	45,301	11,371
Gain on other provisions	648	124
Net gain on foreign currency translation	4,742	—
Gain on derivatives (designated for hedge)	26,477	132,356
Gain on fair value hedge	61,262	—
Gain on investments in joint ventures and associates	38,702	35,683
Gain on disposal of premises and equipment, intangible assets and other assets	33,345	6,575
Reversal of impairment loss on premises and equipment, intangible assets and other assets	96	55
Other income	19,313	4,608

	229,886	440,227

Changes in operating assets and liabilities:
Financial instruments at FVTPL	176,818	(167,347)
Loans and other financial assets at amortized cost	(24,005,568)	(12,171,466)
Other assets	(425,861)	(56,319)
Deposits due to customers	9,979,228	11,526,133
Provisions	(16,256)	(90,706)
Net defined benefit liability	(61,179)	(67,202)
Other financial liabilities	7,264,990	1,929,411
Other liabilities	(7,136)	(38,327)

	(7,094,964)	864,177

Interest income received	4,637,247	5,052,912
Interest expense paid	(1,538,731)	(2,268,755)
Dividends received	130,823	71,134
Income tax paid	(351,844)	(236,188)

Net cash inflow(outflow) from operating activities	(5,019,133)	2,512,352

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020 (UNAUDITED) (CONTINUED)

	For the six-month periods ended June 30
	2021	2020
	(Korean Won in millions)
Cash flows from investing activities:
Cash in-flows from investing activities:
Net increase in derivatives designated for hedging purpose	479	499
Disposal of financial instruments at FVTPL	6,219,265	3,485,089
Disposal of financial assets at FVTOCI	13,521,839	11,062,888
Redemption of securities at amortized cost	2,810,065	3,406,645
Disposal of investments in joint ventures and associates	22,320	32,162
Disposal of investment properties	—	354
Disposal of premises and equipment	56,026	17,212
Disposal of intangible assets	334	371
Net decrease of other assets	50,652	—

	22,680,980	18,005,220

Cash out-flows from investing activities:
Acquisition of financial instruments at FVTPL	6,877,285	3,995,877
Acquisition of financial assets at FVTOCI	13,506,169	12,883,464
Acquisition of securities at amortized cost	1,496,443	1,678,871
Acquisition of investments in joint ventures and associates	176,835	130,261
Acquisition of investment properties	—	1,514
Acquisition of premises and equipment	40,454	57,266
Acquisition of intangible assets	61,454	56,640
Net increase of other assets	—	2,671

	22,158,640	18,806,564

Net cash inflow(outflow) from investing activities	522,340	(801,344)

Cash flows from financing activities:
Cash in-flows from financing activities:
Net increase in derivatives designated for hedging purpose	2,480	—
Net increase in borrowings	1,485,574	1,960,150
Issuance of debentures	15,187,733	10,849,477
Net increase of other liabilities	3,224	5,516
Issuance of hybrid securities	199,452	698,277

	16,878,463	13,513,420

Cash out-flows from financing activities:
Net decrease in derivatives designated for hedging purpose	—	6,054
Redemption of debentures	11,867,048	10,893,170
Redemption of lease liabilities	92,223	102,968
Dividends paid	260,016	505,587
Redemption of hybrid securities	—	598,850
Dividends paid to hybrid securities	103,087	110,456
Dividends paid to non-controlling interest	9,374	2,054
Changes in non-controlling interests	52,947	—
Paid-in capital decrease on non-controlling interests	27	—

	12,384,722	12,219,139

Net cash inflow from financing activities	4,493,741	1,294,281

Net increase(decrease) in cash and cash equivalents	(3,052)	3,005,289
Cash and cash equivalents, beginning of the period	9,990,983	6,392,566
Effects of exchange rate changes on cash and cash equivalents	423,415	39,764

Cash and cash equivalents, end of the period (Note 6)	10,411,346	9,437,619

The accompanying notes are part of this consolidated interim financial statement.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND 2020 (UNAUDITED)

1.	GENERAL

(1)	Summary of the Parent company

Woori Financial Group, Inc. (hereinafter referred to the “Parent company” or the “Company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank (hereinafter referred to the “Bank”), Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Parent company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital is 3,611,338 million Won as of June 30, 2021 while the Korea Deposit Insurance Corp. (“KDIC”), the Parent company’s largest shareholder, owns 110,159,443 shares (15.25%) of the Parent company’s stocks issued. The Company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer between the Parent company and subsidiaries as of incorporation are as follows (Unit: Number of shares)

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Parent company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Parent company gained 100% control of ABL Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Parent company paid 598,391 million Won in cash and 42,103,377 new shares of the Parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary, Woori Bank, on September 10, 2019. On the same date, the Parent company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the Parent company acquired a 67.2% interest (excluding treasury stocks, 51% interest including treasury stocks) in Woori Asset Trust Co., Ltd. (formerly Kukje Asset Trust Co., Ltd.) and added it as a consolidated subsidiary at the end of 2019.

The Parent company acquired 76.8% (excluding treasury stocks, 74.0% interest including treasury stocks) interest in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.) on December 10, 2020. In addition, as of April 15, 2021, the Group acquired 13.3% interests (excluding treasury stock, 12.9% when including treasury stock) in Woori Financial Capital Co., Ltd., and as of May 24, 2021, the Group additionally acquired treasury stock (3.6%) which Woori Financial Capital Co., Ltd. possessed.

The Parent Company paid 113,238 million Won in cash to acquire 100% interest of Woori Savings Bank from its subsidiary, Woori Financial Capital Co., Ltd., on March 12, 2021.

(2)	Details of the Parent company and subsidiaries (hereinafter referred to the ‘Group’) as of June 30, 2021 and December 31, 2020 are as follows:

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	June 30, 2021	December 31, 2020
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	June 30
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Financial Capital Co., Ltd.	Finance	90.5	76.8	Korea	June 30
Woori Investment Bank Co., Ltd.	Other credit finance business	58.7	58.7	Korea	June 30
Woori Asset Trust Co., Ltd.	Real estate trust	67.2	67.2	Korea	June 30
Woori Asset Management Corp.	Finance	73.0	73.0	Korea	June 30
Woori Savings Bank (*7)	Bank	100.0	—	Korea	June 30
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	June 30
Woori Fund Service Co., Ltd.	Financial support service business	100.0	100.0	Korea	June 30
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Global Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	June 30
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	June 30
Held by Woori Bank
Woori America Bank	Finance	100.0	100.0	America	June 30
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	June 30
Woori Bank China Limited	Finance	100.0	100.0	China	June 30
AO Woori Bank	Finance	100.0	100.0	Russia	June 30
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	79.9	79.9	Indonesia	June 30
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	June 30
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	June 30
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	June 30
Wealth Development Bank	Finance	51.0	51.0	Philippines	June 30
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	June 30
WB Finance Co., Ltd. (*1)	Finance	100.0	100.0	Cambodia	June 30
Woori Bank Europe	Finance	100.0	100.0	Germany	June 30
Kumho Trust First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Asiana Saigon Inc. (*2)	Asset securitization	0.0	0.0	Korea	June 30
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	June 30
Hermes STX Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
BWL First Co., LLC (*5)	Asset securitization	—	0.0	Korea	-
Deogi Dream Fourth Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Jeonju Iwon Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Wonju I one Inc. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Heitz Third Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woorihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori International First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Wibihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Uri QS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Uri Display 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Tiger Eyes 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Uri Display 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori the Colony Unjung Securitization Specialty Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	-
Woori Dream 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori H 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Sinnonhyeon 1st Inc. (*2)	Asset securitization	0.0	0.0	Korea	June 30

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	June 30, 2021	December 31, 2020
Woori K 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Uri S 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Uri Display 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
TY 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HJ 2nd Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	-
Woori-HJ 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Uri K 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori KC No.1 Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori QSell 2nd Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	-
Quantum Jump the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Quantum Jump the 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori BK the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori-HC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Wivi Synergy 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
ATLANTIC TRANSPORTATION 1 S.A. (*2)	Asset securitization	0.0	0.0	Marshall islands	June 30
Woori Gongdeok First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
HD Project Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HW 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HC 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori SJS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori Steel 1st Co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	June 30
SPG the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori-HWC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HC 3rd Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	June 30
Woori Park I 1st co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori DS 1st co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	June 30
Woori HC 4th Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	June 30
Woori SKR 1st Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	June 30
Woori Hchemical 1st Co.,Ltd (*2)	Asset securitization	0.0	—	Korea	June 30
HE the 1st Co.,Ltd. (*2)	Asset securitization	0.0	—	Korea	June 30
Woori Hub The 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	June 30
Woori K The 3rd Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	June 30
Woori KF 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	June 30
WooriI TS 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	June 30
Woori H Square 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	June 30
G5 Pro Short-term Bond Investment Fund 13 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.5	98.5	Korea	June 30
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*3)	Securities investment and others	97.3	97.3	England	June 30
Multi Asset Global Real Estate Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	June 30
Igis Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	99.4	Korea	June 30
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*3)	Securities investment and others	97.7	97.7	Korea	June 30
Woori G Japan Investment Trust No. 1-2 (*3)	Securities investment and others	98.8	98.8	Korea	June 30
IGIS Global Private Placement Real Estate Fund No. 316-1 (*3)	Securities investment and others	99.3	99.3	Korea	June 30
Woori G Secondary Private Placement Investment Trust No. 1 (*3)	Securities investment and others	97.2	97.2	Korea	June 30
WooriG Japan Blind Private Placement Real Estate Feeder Investment Trust No.1 (*3)	Securities investment and others	99.7	—	Korea	June 30
Principal Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	June 30

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	June 30, 2021	December 31, 2020
Principal and Interest Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	June 30
Held by Multi Asset Global Real Estate Investment Trust No. 5-2
MAGI No.5 LuxCo S.a.r.l. (*3)	Asset securitization	54.6	54.6	Luxembourg	June 30
Held by MAGI No.5 LuxCo S.a.r.l.
ADP 16 Brussels (*2)	Asset securitization	0.0	0.0	Belgium	June 30
Held by Woori Card Co., Ltd.
TUTU Finance –WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	June 30
Woori Card one of 2017-2 Securitization Specialty Co., Ltd. (*5)	Asset securitization	—	0.5	Korea	-
Woori Card one of 2018-1 Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	June 30
Woori Card 2019-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	June 30
Woori Card 2020-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	June 30
Held by Woori Financial Capital Co., Ltd.
Woori Savings Bank (*5)	Bank	—	100.0	Korea	-
ACE Auto Invest the 46th Securitization Specialty Co., Ltd. (*5)	Asset securitization	—	1.0	Korea	-
ACE Auto Invest the 47th Securitization Specialty Co., Ltd. (*2)	Asset securitization	1.0	1.0	Korea	June 30
ACE Auto Invest the 48th Securitization Specialty Co., Ltd. (*2)	Asset securitization	1.0	1.0	Korea	June 30
ACE Auto Invest the 49th Securitization Specialty Co., Ltd. (*2)	Asset securitization	1.0	1.0	Korea	June 30
Specified Money Market Trust (*4)	Trust	100.0	100.0	Korea	June 30
Held by Woori Investment Bank Co., Ltd.
Seari First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
Seari Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WS2006 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WJ2008 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	June 30
WH2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	June 30
WN2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	June 30
WH2106 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	June 30

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	June 30, 2021	December 31, 2020
One Punch Korea the 1st Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	June 30
One Punch blue the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	June 30
One Punch red the 1st Co., Ltd. (*2)	Asset securitization	0.0	—	Korea	June 30
Held by Woori Asset Management Corp.
Woori China Convertible Bond Hedging feeder Investment Trust H (debt-oriented hybrid) (*5)	Securities investment and others	—	99.6	Korea	-
Woori China Convertible Bond Master Fund (debt-oriented hybrid) (*5)(*8)	Securities investment and others	—	34.5	Korea	-
Woori Yellow Chip High Yield Strategic Allocation 1 (FOF) (*5)	Securities investment and others	—	89.8	Korea	-
Woori Together TDF 2025 (*3)	Securities investment and others	43.3	47.6	Korea	June 30
Woori Together TDF 2030 (*3)	Securities investment and others	41.9	47.4	Korea	June 30
Woori Together TDF 2035 (*3)	Securities investment and others	45.1	47.8	Korea	June 30
Woori Together TDF 2040 (*3)	Securities investment and others	44.1	48.8	Korea	June 30
Woori Together TDF 2045 (*3)	Securities investment and others	42.4	47.7	Korea	June 30
Woori Together TDF 2050 (*3)	Securities investment and others	67.3	87.0	Korea	June 30
Woori Star50 Feeder Fund(H) (*3)	Securities investment and others	45.1	—	Korea	June 30
Woori Star50 Master Fund (*3)(*8)	Securities investment and others	69.3	—	Korea	June 30
Woori BIG2 Plus Securities Investment Trust(Balanced Bond) (*3)	Securities investment and others	65.7	—	Korea	June 30
Held by Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Japanese Hotel Real Estate Private Equity Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Held by Woori Global Asset Management Co., Ltd.
Woori G Global Multi Asset Income Private Placement Investment Trust_Class Cs (*3)	Securities investment and others	22.2	22.2	Korea	June 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd., Woori Savings Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*3)	Securities investment and others	90.0	90.0	Korea	June 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2 (*3)	Securities investment and others	85.0	85.0	Korea	June 30

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	June 30, 2021	December 31, 2020
Held by Woori Bank, Woori Financial Capital Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
WooriG GP Commitment Loan Private Placement Investment Trust No.1 (*3)	Securities investment and others	100.0	50.0	Korea	June 30
Held by Woori bank and Woori Investment Bank Co., Ltd. (*6)
Heungkuk Woori Tech Company Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori G NorthAmerica Infra Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori G Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Woori G Private Placement Real Estate Investment Trust No.2 (*3)	Securities investment and others	30.1	30.1	Korea	June 30
Held by Woori bank (*6)
Woori G Woori Bank Partners Private Placement Investment Trust No. 1 (*3)	Securities investment and others	92.6	92.6	Korea	June 30
Woori G Private Placement Real Estate Investment Trust No.1[USD] (*3)	Securities investment and others	80.0	80.0	Korea	June 30
WooriG Global Mid-market Secondaries Private Placement Investment Trust No.1 (EUR) (*3)	Securities investment and others	80.0	80.0	Korea	June 30
Held by Woori Financial Capital Co., Ltd.
Woori G Japan Private Placement Real Estate Feeder Investment Trust No.1-1 (*3)	Securities investment and others	63.2	63.2	Korea	June 30
Held by Woori G Japan Private Placement Real Estate Feeder Investment Trust No.1-1 and Woori G Japan Investment Trust No. 1-2
Woori G Japan Private Placement Real Estate Master Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	June 30
Held by Woori Financial Capital Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.2-1 (*3)	Securities investment and others	100.0	—	Korea	June 30
Held by Woori G Japan Private Placement Real Estate Master Investment Trust No.1 and Woori G Japan Private Placement Real Estate Master Investment Trust No.2-1
Woori G Japan Private Placement Real Estate Master Investment Trust No.2 (*3)	Securities investment and others	100.0	—	Korea	June 30

		Percentage of ownership (%)		Location	Financial statements date of use
Subsidiaries	Main business	June 30, 2021	December 31, 2020
Held by Woori G Japan Private Placement Real Estate Master Investment Trust No.1
GK OK Chatan (*3)	Other financial services	99.9	99.9	Japan	June 30

(*1)	The entity was merged with WB Finance Co., Ltd., which is a second-tier subsidiary, during prior period.
(*2)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*5)	Companies are excluded from the consolidation as of June 30, 2021.
(*6)

Determined that the Group controls the investees, considering the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns, by two or more subsidiaries’ investment or operation.

(*7)

During March 2021, the Company acquired a 100% equity of Woori Financial Savings Bank from the company’s subsidiary Woori Financial Capital Co., Ltd. which makes a business combination under the same control. For business combinations under the same control, the company accounts the business combination in the carrying amount method, and the assets and liabilities transferred are measured at the carrying amount included in the consolidated financial statements. The amounts of assets and liabilities transferred due to the business combination are 1,119,371 million won and 1,084,771 million, respectively.

(*8)	As a master-feeder fund, the equity ratio is the equity of the subsidiary in parent fund.

(3)	The Group has not consolidated the following entities as of June 30, 2021 and December 31, 2020 despite having more than 50% ownership interest:

	As of June 30, 2021
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities Investment	55.6
KIM Pocheon-Hwado Highway Infra Private Placement Special Asset Fund (*)	Korea	Securities Investment	55.2
Kiwoom-Harmony Private Placement Investment Trust No.2 (*)	Korea	Securities Investment	96.7
Kiwoom-Harmony Private Placement Investment Trust No.1 (*)	Korea	Securities Investment	95.7
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*)	Korea	Securities Investment	99.4
KOTAM Global Infra Private Fund 1-4 (*)	Korea	Securities Investment	99.7
JB Airline Professional investor type private placement fund 8 (*)	Korea	Securities Investment	96.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C (*)	Korea	Securities Investment	51.0
Kiwoom Bright Light Professional Private Investment Trust (*)	Korea	Securities Investment	50.0
Consus GyeongJuGreen Specialized Private Special Asset Investment Trust 1 (*)	Korea	Securities Investment	50.0
Consus Solar Energy Private Special Asset Investment Trust (*)	Korea	Securities Investment	50.0

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

	As of December 31, 2020
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities Investment	55.6
KIM Pocheon-Hwado Highway Infra Private Placement Special Asset Fund (*)	Korea	Securities Investment	55.2
Kiwoom-Harmony Private Placement Investment Trust No.2 (*)	Korea	Securities Investment	96.3
Kiwoom-Harmony Private Placement Investment Trust No.1 (*)	Korea	Securities Investment	95.7
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*)	Korea	Securities Investment	99.3

(*)	Since the investee is a private equity investment fund, the Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(4)

The summarized financial information of the major subsidiaries are as follows. The financial information of each subsidiary was prepared based on their consolidated financial statements (Unit: Korean Won in millions):

	As of June 30, 2021		For the six-month period ended June 30, 2021
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	393,520,653	369,318,152	11,760,294	1,279,637	1,429,762
Woori Card Co., Ltd.	12,645,157	10,467,730	741,298	121,435	126,396
Woori Financial Capital Co., Ltd.	8,761,211	7,831,718	422,966	82,527	83,600
Woori Investment Bank Co., Ltd.	4,860,424	4,296,271	149,233	44,035	44,015
Woori Asset Trust Co., Ltd.	211,428	61,779	42,764	21,571	21,557
Woori Asset Management Corp.	134,799	17,274	16,067	4,422	4,476
Woori Savings Bank	1,286,793	1,071,240	36,648	9,262	8,859
Woori Credit Information Co., Ltd.	41,084	9,513	18,947	1,109	1,106
Woori Fund Service Co., Ltd.	19,625	2,097	7,452	1,512	1,512
Woori Private Equity Asset Management Co., Ltd.	40,731	1,059	1,963	3,706	3,647
Woori Global Asset Management Co., Ltd.	38,589	10,356	6,414	105	105
Woori FIS Co., Ltd.	87,078	58,368	130,485	(9,075)	(9,193)
Woori Finance Research Institute Co., Ltd.	6,387	2,958	3,410	(107)	(114)

	As of June 30, 2020		For the six-month period ended June 30, 2020
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	374,310,415	350,790,158	13,836,037	677,937	696,858
Woori Card Co., Ltd.	11,366,596	9,312,986	708,328	79,654	50,029
Woori Financial Capital Co., Ltd. (*)	8,880,117	8,053,840	—	—	—
Woori Investment Bank Co., Ltd.	4,332,474	3,803,594	135,093	31,435	31,301
Woori Asset Trust Co., Ltd.	185,634	56,396	128,979	2,220	2,152
Woori Asset Management Corp.	136,460	23,411	3,169	242	242
Woori Credit Information Co., Ltd.	40,860	9,830	20,774	1,469	1,311
Woori Fund Service Co., Ltd.	18,957	2,172	6,300	990	990
Woori Private Equity Asset Management Co., Ltd.	38,035	2,009	39,079	20,198	20,177
Woori Global Asset Management Co., Ltd.	37,935	9,807	12,059	3,183	2,771
Woori FIS Co., Ltd.	97,479	59,577	2,424	74	28
Woori Finance Research Institute Co., Ltd.	7,232	3,689	5,602	(760)	(760)

(*)

Since Woori Financial Capital Co., Ltd. has acquired control after the end of the first half of last year, operating income, profit or loss from the parent company, and total comprehensive income of the parent company have not been prepared.

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for asset securitization

The structured entity which is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of June 30, 2021 and December 31, 2020, the Group provides 2,775,207 million Won and 2,547,418 million Won of credit facilities, respectively, for the structured entities mentioned above. As of June 30, 2021 and December 31, 2020, the purchase commitment amounts to 1,186,872 million Won and 854,231 million Won, respectively.

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and monetary trust. The characteristics and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with Korean IFRS 1110 are as follows:

The interests in unconsolidated structured entities that the Group hold are classified into asset securitization vehicles, structured finance, investment fund and real-estate trust, based on the nature and the purpose of each structured entity.

Unconsolidated structured entities classified as ‘asset securitization vehicles’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group has been purchasing commitments of asset-backed securities or issuing asset-backed securities through credit grants, and the structured entities recognize related interest or fee revenue. There are entities that provide additional funding and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured financing’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose companies for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, profit or loss from assessment or transactions of financial instruments, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finances money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of valuation gain or loss on investment and dividend income as an investor and may be exposed to losses due to reduction in investment value. Investments in MMF (Money Market Funds) as of June 30, 2021 and December 31, 2020 are 631,711 million Won and 427,375 million Won, respectively, and there are no additional commitments for MMF.

‘Real estate trust’ is to be entrusted the underlying property for the purpose of managing, disposing, operating or developing from the consignor who owns the property and distributes the proceeds achieved through the trust to the beneficiary. When the consignee does not fulfill his or her important obligations in the trust contract or it is, in fact, difficult to run the business, the Group may be exposed to the threat of compensating the loss.

The total assets of the unconsolidated structured entity held by the Group, the carrying amount of the items recognized in the consolidated financial statements, the maximum loss exposure, and the losses from the unconsolidated structured entity are as follows. The maximum loss exposure includes the amount of investment recognized in the consolidated financial statements and the amount that is likely to be confirmed in the future when satisfies certain conditions by contracts such as purchase arrangements, credit offerings. As of June 30, 2021 and December 31, 2020, the purchase commitment amounts to 3,353,699 million Won and 4,266,319 million Won, respectively.

	June 30, 2021
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	4,624,493	87,656,926	67,190,894	1,389,925
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	469,057	4,345,802	4,388,319	37,894
Financial assets at FVTPL	315,128	8,771	3,790,995	12,875
Financial assets at FVTOCI	39,931	46,932	—	—
Financial assets at amortized cost	113,222	4,286,364	39,956	25,019
Investments in joint ventures and associates	—	—	557,368	—
Derivative assets	776	3,735	—	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	212	1,235	—	2,010
Other liabilities (provisions)	212	1,235	—	2,010
The maximum exposure to risks	765,467	5,422,983	4,395,395	97,538
Investment assets	469,057	4,345,802	4,388,319	37,894
Credit facilities and others	296,410	1,077,181	7,076	59,644
Loss recognized on unconsolidated structured entities	—	2,161	16,193	111

	December 31, 2020
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	3,900,254	69,010,369	44,629,638	76,772
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	648,700	4,291,535	3,350,605	22,402
Financial assets at FVTPL	374,231	167,271	2,922,716	—
Financial assets at FVTOCI	163,808	41,378	—	—
Financial assets at amortized cost	109,008	4,072,321	39,955	22,402
Investments in joint ventures and associates	—	5,958	387,902	—
Derivative assets	1,653	4,607	32	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	130	963	—	400
Other liabilities (provisions)	130	963	—	400
The maximum exposure to risks	970,628	5,366,037	3,438,924	65,722
Investment assets	648,700	4,291,535	3,350,605	22,402
Credit facilities and others	321,928	1,074,502	88,319	43,320
Loss recognized on unconsolidated structured entities	—	6,079	25,454	2,363

(7)

As of June 30, 2021 and December 31, 2020, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests that are significant are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	June 30, 2021	December 31, 2020
Woori Bank (*)	3,105,070	3,105,070
Woori Financial Capital Co., Ltd.	69,081	166,369
Woori Investment Bank Co., Ltd.	237,000	222,289
Woori Asset Trust Co., Ltd.	55,517	49,738
Woori Asset Management Corp	32,502	31,369
PT Bank Woori Saudara Indonesia 1906 Tbk	83,255	79,890
Wealth Development Bank	20,513	19,521

(*)	Hybrid securities issued by Woori Bank

2)	Net income attributable to non-controlling interests

	For the six-month periods ended June 30
	2021	2020
Woori Bank (*)	71,537	90,091
Woori Financial Capital Co., Ltd.	16,329	—
Woori Investment Bank Co., Ltd.	18,330	12,753
Woori Asset Trust Co., Ltd.	6,149	5,699
Woori Asset Management Corp	1,119	791
PT Bank Woori Saudara Indonesia 1906 Tbk	3,512	3,796
Wealth Development Bank	559	321

(*)	Distribution of the hybrid securities issued by Woori Bank

3)	Dividends to non-controlling interests

	For the six-month periods ended June 30
	2021	2020
Woori Bank (*)	71,537	90,091
Woori Financial Capital Co., Ltd.	4,121	—
Woori Investment Bank Co., Ltd.	3,610	—
Woori Asset Trust Co., Ltd	365	365
PT Bank Woori Saudara Indonesia 1906 Tbk	1,262	1,669

(*)	Distribution of the hybrid securities issued by Woori Bank

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements. The Group’s condensed consolidated interim financial statements are condensed interim financial statements prepared in applying International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Finance Reporting for some of periods in which the annual consolidated financial statements belong. It is necessary to use the Group’s annual consolidated financial statements for the year ended December 31, 2020 for understanding of the accompanying condensed consolidated interim financial statements.

(1)	From the accounting period beginning on January 1, 2021, the Group has newly applied the following standards and interpretations.

1)

Korean IFRS 1109 ‘Financial Instruments’, Korean IFRS 1039 ‘Financial Instruments: Recognition and Measurement’, Korean IFRS 1107 ‘Financial Instruments: Disclosures’, Korean IFRS 1104 ‘Insurance Contracts’ and Korean IFRS 1116 ‘Lease’; Interest Rate Benchmark Reform-Phase 2

The amendment indicates that the effective interest rate shall be adjusted rather than the carrying amount when changing the interest rate benchmark for financial instruments measured at amortized cost. In addition, it allows hedge accounting to continue without interruption even when changes to interest rate benchmark occur in the hedging relationship. The amendment does not have a significant impact on the consolidated financial statements.

The Group has applied ‘Interest Rate Benchmark Reform-Phase 2’, which is an amendment to Korean IFRS 1109, 1039, 1107 and 1116, beginning on January 1, 2021. In accordance with the transition provisions, the amendments were applied retrospectively to the hedging relationship and financial instruments. The comparative financial statements have not been restated and there is no effect of the adoption of the amendments on the beginning balance of reserves.

①	Hedging relationship

The Phase 2 amendments address issues arising from ‘Interest Rate Benchmark Reform-Phase 1’, including when the designation and documentation of hedges should be updated and when alternative rates are permitted as hedged risk.

The Phase 1 amendments include an exceptional regulation that temporarily mitigates the application of specific hedge accounting requirements to hedging relationships directly affected by ‘Interest Rate Benchmark Reform’. Due to this mitigation, ‘Interest Rate Benchmark Reform’ typically does not stop hedge accounting until there is a change of the contract. However, hedge ineffectiveness continues to be recorded in the income statement. It also suggests when the application of these exceptions should end, for instance, exceptional regulation should end when uncertainties due to ‘Interest Rate Benchmark Reform’ no longer appear.

For the period beginning January 1, 2021, the Group has applied the following hedge accounting mitigation provisions provided in the Phase 2 amendments:

Designation of a hedging relationship: When the Phase 1 amendments cause to apply, the Group will reflect the changes required by the Interest Rate Benchmark Reform by amending the formal designation of the hedging relationship as previously documented to make one or more of these changes: will amend the designation of a hedging relationship to reflect the changes required by the Interest Rate Benchmark Reform when there is a change in one or more of the followings:

•	Designating the alternative benchmark rate (contractually or non-contractually specified) as a hedged risk;

•	Amending the description of the hedged item so it refers to the alternative benchmark rate; or

•	Amending the description of the hedging instrument.

The Group will amend the hedging relationship documentation to reflect these amendments by the end of the reporting period during which the changes are made. These amendments do not require the discontinuance of the hedging relationship.

②	Financial instruments measured at amortized cost

For financial instruments measured at amortized cost (including financial assets at FVTOCI-debt instruments), the Phase 2 amendments do not require the financial instrument to recognize gains or losses from the change because the change in the contractual cash flow basis required by the interest rate reform is reflected by adjusting the effective interest rate.

A similar practical expedient exists for lease liabilities. This practical expedient is applicable only to changes required by interest rate indicator reform. When the changes are necessary as a direct result of Interest Rate Benchmark Reform and the new criteria for determining contractual cash flows are economically equivalent to the previous one, it is considered as a required change due to Interest Rate Benchmark Reform.

If some or all of the changes in the instrument’s contractual cash flow calculation criteria do not meet the above criteria, the Group shall first apply the practical expedient to the changes made under the Interest Rate Benchmark Reform and then apply the general financial instrument requirements(In other words, the entity shall determine whether a modification or elimination is made and recognizes immediately in profit or loss any modification on financial instrument which has not been eliminated).

For lease liabilities which basis for determining contractual cash flows is changed, as a practical expedient, the lease liabilities are remeasured at a discount rate that reflects the change in interest rates due to the Interest Rate Benchmark Reform. If an additional lease change is made in addition to the lease changes required by the Interest Rate Benchmark Reform, the general requirements of Korean IFRS 1116 apply to the accounting for all simultaneous lease changes, including those required by the Interest Rate Benchmark Reform.

The details of Woori Bank’s financial instruments that have not completed the conversion to interest rates benchmark at the end of the quarter are as follows: Non-derivative financial instrument is at the carrying amount, while the derivative financial instrument and commitments/financial guarantee is at the nominal amount.

	USD	EUR	GBP	JPY	CHF	Total
Non-derivative financial assets
Financial assets at FVTOCI	620,409	—	—	—	—	620,409
Financial assets at amortized cost	3,596,622	44,643	161,747	75,895	—	3,878,907

Sub-total	4,217,031	44,643	161,747	75,895	—	4,499,316

Non-derivative financial liabilities
Financial liabilities at amortized cost	931,120	12,796	21,648	—	—	965,564
Derivative finance
Interest rate related(trading)	18,130,913	—	393,354	620,631	1,227	19,146,125
Currency related(trading)	26,558,352	—	398,046	172,031	—	27,128,429
Interest rate related(hedging)	2,090,500	—	—	—	—	2,090,500

Sub-total	46,779,765	—	791,400	792,662	1,227	48,365,054

Commitments and financial guarantee	—	5,902	—	1,840	—	7,742

2)	Amendments to Korean IFRS 1116 Lease – COVID-19 related rent concession continuously offered after June 30, 2021

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification. The scope of the practical expedient has been expanded to reduce lease fees that affect lease payments due on or before June 30, 2022. Lessee should consistently apply practical expedients to contracts with similar characteristics in similar circumstances.

(2)	The details of Korean IFRSs that have been issued and published since January 1, 2021 but have not yet reached the effective date are as follows:

1)	Amendments to Korean IFRS 1103 Business Combination – Definition of a Business

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

2)	Amendments to Korean IFRS 1016 Property, plant and equipment – Proceeds before intended use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

3)	Amendments to Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

4)	Annual Improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Korean IFRS 1101 First time Adoption of Korean International Financial Reporting Standards – Subsidiaries that are first-time adopters

•	Korean IFRS 1109 Financial Instruments – Fees related to the 10% test for derecognition of financial liabilities

•	Korean IFRS 1116 Leases – Lease incentives

•	Korean IFRS 1041 Agriculture – Measuring fair value

5)	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the consolidated financial statements.

The above enacted or amended standards will not have a significant impact on the Group.

(3)

Significant accounting policies and method of computation used in the preparation of the condensed consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2020, except for the one described below.

•	Income tax expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The outbreak of COVID-19 has had a significant impact on the global economy including Korea. Financial and economic shocks may have negative impacts on the Group’s financial condition and results of operations in various forms both domestically and internationally, however, the Korean government is providing unprecedented financial and economic relief measures such as extension of maturity of loans. Despite the announcement of these various forms of government support policies, the negative impact of the COVID-19 on the global economy continues, and uncertainties in recovery or deterioration will persist.

The Group will continue to assess the adequacy of forward-looking information related to the duration of the impact of COVID-19 on economy and government policies.

<Woori Bank>

The Bank determined that the credit risk of loans affected by the loan deferment has significantly increased; and evaluated that the possibility of default is high. As a result, total loans (Loans, payment guarantees) that are subject to loan deferment and interest deferment amount to 2,064,566 million Won, and expected credit loss allowance have increased for 209,223 million Won (199,915 million Won of corporate loan).

Total loans (Loans, payment guarantees) that are subject to loan deferment and interest deferment consist of corporate loan of 1,908,095 million Won and retail loan of 156,471 million Won. Among total loans, loans changed its stage from 12-month to lifetime (Stage 2) expected credit losses amount to 1,723,997 million Won, which consist of corporate loan of 1,596,024 million Won and retail loan of 127,973 million Won.

<Woori Card>

Woori Card Co., Ltd. determined that the credit risk of obligors receiving financial support due to COVID-19 significantly increased, and transferred the loss allowance at the amount equivalent to lifetime expected credit loss. As of June 30, 2021, financial assets at amortized cost of obligors subject to loan deferment and interest deferment amount to 7,744 million Won, and the cumulative expected credit loss allowance have increased for 179 million Won

Management shall make judgments, estimates and assumptions that affect the application of accounting policies and application of assets, liabilities and revenues and expenses in preparing condensed consolidated interim financial statements. Therefore, the actual results may differ from these estimates.

The important decisions made by management on the application of accounting policy of the Group and the main sources of estimation uncertainty in preparing condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2020, unless otherwise stated.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks and the and the main types of risks are credit risk, market risk, liquidity risk, etc. The risk management department analyze and assess the level of complex risks in order to manage the risks and the risk management standards such as policies, regulations, management systems and decision-making have been established and operated for sound management of the Group.

The risk management organization is operated by risk management committee, risk management responsible, and risk management department. The Board of Directors operates a risk management committee comprised of outside directors for professional risk management. The risk management committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take. The risk management officer (CRO) assists the risk management committee and operates a group risk management council comprised of risk management managers of subsidiaries to periodically check and improve the risk burden of external environments and the Group. The risk management department is independent and is in charge of risk management of the Group. It also supports reporting and decision-making of key risk-related issues.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, other than quantitative methods utilizing financial statements and others, and assessor’s judgement, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure

The Group’s maximum exposure to credit risk shows the uncertainties related to the maximum possible variation of financial assets’ net value as a result of changes in the specific risk factors, prior to the consideration of collaterals that are recorded at net book value after allowances and other credit enhancements. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

The maximum exposure to credit risk as of June 30, 2021 and December 31, 2020 is as follows (Unit: Korean Won in millions):

		June 30, 2021	December 31, 2020
Loans and other financial assets at amortized cost (*1)	Korean treasury and government agencies	20,639,049	9,725,719
	Banks	18,674,050	19,493,188
	Corporates	122,677,013	114,131,996
	Consumers	183,160,313	176,755,175

	Sub-total	345,150,425	320,106,078

Financial assets at FVTPL (*2)	Deposit	70,150	48,796
	Debt securities	2,496,924	2,887,097
	Loans	431,137	676,291
	Derivative assets	4,024,668	6,901,742

	Sub-total	7,022,879	10,513,926

Financial assets at FVTOCI	Debt securities	29,050,792	28,948,141
Securities at amortized cost	Debt securities	15,725,241	17,020,839
Derivative assets	Derivative assets (Designated for hedging)	129,562	174,820
Off-balance accounts	Guarantees (*3)	12,354,750	11,809,456
	Loan commitments	114,270,804	112,088,680

	Sub-total	126,625,554	123,898,136

	Total	523,704,453	500,661,940

(*1)	Cash and cash equivalents are not included.
(*2)	Puttable financial instruments are not included.
(*3)	As of June 30, 2021 and December 31, 2020, the financial guarantee amounts of 4,014,532 million Won and 4,163,382 million Won are included, respectively.

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	June 30, 2021
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	325,425,315	4,677,171	3,378,362	217,790	674,543	10,777,244	345,150,425
Securities at amortized cost	15,391,303	148,257	30,422	—	—	155,259	15,725,241
Financial assets at FVTPL	5,369,744	1,508	628,450	217,748	139,015	666,414	7,022,879
Financial assets at FVTOCI	25,613,240	820,168	1,179,589	11,749	22,641	1,403,405	29,050,792
Derivative assets (Designated for hedging)	—	—	129,562	—	—	—	129,562
Off-balance accounts	122,951,908	917,101	413,345	39,069	42,853	2,261,278	126,625,554

Total	494,751,510	6,564,205	5,759,730	486,356	879,052	15,263,600	523,704,453

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

	December 31, 2020
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	296,186,751	4,356,747	3,988,304	1,990,490	1,404,670	12,179,116	320,106,078
Securities at amortized cost	16,749,531	—	110,597	—	—	160,711	17,020,839
Financial assets at FVTPL	6,954,630	13,403	1,083,096	493,285	480,760	1,488,752	10,513,926
Financial assets at FVTOCI	25,966,333	608,893	1,092,636	5	5,460	1,274,814	28,948,141
Derivative assets (Designated for hedging)	—	—	165,458	3,740	—	5,622	174,820
Off-balance accounts	119,699,069	1,393,734	399,678	38,389	41,378	2,325,888	123,898,136

Total	465,556,314	6,372,777	6,839,769	2,525,909	1,932,268	17,434,903	500,661,940

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

b)	Credit risk exposure by industries

①

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of June 30, 2021 and December 31, 2020 (Unit: Korean Won in millions):

	June 30, 2021
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	62,980,002	36,761,821	45,463,487	4,412,769	179,199,921	16,332,425	345,150,425
Securities at amortized cost	421,425	2,700	7,707,605	261,702	—	7,331,809	15,725,241
Financial assets at FVTPL	126,142	118,741	5,535,461	16,617	6,069	1,219,849	7,022,879
Financial assets at FVTOCI	356,681	255,779	20,654,610	154,118	—	7,629,604	29,050,792
Derivative assets (Designated for hedging)	—	—	129,562	—	—	—	129,562
Off-balance accounts	17,636,178	20,621,091	10,945,462	4,010,107	66,958,956	6,453,760	126,625,554

Total	81,520,428	57,760,132	90,436,187	8,855,313	246,164,946	38,967,447	523,704,453

	December 31, 2020
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	56,627,927	35,933,953	35,450,774	3,493,000	172,116,780	16,483,644	320,106,078
Securities at amortized cost	492,172	6,691	8,926,909	302,225	—	7,292,842	17,020,839
Financial assets at FVTPL	301,296	234,712	8,520,127	32,240	14,619	1,410,932	10,513,926
Financial assets at FVTOCI	475,881	207,903	23,017,149	142,396	—	5,104,812	28,948,141
Derivative assets (Designated for hedging)	—	—	174,820	—	—	—	174,820
Off-balance accounts	18,828,656	21,460,581	12,086,935	4,060,358	62,477,117	4,984,489	123,898,136

Total	76,725,932	57,843,840	88,176,714	8,030,219	234,608,516	35,276,719	500,661,940

②

The detailed industries of financial assets and corporate loans that might get affected by the spread of COVID-19 as of June 30, 2021 and December 31, 2020 are as follows and the industries that can be affected may change by future economic conditions (Unit: Korean Won in millions):

< Woori Bank >

			June 30, 2021
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	546,708	107	—
		General wholesale business	718,486	207	—
		Sub-total	1,265,194	314	—
	Accommodation business		1,777,814	3,733	14,481
	Travel business		55,915	—	—
	Art/sports, leisure service		643,450	4,711	—
	Food business		1,180,054	488	—
	Transportation business		439,802	866	9,088
	Others		1,025,126	874	—
	Sub-total		6,387,355	10,986	23,569
Manufacturing	Textile		2,421,918	1,636	10,104
	Metal		181,613	99	—
	Non-metal		147,335	126	—
	Chemical		888,883	3,254	—
	Electronics		98,094	—	—
	Others		194,558	—	—
	Sub-total		3,932,401	5,115	10,104

	Total		10,319,756	16,101	33,673

			June 30, 2021
			Off-balance accounts	Total
Service business	Distribution business	General retail business	283,262	830,077
		General wholesale business	251,697	970,390
	Sub-total		534,959	1,800,467
	Accommodation business		187,491	1,983,519
	Travel business		14,495	70,410
	Art/sports, leisure service		67,745	715,906
	Food business		155,116	1,335,658
	Transportation business		174,635	624,391
	Others		138,743	1,164,743
	Sub-total		1,273,184	7,695,094
Manufacturing	Textile		1,006,559	3,440,217
	Metal		34,275	215,987
	Non-metal		48,747	196,208
	Chemical		887,763	1,779,900
	Electronics		37,802	135,896
	Others		96,818	291,376
	Sub-total		2,111,964	6,059,584

	Total		3,385,148	13,754,678

			December 31, 2020
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	1,070,789	11,944	5,461
		General wholesale business	1,407,563	3,573	—
		Sub-total	2,478,352	15,517	5,461
	Accommodation business		1,525,157	9,305	5,471
	Travel business		59,858	—	—
	Art/sports, leisure service		1,467,643	17,739	—
	Food business		1,078,832	2,515	—
	Transportation business		395,873	461	8,752
	Education business		367,701	489	—
	Others		1,286,578	2,691	—
	Sub-total		8,659,994	48,717	19,684
Manufacturing	Textile		2,281,344	6,608	6,559
	Metal		1,390,290	47,903	—
	Non-metal		698,478	8,357	—
	Chemical		1,819,207	19,161	—
	Transportation		3,268,095	2,060	—
	Electronics		1,424,297	19,280	—
	Cosmetics		323,231	217	—
	Others		368,123	277	—
	Sub-total		11,573,065	103,863	6,559

	Total		20,233,059	152,580	26,243

			December 31, 2020
			Off-balance accounts	Total
Service business	Distribution business	General retail business	897,101	1,985,295
		General wholesale business	483,360	1,894,496
	Sub-total		1,380,461	3,879,791
	Accommodation business		152,059	1,691,992
	Travel business		21,350	81,208
	Art/sports, leisure service		114,388	1,599,770
	Food business		135,680	1,217,027
	Transportation business		193,578	598,664
	Education business		48,064	416,254
	Others		318,641	1,607,910
	Sub-total		2,364,221	11,092,616
Manufacturing	Textile		1,064,005	3,358,516
	Metal		1,581,887	3,020,080
	Non-metal		377,506	1,084,341
	Chemical		3,233,405	5,071,773
	Transportation		2,183,616	5,453,771
	Electronics		1,789,605	3,233,182
	Cosmetics		54,518	377,966
	Others		1,483,551	1,851,951
	Sub-total		11,768,093	23,451,580

	Total		14,132,314	34,544,196

< Woori Card Co., Ltd. >

	June 30, 2021
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	2,401	—	—	11,885	14,286
Travel business	2,143	—	—	23,108	25,251
Aviation	401	—	—	4,207	4,608
Cosmetics industry	2,889	—	—	12,168	15,057
Distribution business	6,986	—	—	39,566	46,552
Food industry	29,960	—	—	138,292	168,252
Art/sports, leisure service	6,991	—	—	47,150	54,141

Total	51,771	—	—	276,376	328,147

	December 31, 2020
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	4,959	—	—	12,315	17,274
Travel business	2,175	—	—	25,367	27,542
Aviation	479	—	—	4,179	4,658
Cosmetics industry	2,462	—	—	13,376	15,838
Distribution business	8,050	—	—	44,354	52,404
Food industry	33,084	—	—	163,711	196,795
Art/sports, leisure service	6,156	—	—	51,962	58,118

Total	57,365	—	—	315,264	372,629

<Woori Financial Capital Co., Ltd.>

			June 30, 2021
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	103,009	—	—
		General wholesale business	388,532	—	—
		Sub-total	491,541	—	—
	Accommodation business		8,213	—	—
	Travel business		67	—	—
	Art/sports, leisure service		9,434	—	—
	Food business		25,926	—	—
	Transportation business		63,857	—	—
	Education business		2,317	—	—
	Others		46,756	—	—
	Sub-total		648,111	—	—
Manufacturing	Textile		85	—	—
	Metal		10,333	—	—
	Non-metal		7,748	—	—
	Chemical		2,777	—	—
	Transportation		1,533	—	—
	Electronics		1,122	—	—
	Others		192,100	—	—
	Sub-total		215,698	—	—
Total COVID-19 vulnerable business			863,809	—	—
Other business	Others		5,902,636	20,100	—

	Total		6,766,445	20,100	—

			June 30, 2021
			Off-balance accounts	Total
Service business	Distribution business	General retail business	—	103,009
		General wholesale business	—	388,532
	Sub-total		—	491,541
	Accommodation business		—	8,213
	Travel business		—	67
	Art/sports, leisure service		—	9,434
	Food business		—	25,926
	Transportation business		—	63,857
	Education business		—	2,317
	Others		800	47,556
	Sub-total		800	648,911
Manufacturing	Textile		—	85
	Metal		—	10,333
	Non-metal		—	7,748
	Chemical		—	2,777
	Transportation		—	1,533
	Electronics		—	1,122
	Others		2,766	194,866
	Sub-total		2,766	218,464
Total COVID-19 vulnerable business			3,566	867,375
Other business	Others		931,395	6,854,131

	Total		934,961	7,721,506

			December 31, 2020
			Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI
Service business	Distribution business	General retail business	8,978	—	—
		General wholesale business	57,587	—	—
		Sub-total	66,565	—	—
	Accommodation business		6,292	—	—
	Travel business		1,293	—	—
	Art/sports, leisure service		615	—	—
	Food business		21,774	—	—
	Transportation business		28,270	—	—
	Education business		1,132	—	—
	Others		365,860	27,364	—
	Sub-total		491,801	27,364	—
Manufacturing	Textile		29,415	—	—
	Metal		17,963	—	—
	Non-metal		4,780	—	—
	Chemical		2,501	—	—
	Transportation		52,514	—	—
	Electronics		12,665	—	—
	Others		5,335	—	—
	Sub-total		125,173	—	—
Total COVID-19 vulnerable business			616,974	27,364	—
Other business	Others		6,202,754	225,078	—

	Total		6,819,728	252,442	—

			December 31, 2020
			Off-balance accounts	Total
Service business	Distribution business	General retail business	—	8,978
		General wholesale business	—	57,587
	Sub-total		—	66,565
	Accommodation business		—	6,292
	Travel business		—	1,293
	Art/sports, leisure service		—	615
	Food business		—	21,774
	Transportation business		—	28,270
	Education business		—	1,132
	Others		38,681	431,905
	Sub-total		38,681	557,846
Manufacturing	Textile		—	29,415
	Metal		3,365	21,328
	Non-metal		—	4,780
	Chemical		—	2,501
	Transportation		—	52,514
	Electronics		—	12,665
	Others		—	5,335
	Sub-total		3,365	128,538
Total COVID-19 vulnerable business			42,046	686,384
Other business	Others		333,766	6,761,598

	Total		375,812	7,447,982

< Woori Investment Bank Co., Ltd. >

	June 30, 2021
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	43,498	—	—	—	43,498
Distribution business	25,156	—	—	—	25,156
Art/sports, leisure service	21,349	—	—	—	21,349

Total	90,003	—	—	—	90,003

	December 31, 2020
	Loans and other financial assets at amortized cost	Financial assets at FVTPL	Financial assets at FVTOCI	Off-balance accounts	Total
Accommodation business	44,900	—	—	—	44,900
Distribution business	15,716	20,000	—	—	35,716
Art/sports, leisure service	28,000	—	—	—	28,000

Total	88,616	20,000	—	—	108,616

3)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (Designated for hedging) as of June 30, 2021 and December 31, 2020 is as follows (Unit: Korean Won in millions):

	June 30, 2021
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	302,137,318	20,725,851	11,776,942	10,941,452	1,534,040	347,115,603	(1,965,178)	345,150,425
Korean treasury and government agencies	20,641,949	2,131	—	—	—	20,644,080	(5,032)	20,639,048
Banks	18,509,797	81,109	59,884	—	36,223	18,687,013	(12,962)	18,674,051
Corporates	102,330,464	14,241,769	2,100,146	4,412,048	755,720	123,840,147	(1,163,131)	122,677,016
General business	66,323,106	7,027,239	1,550,692	3,093,642	580,577	78,575,256	(871,875)	77,703,381
Small- and medium-sized enterprise	30,234,554	6,597,387	549,454	1,278,247	157,763	38,817,405	(257,336)	38,560,069
Project financing and others	5,772,804	617,143	—	40,159	17,380	6,447,486	(33,920)	6,413,566
Consumers	160,655,108	6,400,842	9,616,912	6,529,404	742,097	183,944,363	(784,053)	183,160,310
Securities at amortized cost	15,729,515	—	—	—	—	15,729,515	(4,274)	15,725,241
Financial assets at FVTOCI (*3)	28,892,167	158,625	—	—	—	29,050,792	(10,192)	29,050,792

Total	346,759,000	20,884,476	11,776,942	10,941,452	1,534,040	391,895,910	(1,979,644)	389,926,458

	June 30, 2021
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	197,236,246	17,471,180	690,363	215,397,789
Korean treasury and government agencies	19,195	—	—	19,195
Banks	1,230,122	—	—	1,230,122
Corporates	69,593,805	4,653,583	398,205	74,645,593
General business	38,074,043	3,192,489	314,136	41,580,668
Small- and medium-sized enterprise	28,644,410	1,461,094	83,854	30,189,358
Project financing and others	2,875,352	—	215	2,875,567
Consumers	126,393,124	12,817,597	292,158	139,502,879
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	197,236,246	17,471,180	690,363	215,397,789

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting allowance for credit losses because allowance for credit losses does not reduce the carrying amount.

	December 31, 2020
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	278,729,012	21,249,885	10,356,251	10,143,839	1,623,276	322,102,263	(1,996,185)	320,106,078
Korean treasury and government agencies	9,674,891	1,063	52,279	—	—	9,728,233	(2,514)	9,725,719
Banks	19,301,570	105,890	75,876	—	25,598	19,508,934	(15,745)	19,493,189
Corporates	93,889,922	14,873,376	1,890,564	3,860,389	839,234	115,353,485	(1,221,491)	114,131,994
General business	61,082,336	9,013,955	1,349,053	2,585,868	576,078	74,607,290	(869,744)	73,737,546
Small- and medium-sized enterprise	27,504,992	5,415,312	538,909	1,207,706	227,003	34,893,922	(304,077)	34,589,845
Project financing and others	5,302,594	444,109	2,602	66,815	36,153	5,852,273	(47,670)	5,804,603
Consumers	155,862,629	6,269,556	8,337,532	6,283,450	758,444	177,511,611	(756,435)	176,755,176
Securities at amortized cost	17,025,405	—	—	—	—	17,025,405	(4,566)	17,020,839
Financial assets at FVTOCI (*3)	28,789,281	158,860	—	—	—	28,948,141	(9,631)	28,948,141

Total	324,543,698	21,408,745	10,356,251	10,143,839	1,623,276	368,075,809	(2,010,382)	366,075,058

	December 31, 2020
	Collateral value
	Stage 1	Stage 2	Stage 3	Total
Loans and other financial assets at amortized cost	187,731,443	15,677,871	696,709	204,106,023
Korean treasury and government agencies	19,280	—	—	19,280
Banks	1,003,971	—	—	1,003,971
Corporates	62,817,305	3,963,101	400,340	67,180,746
General business	35,578,470	2,670,480	271,815	38,520,765
Small- and medium-sized enterprise	25,404,002	1,290,941	118,265	26,813,208
Project financing and others	1,834,833	1,680	10,260	1,846,773
Consumers	123,890,887	11,714,770	296,369	135,902,026
Securities at amortized cost	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—

Total	187,731,443	15,677,871	696,709	204,106,023

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting allowance for credit losses because allowance for credit losses does not reduce the carrying amount.

b)	Guarantees and commitments

The credit quality of the guarantees and loan commitments as of June 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	June 30, 2021
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts
Guarantees	11,582,985	498,333	24,308	171,575	77,549	12,354,750
Loan Commitments	108,309,688	2,766,775	2,156,009	1,035,607	2,725	114,270,804

Total	119,892,673	3,265,108	2,180,317	1,207,182	80,274	126,625,554

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2020
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts
Guarantees	10,152,900	1,382,592	11,504	191,962	70,498	11,809,456
Loan Commitments	105,108,967	4,045,595	1,951,649	977,185	5,284	112,088,680

Total	115,261,867	5,428,187	1,963,153	1,169,147	75,782	123,898,136

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

4)	Collateral and other credit enhancements

For the six-month period ended June 30, 2021 and for the year ended December 31, 2020, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group.

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

1)	Market risk management

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks and measuring its level, and evaluating the appropriateness of the level of accepted market risks.

a)	Trading activities

The Group uses the standard method and the internally developed model (the Bank) in measuring market risk for trading positions, and allocates market risk capital through the Risk Management Committee. Risk management departments of the Group and its subsidiaries manage limits in detail including those on risk and loss with their management result regularly reported to the Risk Management Committee.

Woori Bank, a subsidiary of the Group, uses the internal model approved by the Financial Supervisory Service to measure the VaR using the Historical Simulation Method based on a 99% confidence level and a 10-day retention period, and calculates the required capital risk for calculating the BIS ratio. For internal management purposes, limit management is performed on a daily basis measuring VaR based on a 99% confidence and 1-day retention period. In addition, Woori Bank perform a daily verification that compares VaR measurement and profit and loss to verify the suitability of the model.

The minimum, maximum and average VaR of the Bank for the six-month period June 30, 2021 and for the year ended December 31, 2020, and the VaR of the Bank as of June 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	June 30, 2021	For the six-month period ended June 30, 2021			December 31, 2020	For the year ended December 31, 2020
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	4,702	5,277	14,017	2,405	6,815	7,959	15,065	2,427
Stock price	3,955	3,350	6,423	1,797	2,283	5,783	14,394	1,982
Foreign currencies	5,412	7,799	13,144	4,767	11,160	8,814	11,233	4,613
Diversification	(7,006)	(8,565)	(19,753)	(3,835)	(11,087)	(11,175)	(18,796)	(3,452)

Total VaR(*)	7,063	7,861	13,831	5,134	9,171	11,381	21,896	5,570

(*)	VaR (Value at Risk): Retention period of 1-day, Maximum expected losses under 99% level of confidence.

b)	Non-trading activities

From the end of 2019 for the Bank and the beginning of 2021 for non-banking subsidiaries, the Bank and its subsidiaries manage and measure interest risk for non-trading activities through ΔNII(Change in Net Interest Income) and ΔEVE(Change in Economic Value of Equity) in accordance with IRRBB(Interest Rate Risk in the Banking Book).

ΔNII represents a change in net interest income that may occur over a certain period (e.g. one year) due to changes in net interest income, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and others.

ΔEVE and ΔNII calculated on interest risk in banking book(IRRBB) basis for assets and liabilities by subsidiary as of the end of June 30, 2021 and December 31, 2020 are as follows(Unit: Korean Won in millions):

	June 30, 2021		December 31, 2020 (*3)
	ΔEVE (*1)	ΔNII (*2)	ΔEVE (*1)	ΔNII (*2)
Woori Bank	865,853	51,578	634,596	66,138
Woori Card Co., Ltd.	119,363	31,024	—	—
Woori Financial Capital Co., Ltd.	53,691	2,433	—	—
Woori Investment Bank Co., Ltd.	7,442	18,171	—	—
Woori Asset Trust Co., Ltd.	1,642	903	—	—
Woori Asset Management Corp.	1,486	265	—	—
Woori Savings Bank	13,047	86	—	—
Woori Private Equity Asset Management Co., Ltd.	1,367	47	—	—
Woori Global Asset Management Co., Ltd.	353	68	—	—

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income
(*3)	As of December 31, 2020, for the remaining subsidiaries except the bank, consolidated trusts, and consolidated subsidiaries of the bank, EVE and NII were not calculated.

For the remaining subsidiaries except the Bank, consolidated trusts, and consolidated subsidiaries of the Bank as of December 31, 2020, the interest rate EaR and VaR calculated based on the BIS Framework are as follows (Unit: Korean Won in millions):

	December 31, 2020
	EaR (*1)	VaR (*2)
Woori Card Co., Ltd.	106,645	157,085
Woori Financial Capital Co., Ltd.	3,701	12,550
Woori Investment Bank Co., Ltd.	1,479	5,005
Woori Asset Trust Co., Ltd.	3,211	398
Woori Asset Management Corp.	64	493
Woori Private Equity Asset Management Co., Ltd.	193	37
Woori Global Asset Management Co., Ltd.	119	318

(*1)	EaR (Earning at Risk): Change of maximum expected income and expense
(*2)	VaR (Value at Risk): Maximum expected losses

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	June 30, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	185,900,839	50,720,981	16,577,249	16,808,522	64,967,665	4,504,350	339,479,606
Financial assets at FVTPL	743,809	85,804	53,502	53,270	339,354	16,857	1,292,596
Financial assets at FVTOCI	4,166,280	1,972,127	2,833,413	4,080,867	15,978,972	551,087	29,582,746
Securities at amortized cost	1,219,155	1,864,315	1,120,867	952,209	9,974,120	1,262,559	16,393,225

Total	192,030,083	54,643,227	20,585,031	21,894,868	91,260,111	6,334,853	386,748,173

Liability:
Deposits due to customers	132,225,484	53,393,496	38,059,940	19,876,450	58,716,564	59,095	302,331,029
Borrowings	11,797,382	3,164,618	1,032,689	1,498,079	4,710,877	463,998	22,667,643
Debentures	4,317,821	3,343,191	2,739,535	3,306,657	25,574,575	3,303,981	42,585,760

Total	148,340,687	59,901,305	41,832,164	24,681,186	89,002,016	3,827,074	367,584,432

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	177,214,415	54,035,826	12,410,513	11,140,520	64,799,854	5,170,572	324,771,700
Financial assets at FVTPL	609,542	263,510	91,791	94,879	150,148	13,239	1,223,109
Financial assets at FVTOCI	4,344,718	3,339,086	3,751,882	2,915,238	14,648,033	473,124	29,472,081
Securities at amortized cost	1,372,094	1,471,309	933,715	1,869,352	11,080,632	1,018,002	17,745,104

Total	183,540,769	59,109,731	17,187,901	16,019,989	90,678,667	6,674,937	373,211,994

Liability:
Deposits due to customers	127,557,303	46,471,099	35,455,403	29,354,652	52,395,811	50,655	291,284,923
Borrowings	11,223,338	2,832,846	1,126,728	949,892	3,828,384	452,495	20,413,683
Debentures	3,246,233	3,396,427	3,929,346	3,495,915	21,899,788	3,257,026	39,224,735

Total	142,026,874	52,700,372	40,511,477	33,800,459	78,123,983	3,760,176	350,923,341

2)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk as of June 30, 2021 and December 31, 2020 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		June 30, 2021
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	5,544	6,264,205	14,286	146,557	2,607	455,813	113	151,698	581,084	7,599,357
	Loans and other financial assets at amortized cost	23,994	27,113,097	153,911	1,578,243	23,349	4,082,294	1,943	2,612,078	5,769,496	41,155,208
	Financial assets at FVTPL	370	418,617	10,817	203,877	14	2,451	369	499,227	32,939	1,157,111
	Financial assets at FVTOCI	2,745	3,101,436	—	—	4,658	814,484	40	54,024	630,325	4,600,269
	Securities at amortized cost	244	275,919	—	—	848	148,306	21	27,945	123,937	576,107

Total		32,897	37,173,274	179,014	1,928,677	31,476	5,503,348	2,486	3,344,972	7,137,781	55,088,052

Liability	Financial liabilities at FVTPL	352	397,497	23,954	288,145	—	—	232	312,517	154,762	1,152,921
	Deposits due to customers	18,573	20,988,030	223,103	2,280,380	22,724	3,973,125	1,374	1,846,816	4,089,854	33,178,205
	Borrowings	5,061	5,719,103	10,776	158,661	1,305	228,173	446	600,023	1,577,613	8,283,573
	Debentures	4,040	4,564,641	—	—	—	—	—	—	338,742	4,903,383
	Other financial liabilities	2,378	2,686,674	7,463	81,094	5,877	1,027,595	202	272,021	429,277	4,496,661

Total		30,404	34,355,945	265,296	2,808,280	29,906	5,228,893	2,254	3,031,377	6,590,248	52,014,743

Off-balance accounts		8,289	9,366,070	30,350	310,213	2,316	404,936	513	689,299	725,560	11,496,078

		December 31, 2020
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	5,584	6,074,879	22,832	240,710	4,580	764,686	115	154,154	501,900	7,736,329
	Loans and other financial assets at amortized cost	21,687	23,595,957	172,782	1,821,554	24,230	4,045,435	2,001	2,678,382	4,857,438	36,998,766
	Financial assets at FVTPL	280	304,146	18,855	198,781	73	11,989	248	332,182	88,745	935,843
	Financial assets at FVTOCI	2,741	2,981,832	—	—	2,601	434,258	37	49,789	565,893	4,031,772
	Securities at amortized cost	319	347,570	—	—	—	—	34	45,197	115,534	508,301

Total		30,611	33,304,384	214,469	2,261,045	31,484	5,256,368	2,435	3,259,704	6,129,510	50,211,011

Liability	Financial liabilities at FVTPL	426	463,678	14,493	152,792	—	—	158	211,525	115,429	943,424
	Deposits due to customers	16,664	18,130,448	220,153	2,320,983	26,733	4,463,300	1,532	2,050,400	3,443,631	30,408,762
	Borrowings	5,657	6,154,464	48,446	510,750	—	—	590	789,955	697,234	8,152,403
	Debentures	3,973	4,322,800	—	—	—	—	—	—	444,711	4,767,511
	Other financial liabilities	2,381	2,590,147	6,705	70,690	1,853	309,319	64	85,553	193,128	3,248,837

Total		29,101	31,661,537	289,797	3,055,215	28,586	4,772,619	2,344	3,137,433	4,894,133	47,520,937

Off-balance accounts		7,441	8,095,297	24,992	263,478	3,007	502,106	533	712,846	556,988	10,130,715

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a) Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of June 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	June 30, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	80,452	21,069	21,927	147,028	—	—	270,476
Deposits due to customers	205,113,826	39,145,113	25,694,469	23,401,034	9,267,620	1,727,436	304,349,498
Borrowings	9,742,709	3,703,637	1,731,057	2,158,344	4,861,940	475,298	22,672,985
Debentures	4,317,821	3,343,191	2,739,535	3,306,657	25,574,575	3,303,981	42,585,760
Lease liabilities	45,250	39,167	30,682	41,017	150,566	37,238	343,920
Other financial liabilities	15,726,252	64,108	14,760	31,107	615,457	1,510,559	17,962,243

Total	235,026,310	46,316,285	30,232,430	29,085,187	40,470,158	7,054,512	388,184,882

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	64,183	135,232	42,418	112,102	—	—	353,935
Deposits due to customers	191,660,253	34,349,298	25,213,410	31,144,452	9,230,904	1,793,143	293,391,460
Borrowings	10,159,819	2,524,572	1,714,490	1,866,810	4,177,634	463,376	20,906,701
Debentures	3,246,233	3,396,427	3,929,346	3,495,915	21,899,788	3,257,228	39,224,937
Lease liabilities	53,429	44,551	40,809	34,761	201,113	34,780	409,443
Other financial liabilities	8,121,978	70,277	10,294	10,897	451,096	2,142,772	10,807,314

Total	213,305,895	40,520,357	30,950,767	36,664,937	35,960,535	7,691,299	365,093,790

b) Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as of June 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	June 30, 2021
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	80,452	21,069	21,927	147,028	—	—	270,476
Deposits due to customers	212,294,262	40,187,821	24,220,703	19,252,790	7,886,088	109,812	303,951,476
Borrowings	9,742,709	3,703,637	1,731,057	2,158,344	4,861,940	475,298	22,672,985
Debentures	4,317,821	3,343,191	2,739,535	3,306,657	25,574,575	3,303,981	42,585,760
Lease liabilities	45,391	39,480	32,078	41,768	155,891	38,947	353,555
Other financial liabilities	15,721,019	63,646	14,951	30,385	622,564	1,510,142	17,962,707

Total	242,201,654	47,358,844	28,760,251	24,936,972	39,101,058	5,438,180	387,796,959

	December 31, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	68,909	131,496	41,428	112,102	—	—	353,935
Deposits due to customers	199,931,480	35,912,096	23,924,403	25,477,917	7,582,278	105,413	292,933,587
Borrowings	10,159,819	2,524,572	1,714,490	1,866,810	4,177,634	463,376	20,906,701
Debentures	3,246,233	3,396,427	3,929,346	3,495,915	21,899,788	3,257,228	39,224,937
Lease liabilities	53,429	44,894	40,949	35,074	208,125	36,950	419,421
Other financial liabilities	8,121,978	70,277	10,294	10,897	451,096	2,142,772	10,807,314

Total	221,581,848	42,079,762	29,660,910	30,998,715	34,318,921	6,005,739	364,645,895

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of June 30, 2021 and December 31, 2020 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
June 30, 2021	Cash flow risk hedge	723	595	(94)	2,742	30,554	(16)	34,504
	Fair value risk hedge	(1,446)	347	(1,406)	418	12,548	—	10,461
	Trading purpose	3,657,360	—	—	—	—	—	3,657,360
December 31, 2020	Cash flow risk hedge	2,655	6,004	515	239	55,744	—	65,157
	Fair value risk hedge	255	(302)	233	(287)	126	—	25
	Trading purpose	6,460,472	—	—	—	—	—	6,460,472

4)	Maturity analysis of off-balance accounts (Guarantees loan commitments and others)

A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised a credit to the customer. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, unused loan commitments, and other guarantees, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Guarantees	12,354,750	11,809,456
Loan commitments	114,270,804	112,088,680
Other commitments	3,788,926	4,933,086

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has established and operated an operating risk management system to strengthen external competitiveness, reduce risk capital volume, enhance operational risk management capacity and prevent accidents through compliance with Basel II, and has obtained approval from the Financial Supervisory Service for “Advanced Measurement Approaches”(AMA) based on self-compliance verification and independent third-party inspection results.

2)	Operational risk measurement

The Group is applying the basic indicator method for the purpose of calculating the regulatory capital of operation risk, and the Bank is applying the advanced measurement method. The Bank applies AMA using internal and external loss data, business environment and internal control factors, and scenario analysis.

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of organization

The Group’s reporting segments consist of banking, credit card, capital, investment banking and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits, financial services and other relevant services for customers of Woori Bank
Credit card	Credit card, cash services, card loans and other relevant services of Woori Card Co., Ltd.
Capital	Installments, loans including lease financing and other relevant services of Woori Financial Capital Co., Ltd.
Investment banking	Securities operation, sale of financial instruments, project financing and other related services for comprehensive financing of Woori Investment Bank Co., Ltd.
Others	Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Ltd., Woori Savings Bank, Woori Credit Information Co., Ltd., Woori Fund Services Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute

(2)	The details of income (expense) by each segment are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2021
	Banking (*1)	Credit card	Capital	Investment banking	Others (*2)	Sub-total	Adjustments (*3)	Total
Net interest income	2,455,888	289,977	144,326	51,365	12,114	2,953,670	368,949	3,322,619
Non-interest income(expense)	880,871	43,409	41,251	27,751	889,701	1,882,983	(1,161,693)	721,290
Impairment losses due to credit loss	(76,945)	(66,694)	(31,589)	2,566	(3,646)	(176,308)	(28,268)	(204,576)
General and administrative expense	(1,604,531)	(102,815)	(41,224)	(24,014)	(216,169)	(1,988,753)	133,260	(1,855,493)
Net operating income(expense)	1,655,283	163,877	112,764	57,668	682,000	2,671,592	(687,752)	1,983,840

Non-operating income(expense)	32,073	(2,701)	(15,851)	(271)	2,660	15,910	17,998	33,908

Net income(expense) before tax	1,687,356	161,176	96,913	57,397	684,660	2,687,502	(669,754)	2,017,748
Tax income(expense)	(403,630)	(39,741)	(14,386)	(13,362)	(8,811)	(479,930)	(567)	(480,497)

Net income(loss)	1,283,726	121,435	82,527	44,035	675,849	2,207,572	(670,321)	1,537,251
Total assets	393,520,653	12,645,157	8,761,211	4,860,424	24,906,508	444,693,953	(23,423,347)	421,270,606
Total liabilities	369,318,152	10,467,730	7,831,718	4,296,271	2,680,272	394,594,143	(1,483,711)	393,110,432

(*1)	The banking sector includes banks and their consolidated subsidiaries (such as overseas subsidiaries)
(*2)

Other segments include gains and losses from Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Woori Savings Bank, Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute.

(*3)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.

	For the six-month period ended June 30, 2020
	Banking (*1)	Credit card	Investment banking	Others (*2)	Sub-total	Adjustments (*3)	Total
Net interest income	2,271,005	280,777	35,066	737	2,587,585	353,264	2,940,849
Non-interest income(expense)	721,678	16,935	18,328	864,510	1,621,451	(1,153,465)	467,986
Impairment losses due to credit loss	(337,796)	(94,537)	(727)	(211)	(433,271)	(13,408)	(446,679)
General and administrative expense	(1,615,836)	(96,684)	(17,132)	(189,974)	(1,919,626)	130,068	(1,789,558)
Net operating income(expense)	1,039,051	106,491	35,535	675,062	1,856,139	(683,541)	1,172,598

Non-operating expense	(125,655)	(2,208)	(294)	(97)	(128,254)	(10,495)	(138,749)

Net income(expense) before tax	913,396	104,283	35,241	674,965	1,727,885	(694,036)	1,033,849
Tax income(expense)	(222,569)	(24,629)	(3,806)	(10,278)	(261,282)	1,466	(259,816)

Net income(loss)	690,827	79,654	31,435	664,687	1,466,603	(692,570)	774,033
Total assets (*4)	374,120,064	11,366,596	4,332,474	31,872,690	421,691,824	(22,610,807)	399,081,017
Total liabilities (*4)	348,706,682	9,312,986	3,803,594	9,606,742	371,430,004	925,168	372,355,172

(*1)	Banking includes gains and losses from separate Bank and local subsidiaries abroad.
(*2)

Other subsidiaries include gains and losses from Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute.

(*3)	Adjustments were made for the presentation of profit or loss in accordance with the Accounting Standards from the reporting segments in accordance with the Managerial Accounting Standards.
(*4)	Total assets and liabilities are amounts at the end of the previous year.

(3)	Operating profit or loss from external customers for the six-month periods ended June 30, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30
	2021	2020
Domestic	1,834,105	1,108,347
Foreign	149,735	64,251

Total	1,983,840	1,172,598

(4)	Major non-current assets as of June 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	June 30, 2021 (*)	December 31, 2020 (*)
Domestic	5,097,802	5,026,161
Foreign	429,930	433,869

Total	5,527,732	5,460,030

(*)	Major non-current assets included investments in joint ventures and associates, investment properties, property, plant and equipment, and intangible assets.

(5)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the six-month periods ended June 30, 2021 and 2020.

6.	CASH AND CASH EQUIVALENTS

Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Cash	1,847,971	1,611,282
Foreign currencies	477,167	514,565
Demand deposits	7,413,388	7,314,353
Fixed deposits	672,820	550,783

Total	10,411,346	9,990,983

7.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of June 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Financial assets at fair value through profit or loss measured at fair value	12,264,521	14,762,941

(2)	Financial assets at fair value through profit or loss measured at fair value are as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Deposits:
Gold banking asset	70,150	48,796
Securities:
Debt securities
Korean treasury and government agencies	905,866	1,020,418
Financial institutions	872,516	873,031
Corporates	698,529	761,681
Others	20,013	231,967
Equity securities	458,923	485,793
Capital contributions	987,813	865,685
Beneficiary certificates	3,701,141	2,812,558
Others	93,765	84,979

Sub-total	7,738,566	7,136,112

Loans	431,137	676,291
Derivatives assets	4,024,668	6,901,742

Total	12,264,521	14,762,941

The Group does not have financial assets at fair value through profit or loss designated as upon initial recognition as of June 30, 2021 and December 31, 2020.

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of June 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Debt securities:
Korean treasury and government agencies	4,635,775	2,922,671
Financial institutions	15,467,380	17,996,660
Corporates	3,952,257	3,896,744
Bond denominated in foreign currencies	4,600,217	4,031,721
Securities loaned	395,163	100,345

Sub-total	29,050,792	28,948,141

Equity securities	1,234,099	1,080,788

Total	30,284,891	30,028,929

(2)	Details of equity securities designated as financial assets at FVTOCI as of June 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	June 30, 2021	December 31, 2020	Remarks
Investment for strategic business partnership purpose	847,132	778,657
Debt-equity swap	386,961	302,090
Others	6	41	Development Trust management purpose, etc.

Total	1,234,099	1,080,788

(3)	Changes in the allowance for credit losses and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the six-month period ended June 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(9,631)	—	—	(9,631)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(2,097)	—	—	(2,097)
Disposal	1,670	—	—	1,670
Others (*)	(134)	—	—	(134)

Ending balance	(10,192)	—	—	(10,192)

(*)	Others consist of foreign currencies translation, etc.

	For the six-month period ended June 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(8,569)	—	—	(8,569)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(782)	—	—	(782)
Disposal	337	—	—	337
Others (*)	(170)	—	—	(170)

Ending balance	(9,184)	—	—	(9,184)

(*)	Others consist of foreign currencies translation, etc.

2)	Gross carrying amount

	For the six-month period ended June 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	28,948,141	—	—	28,948,141
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	13,505,927	—	—	13,505,927
Disposal/ Recovery	(13,436,584)	—	—	(13,436,584)
Loss on valuation	(109,965)	—	—	(109,965)
Amortization based on effective interest method	(7,024)	—	—	(7,024)
Others (*)	150,297	—	—	150,297

Ending balance	29,050,792	—	—	29,050,792

(*)	Changes due to foreign currencies translation, etc.

	For the six-month period ended June 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	26,795,161	—	—	26,795,161
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	12,879,766	—	—	12,879,766
Disposal/ Recovery	(11,051,251)	—	—	(11,051,251)
Gain on valuation	114,000	—	—	114,000
Amortization based on effective interest method	4,073	—	—	4,073
Others (*)	63,060	—	—	63,060

Ending balance	28,804,809	—	—	28,804,809

(*)	Changes due to foreign currencies translation, etc.

(4)

During the six-month periods ended June 30, 2021, the Group sold its equity securities, designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 84,460 million Won, and cumulative gains at disposal dates were 46,135 million Won.

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of June 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Korean treasury and government agencies	6,959,361	6,947,495
Financial institutions	3,472,495	4,843,534
Corporates	4,721,552	4,726,075
Bond denominated in foreign currencies	576,107	508,301
Allowance for credit losses	(4,274)	(4,566)

Total	15,725,241	17,020,839

(2)	Changes in the allowance for credit losses and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the six-month period ended June 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,566)	—	—	(4,566)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of allowance for credit losses	293	—	—	293
Others (*)	(1)	—	—	(1)

Ending balance	(4,274)	—	—	(4,274)

(*)	Changes due to foreign currencies translation, etc.

	For the six-month period ended June 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,511)	—	—	(5,511)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of allowance for credit losses	(47)	—	—	(47)
Others (*)	1	—	—	1

Ending balance	(5,557)	—	—	(5,557)

(*)	Changes due to foreign currencies translation, etc.

2)	Gross carrying amount

	For the six-month period ended June 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,025,405	—	—	17,025,405
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	1,496,443	—	—	1,496,443
Disposal/ Recovery	(2,812,675)	—	—	(2,812,675)
Amortization based on effective interest method	4,416	—	—	4,416
Others (*)	15,926	—	—	15,926

Ending balance	15,729,515	—	—	15,729,515

(*)	Changes due to foreign currencies translation, etc.

	For the six-month period ended June 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	20,326,050	—	—	20,326,050
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	1,678,871	—	—	1,678,871
Disposal/ Recovery	(3,406,644)	—	—	(3,406,644)
Amortization based on effective interest method	388	—	—	388
Others (*)	17,494	—	—	17,494

Ending balance	18,616,159	—	—	18,616,159

(*)	Changes due to foreign currencies translation, etc.

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of June 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Due from banks	21,733,419	9,863,160
Loans	313,781,194	302,794,182
Other financial assets	9,635,812	7,448,736

Total	345,150,425	320,106,078

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Due from banks in local currency:
Due from Bank of Korea (“BOK”)	17,283,604	6,519,226
Due from depository banks	106,475	84,195
Due from non-depository institutions	6,477	266
Due from the Korea Exchange	162	227
Others	127,625	172,914
Loss allowance	(4,094)	(1,576)

Sub-total	17,520,249	6,775,252

Due from banks in foreign currencies:
Due from banks on demand	2,692,865	1,608,126
Due from banks on time	207,724	296,489
Others	1,316,117	1,186,083
Loss allowance	(3,536)	(2,790)

Sub-total	4,213,170	3,087,908

Total	21,733,419	9,863,160

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	June 30, 2021	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	17,283,604	Reserve deposits under BOK Act
Due from KSFC	KB Securities Co. Ltd.	162	Futures trading margin
Others	Korea Federation of Savings Banks and others	81,375	Guarantees, mortgage of domestic exchange transactions and others

Sub-total		17,365,141

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	2,656,462	Reserve deposits under BOK Act and others
Due from banks on time	National Bank Cambodia	226	Reserve deposits and others
Others	Korea Investment & Securities and others	1,301,770	Overseas futures and options trade deposits and others

Sub-total		3,958,458

Total		21,323,599

	Counterparty	December 31, 2020	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	6,519,226	Reserve deposits under BOK Act
Due from KSFC	KB Securities Co. Ltd.	227	Futures trading margin
Others	Korea Federation of Savings Banks and others	89,562	Guarantees, mortgage of domestic exchange transactions and others

Sub-total		6,609,015

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	1,544,492	Reserve deposits under BOK Act and others
Due from banks on time	National Bank Cambodia	54	Reserve deposits and others
Others	Korea Investment & Securities and others	1,180,570	Overseas futures and options trade deposits and others

Sub-total		2,725,116

Total		9,334,131

(4)	Changes in the allowance for credit losses and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the six-month period ended June 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,366)	—	—	(4,366)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	(3,235)	—	—	(3,235)
Others (*)	(29)	—	—	(29)

Ending balance	(7,630)	—	—	(7,630)

(*)	Changes due to foreign currencies translation, etc.

	For the six-month period ended June 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,860)	—	—	(4,860)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	(1,305)	—	—	(1,305)
Others (*)	103	—	—	103

Ending balance	(6,062)	—	—	(6,062)

(*)	Changes due to foreign currencies translation, etc.

2)	Gross carrying amount

	For the six-month period ended June 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	9,867,526	—	—	9,867,526
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	11,845,544	—	—	11,845,544
Others (*)	27,979	—	—	27,979

Ending balance	21,741,049	—	—	21,741,049

(*)	Changes due to foreign currencies translation, etc.

	For the six-month period ended June 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	14,497,083	—	—	14,497,083
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	(1,523,664)	—	—	(1,523,664)
Others (*)	(20,148)	—	—	(20,148)

Ending balance	12,953,271	—	—	12,953,271

(*)	Changes due to foreign currencies translation, etc.

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Loans in local currency	260,510,080	249,264,947
Loans in foreign currencies	21,852,277	20,025,092
Domestic banker’s usance	3,099,279	2,240,830
Credit card accounts	9,378,956	8,542,619
Bills bought in foreign currencies	4,993,964	5,763,427
Bills bought in local currency	134,426	133,650
Factoring receivables	40,715	38,017
Advances for customers on guarantees	28,024	31,300
Private placement bonds	604,005	353,585
Securitized loans	2,688,827	2,561,914
Call loans	2,086,802	2,352,034
Bonds purchased under resale agreements	6,139,390	10,145,749
Financial lease receivables	948,026	586,216
Installment financial bond	2,372,550	1,925,493
Others	170	380
Loan origination costs and fees	781,393	744,109
Discounted present value	(7,023)	(6,656)
Allowance for credit losses	(1,870,667)	(1,908,524)

Total	313,781,194	302,794,182

(6)	Changes in the allowance for credit losses of loans are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2021
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(121,527)	(84,463)	(205,693)	(327,460)	(521,907)	(388,744)
Transfer to 12-month expected credit losses	(17,090)	16,288	802	(96,884)	67,540	29,344
Transfer to lifetime expected credit losses	10,008	(12,300)	2,292	15,840	(38,334)	22,494
Transfer to credit-impaired financial assets	2,240	14,716	(16,956)	1,733	24,473	(26,206)
Net reversal (provision) of allowance for credit losses	(3,047)	(26,459)	(52,462)	82,307	(49,412)	(86,337)
Recovery	—	—	(37,106)	—	—	(25,508)
Charge-off	—	—	81,855	—	—	133,534
Disposal	—	—	7,224	—	—	15,486
Interest income from impaired loans	—	—	7,126	—	—	6,634
Others	93	364	3,288	(7,112)	(2,499)	6,450

Ending balance	(129,323)	(91,854)	(209,630)	(331,576)	(520,139)	(312,853)

	For the six-month period ended June 30, 2021
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(62,712)	(90,481)	(105,537)	(511,699)	(696,851)	(699,974)
Transfer to 12-month expected credit losses	(22,258)	22,110	148	(136,232)	105,938	30,294
Transfer to lifetime expected credit losses	7,774	(8,529)	755	33,622	(59,163)	25,541
Transfer to credit-impaired financial assets	714	3,830	(4,544)	4,687	43,019	(47,706)
Net reversal (provision) of allowance for credit losses	8,752	(22,880)	(63,397)	88,012	(98,751)	(202,196)
Recovery	—	—	(33,196)	—	—	(95,810)
Charge-off	—	—	94,160	—	—	309,549
Disposal	—	—	—	—	—	22,710
Interest income from impaired loans	—	—	—	—	—	13,760
Others	(1)	—	—	(7,020)	(2,135)	9,738

Ending balance	(67,731)	(95,950)	(111,611)	(528,630)	(707,943)	(634,094)

	For the six-month period ended June 30, 2020
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(85,148)	(77,962)	(125,588)	(324,258)	(297,718)	(390,045)
Transfer to 12-month expected credit losses	(19,356)	18,821	535	(30,128)	22,088	8,040
Transfer to lifetime expected credit losses	8,766	(10,576)	1,810	16,628	(73,095)	56,467
Transfer to credit-impaired financial assets	2,225	9,617	(11,842)	12,976	12,525	(25,501)
Net reversal (provision) of allowance for credit losses	6,109	(13,315)	(61,278)	(74,693)	(30,747)	(142,540)
Recovery	—	—	(33,774)	—	—	(43,300)
Charge-off	—	—	91,333	—	—	101,899
Disposal	48	2	346	—	—	22,255
Interest income from impaired loans	—	—	4,735	—	—	7,622
Others	(124)	(5)	(131)	(7,593)	(84)	24,127

Ending balance	(87,480)	(73,418)	(133,854)	(407,068)	(367,031)	(380,976)

	For the six-month period ended June 30, 2020
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(74,726)	(71,533)	(128,042)	(484,132)	(447,213)	(643,675)
Transfer to 12-month expected credit losses	(13,837)	13,795	42	(63,321)	54,704	8,617
Transfer to lifetime expected credit losses	7,041	(7,438)	397	32,435	(91,109)	58,674
Transfer to credit-impaired financial assets	22,209	59,874	(82,083)	37,410	82,016	(119,426)
Net reversal (provision) of allowance for credit losses	(17,597)	(59,668)	(22,731)	(86,181)	(103,730)	(226,549)
Recovery	—	—	(31,690)	—	—	(108,764)
Charge-off	—	—	138,351	—	—	331,583
Disposal	—	—	23,653	48	2	46,254
Interest income from impaired loans	—	—	—	—	—	12,357
Others	(2)	—	—	(7,719)	(89)	23,996

Ending balance	(76,912)	(64,970)	(102,103)	(571,460)	(505,419)	(616,933)

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2021
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	125,990,038	12,016,711	537,106	149,574,932	7,328,741	717,909
Transfer to 12-month expected credit losses	3,730,443	(3,721,667)	(8,776)	1,534,004	(1,501,081)	(32,923)
Transfer to lifetime expected credit losses	(6,030,431)	6,053,085	(22,654)	(3,097,859)	3,143,555	(45,696)
Transfer to credit-impaired financial assets	(64,415)	(86,834)	151,249	(166,253)	(149,253)	315,506
Charge-off	—	—	(81,855)	—	—	(133,534)
Disposal	—	—	(26,261)	—	—	(66,527)
Net increase (decrease)	4,935,139	(931,914)	(25,244)	7,239,175	(673,197)	(122,212)

Ending balance	128,560,774	13,329,381	523,565	155,083,999	8,148,765	632,523

	For the six-month period ended June 30, 2021
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	7,278,975	1,078,220	180,074	282,843,945	20,423,672	1,435,089
Transfer to 12-month expected credit losses	307,122	(306,941)	(181)	5,571,569	(5,529,689)	(41,880)
Transfer to lifetime expected credit losses	(473,197)	474,086	(889)	(9,601,487)	9,670,726	(69,239)
Transfer to credit-impaired financial assets	(27,962)	(27,424)	55,386	(258,630)	(263,511)	522,141
Charge-off	—	—	(94,160)	—	—	(309,549)
Disposal	—	—	—	—	—	(92,788)
Net increase (decrease)	973,542	(88,350)	44,553	13,147,856	(1,693,461)	(102,903)

Ending balance	8,058,480	1,129,591	184,783	291,703,253	22,607,737	1,340,871

	For the six-month period ended June 30, 2020
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	111,253,283	12,448,807	417,674	134,443,979	4,910,598	740,257
Transfer to 12-month expected credit losses	4,318,903	(4,310,929)	(7,974)	1,067,885	(1,046,149)	(21,736)
Transfer to lifetime expected credit losses	(4,980,916)	5,002,670	(21,754)	(2,571,677)	2,646,989	(75,312)
Transfer to credit-impaired financial assets	(77,204)	(118,765)	195,969	(235,257)	(115,332)	350,589
Charge-off	—	—	(91,333)	—	—	(101,899)
Disposal	(3,920,591)	(3,971)	(16,378)	—	—	(42,390)
Net increase (decrease)	8,332,255	(1,442,779)	(35,155)	8,840,031	(833,148)	(105,787)

Ending balance	114,925,730	11,575,033	441,049	141,544,961	5,562,958	743,722

	For the six-month period ended June 30, 2020
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	7,278,467	885,832	228,367	252,975,729	18,245,237	1,386,298
Transfer to 12-month expected credit losses	266,322	(266,266)	(56)	5,653,110	(5,623,344)	(29,766)
Transfer to lifetime expected credit losses	(305,371)	305,870	(499)	(7,857,964)	7,955,529	(97,565)
Transfer to credit-impaired financial assets	(51,913)	(75,435)	127,348	(364,374)	(309,532)	673,906
Charge-off	—	—	(138,351)	—	—	(331,583)
Disposal	—	—	(43,781)	(3,920,591)	(3,971)	(102,549)
Net increase (decrease)	(296,819)	(50,674)	9,399	16,875,467	(2,326,601)	(131,543)

Ending balance	6,890,686	799,327	182,427	263,361,377	17,937,318	1,367,198

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Cash Management Account asset (CMA asset)	215,000	210,000
Receivables	6,325,406	3,809,929
Accrued income	934,797	864,107
Telex and telephone subscription rights and refundable deposits	885,906	936,878
Domestic exchange settlement debit	1,149,524	1,518,775
Other assets	212,060	192,342
Allowance for credit losses	(86,881)	(83,295)

Total	9,635,812	7,448,736

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,666)	(5,450)	(74,179)	(83,295)
Transfer to 12-month expected credit losses	(204)	196	8	—
Transfer to lifetime expected credit losses	156	(173)	17	—
Transfer to credit-impaired financial assets	178	414	(592)	—
Reversal (Provision) of allowance for credit losses	564	(930)	(4,179)	(4,545)
Charge-off	—	—	987	987
Disposal	—	—	557	557
Others	(1,873)	(4)	1,292	(585)

Ending balance	(4,845)	(5,947)	(76,089)	(86,881)

	For the six-month period ended June 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,196)	(1,666)	(72,277)	(77,139)
Transfer to 12-month expected credit losses	(140)	131	9	—
Transfer to lifetime expected credit losses	536	(150)	(386)	—
Transfer to credit-impaired financial assets	26	142	(168)	—
Provision of allowance for credit losses	(767)	(262)	(3,272)	(4,301)
Charge-off	—	—	248	248
Disposal	—	—	489	489
Others	545	—	(11)	534

Ending balance	(2,996)	(1,805)	(75,368)	(80,169)

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,267,426	76,418	188,187	7,532,031
Transfer to 12-month expected credit losses	7,997	(7,984)	(13)	—
Transfer to lifetime expected credit losses	(13,729)	13,759	(30)	—
Transfer to credit-impaired financial assets	(800)	(1,038)	1,838	—
Charge-off	—	—	(987)	(987)
Disposal	—	—	(686)	(686)
Net increase (decrease)	2,157,975	26,038	8,322	2,192,335

Ending balance	9,418,869	107,193	196,631	9,722,693

	For the six-month period ended June 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,059,844	92,647	117,874	8,270,365
Transfer to 12-month expected credit losses	8,420	(8,404)	(16)	—
Transfer to lifetime expected credit losses	(12,735)	12,752	(17)	—
Transfer to credit-impaired financial assets	(1,743)	(1,096)	2,839	—
Charge-off	—	—	(248)	(248)
Disposal	—	—	(549)	(549)
Net increase (decrease)	4,288,900	(31,361)	51,841	4,309,380

Ending balance	12,342,686	64,538	171,724	12,578,948

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy for financial instruments is determined by the amount of observable market data. The specific financial instruments characteristics and market condition such as the existence of the transactions among market participants and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	June 30, 2021
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	70,150	—	—	70,150
Debt securities	717,328	1,775,743	3,853	2,496,924
Equity securities	32,950	—	425,973	458,923
Capital contributions	—	—	987,813	987,813
Beneficiary certificates	31,313	1,635,007	2,034,821	3,701,141
Loans	—	139,666	291,471	431,137
Derivative assets (Designated for trading)	2,702	4,021,433	533	4,024,668
Others	—	—	93,765	93,765

Sub-total	854,443	7,571,849	3,838,229	12,264,521

Financial assets at FVTOCI
Debt securities	5,240,322	23,810,470	—	29,050,792
Equity securities	664,816	—	569,283	1,234,099

Sub-total	5,905,138	23,810,470	569,283	30,284,891

Derivative assets (Designated for hedging)	—	129,562	—	129,562

Total	6,759,581	31,511,881	4,407,512	42,678,974

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	70,394	—	—	70,394
Derivative liabilities (Designated for trading)	4,867	3,630,190	22,647	3,657,704
Securities sold	200,083	—	—	200,083

Sub-total	275,344	3,630,190	22,647	3,928,181

Derivative liabilities (Designated for hedging)	—	44,045	—	44,045

Total	275,344	3,674,235	22,647	3,972,226

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

	December 31, 2020
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	48,796	—	—	48,796
Debt securities	516,597	2,365,882	4,618	2,887,097
Equity securities	35,422	—	450,371	485,793
Capital contributions	—	—	865,685	865,685
Beneficiary certificates	24,895	869,852	1,917,811	2,812,558
Loans	—	467,229	209,062	676,291
Derivative assets (Designated for trading)	18,416	6,875,454	7,872	6,901,742
Others	—	—	84,979	84,979

Sub-total	644,126	10,578,417	3,540,398	14,762,941

Financial assets at FVTOCI
Debt securities	3,092,237	25,855,904	—	28,948,141
Equity securities	510,073	—	570,715	1,080,788

Sub-total	3,602,310	25,855,904	570,715	30,028,929

Derivative assets (Designated for hedging)	—	174,820	—	174,820

Total	4,246,436	36,609,141	4,111,113	44,966,690

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	49,279	—	—	49,279
Derivative liabilities (Designated for trading)	6,024	6,433,727	20,136	6,459,887
Securities sold	285,026	—	—	285,026

Sub-total	340,329	6,433,727	20,136	6,794,192

Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	—	—	19,630	19,630

Derivative liabilities (Designated for hedging)	—	64,769	—	64,769

Total	340,329	6,498,496	39,766	6,878,591

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

Financial assets and liabilities at FVTPL, financial liabilities at FVTPL designated as upon initial recognition, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

1)	Valuation methods and input variables for each type of financial instrument classified into level 2 in June 30, 2021 and December 31, 2020 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread.	Risk-free market rate and credit spread

Beneficiary certificates	The beneficiary certificates classified as Level 2 are MMF and are measured at the standard price.	Standard price

Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Discount rate, values of underlying assets such as foreign exchange rate and stock prices, volatility, risk-free market rate, forward rate, etc.

Loans	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Risk-free market rate and credit spread

2)	Valuation methods and input variables for each type of financial instrument classified into level 3 in June 30, 2021 and December 31, 2020 are as follows:

	Valuation methods	Input variables
Loans

Fair value is calculated by using the Binomial Tree, which is a valuation technique commonly used in the market taking into account the price and variability of the underlying asset, and LSMC. The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.

Values of underlying assets, volatility, risk-free market rate and credit spread

Debt securities	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to debt securities issuers.	Risk-free market rate and credit spread

Equity securities, capital contributions and Beneficiary certificates

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method, LSMC, and Binomial Tree, more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, corporate Beta, stock prices, volatility of underlying asset, net asset of the investment association and discount rate

Derivatives	Fair value is measured by models such as option model (Closed form), DCF model, FDM and Monte Carlo Simulation.	Risk-free market rate, discount rate, values of underlying assets such as foreign exchange rate and stock prices, volatility, etc.

Others	Fair value is measured by DCF model, LSMC, etc.	Stock prices, volatility of underlying assets, etc.

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Input variable	Range(%)	Impact of changes in significant unobservable inputs on fair value measurement

Loans	Binomial Tree		Stock prices, Volatility of underlying asset	34.96%	Variation of fair value increases as volatility of underlying asset increases.

	LSMC		Stock prices, Volatility of underlying asset	16.63%	Variation of fair value increases as volatility of underlying asset increases.

Derivative assets	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.

			Volatility of underlying asset	21.78~103.13%	Variation of fair value increases as volatility of underlying assets increases.

		Equity related	Correlation coefficient	0.25~0.76	Variation of fair value increases as correlation coefficient increases.

			Volatility of underlying asset	—	Variation of fair value increases as volatility of underlying assets increases.

	DCF model	Interest rate related	Credit risk adjustment ratio	100.00%	Variation of fair value decreases as credit risk adjustment ratio increases.

Derivative liabilities	Option valuation model and others	Interest rate related	Correlation coefficient	0.90~0.98	Variation of fair value increases as correlation coefficient increases.

			Volatility of underlying asset	21.78~103.13%	Variation of fair value increases as volatility of underlying assets increases.

		Equity related	Correlation coefficient	0.25~0.76	Variation of fair value increases as correlation coefficient increases.

			Volatility of underlying asset	—	Variation of fair value increases as volatility of underlying assets increases.

Equity securities, capital contributions, and beneficiary certificates	LSMC		Stock prices, Volatility of underlying asset	17.20%	Variation of fair value increases as volatility of underlying asset increases.

	DCF model and others		Discount rate	0.00~37.98%	Fair value increases as discount rate decreases.

			Terminal growth rate	1.00%	Fair value increases as terminal growth rate increases.

			Liquidation value	0.00%	Variation of liquidation value increases as volatility of underlying assets increases

	Fair value measurement technique	Type	Input variable	Range(%)	Impact of changes in significant unobservable inputs on fair value measurement

Others	Income approach		Discount rate	12.69%	Fair value increases as discount rate decreases.

			Growth rate	1.00%	Fair value increases as growth rate increases.

	LSMC		Stock prices, Volatility of underlying asset	16.63~37.31%	Variation of fair value increases as volatility of underlying asset increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group, and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2021
	Beginning balance	Net Income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	4,618	(765)	—	—	—	—	3,853
Equity securities	450,371	(12,065)	—	13,083	(25,416)	—	425,973
Capital contributions	865,685	35,844	—	209,861	(123,577)	—	987,813
Beneficiary certificates	1,917,811	23,203	—	166,461	(72,654)	—	2,034,821
Loans	209,062	9,231	—	444,975	(371,797)	—	291,471
Derivative assets	7,872	(243)	—	512	(1,770)	(5,838)	533
Others	84,979	6,944	—	6,998	(5,156)	—	93,765

Sub-total	3,540,398	62,149	—	841,890	(600,370)	(5,838)	3,838,229

Financial assets at FVTOCI
Equity securities	570,715	—	(1,555)	242	(119)	—	569,283

Total	4,111,113	62,149	(1,555)	842,132	(600,489)	(5,838)	4,407,512

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	20,136	25,916	—	(4,642)	(12,509)	(6,254)	22,647
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	19,630	(102)	—	—	(19,528)	—	—
Derivative liabilities (Designated for hedging)	—	—	—	—	—	—	—

Total	39,766	25,814	—	(4,642)	(32,037)	(6,254)	22,647

(*1)

The losses that increase financial liabilities are presented as positive amounts, and the gains that decrease financial liabilities are presented as negative amounts. The gain amounting to 27,221 million Won for the six-month period ended June 30, 2021, which is from financial assets and liabilities that the Group holds as at the end of the period, has been recognized in net gain(loss) on financial assets at FVTPL and net gain(loss) on financial assets at FVTOCI in the consolidated statement of comprehensive income.

(*2)	The Group recognizes transfers between levels at the end of reporting period within such events have occurred or conditions have changed.

	For the six-month period ended June 30, 2020
	Beginning balance	Net Income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	5,826	(9)	—	—	(52)	—	5,765
Equity securities	528,621	13,220	—	10,472	(13,714)	31	538,630
Capital contributions	515,199	12,324	—	98,219	(12,006)	—	613,736
Beneficiary certificates	1,275,734	15,939	—	315,069	(138,319)	—	1,468,423
Loans	152,629	4,556	—	93,987	(62,274)	—	188,898
Derivative assets	25,048	95,112	—	10,891	(19,233)	(8,387)	103,431

Sub-total	2,503,057	141,142	—	528,638	(245,598)	(8,356)	2,918,883

Financial assets at FVTOCI
Equity securities	493,698	—	(56,593)	3,698	(630)	2,192	442,365

Total	2,996,755	141,142	(56,593)	532,336	(246,228)	(6,164)	3,361,248

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	72,039	495	—	11,001	(49,806)	(14,308)	19,421
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities	87,626	(8,421)	—	—	(54,719)	—	24,486
Derivative liabilities (Designated for hedging)	321	—	—	—	(321)	—	—

Total	159,986	(7,926)	—	11,001	(104,846)	(14,308)	43,907

(*1)

The losses that increase financial liabilities are presented as positive amounts, and the gains that decrease financial liabilities are presented as negative amounts. The gain amounting to 140,315 million Won for the six-month period ended June 30, 2020, which is from financial assets and liabilities that the Group holds as at the end of the period, has been recognized in net gain(loss) on financial assets at FVTPL and net gain(loss) on financial assets at FVTOCI in the consolidated statement of comprehensive income.

(*2)	The Group recognizes transfers between levels at the end of reporting period within such events have occurred or conditions have changed.

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 4,430,159 million Won and 4,150,879 million Won as of June 30, 2021 and December 31, 2020 respectively, equity instruments of 3,270,072 million Won and 3,052,432 million Won whose carrying amount are considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

The sensitivity on fluctuation of input variables by financial instruments as of June 30, 2021 and December 31, 2020 is as follows (Unit: Korean Won in millions):

	June 30, 2021
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	620	97	—	—
Loans (*2)	1,490	(1,466)	—	—
Debt securities	11	(9)	—	—
Equity securities (*2) (*3) (*4)	6,679	(6,779)	—	—
Beneficiary certificates (*4)	1,321	(1,211)	—	—
Others (*2)	1,066	(1,014)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	33,395	(25,335)

Total	11,187	(10,382)	33,395	(25,335)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	292	(384)	—	—

Total	292	(384)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10~10%). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (-0.5%~0.5%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

	December 31, 2020
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	110	(257)	—	—
Loans (*2)	933	(932)	—	—
Debt securities	13	(10)	—	—
Equity securities (*2) (*3) (*4)	8,539	(7,337)	—	—
Beneficiary certificates (*4)	1,403	(1,537)	—	—
Others (*2)	640	(547)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	21,587	(16,740)

Total	11,638	(10,620)	21,587	(16,740)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	776	(405)	—	—
Financial liabilities at FVTPL designated as upon initial recognition
Equity-linked securities (*1)	57	(45)	—	—

Total	833	(450)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	Fair value changes of equity securities are calculated by increasing or decreasing stock prices (-10%~10%) and volatility (-10~10%). The stock prices and volatility are major unobservable variables.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing terminal growth rate (-0.5%~0.5%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	June 30, 2021
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,328,704	13,475,532	—	15,804,236	15,725,241
Loans and other financial assets at amortized cost	—	—	342,946,182	342,946,182	345,150,425
Financial liabilities:
Deposits due to customers	—	302,658,752	—	302,658,752	302,492,676
Borrowings	—	22,086,961	433,613	22,520,574	22,545,862
Debentures	—	40,871,588	—	40,871,588	40,917,952
Other financial liabilities	—	20,670,368	290,368	20,960,736	21,208,340

	December 31, 2020
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,968,875	14,299,748	—	17,268,623	17,020,839
Loans and other financial assets at amortized cost	—	—	318,144,845	318,144,845	320,106,078
Financial liabilities:
Deposits due to customers	—	291,767,282	—	291,767,282	291,477,279
Borrowings	—	20,586,930	176,745	20,763,675	20,745,466
Debentures	—	37,931,989	—	37,931,989	37,479,358
Other financial liabilities	—	13,305,067	286,489	13,591,556	13,808,386

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, credit spread and forward rate

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	June 30, 2021
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Financial assets
Deposits	70,150	—	21,733,419	—	21,803,569
Securities	7,738,566	30,284,891	15,725,241	—	53,748,698
Loans	431,137	—	313,781,194	—	314,212,331
Derivative assets	4,024,668	—	—	129,562	4,154,230
Other financial assets	—	—	9,635,812	—	9,635,812

Total	12,264,521	30,284,891	360,875,666	129,562	403,554,640

	June 30, 2021
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Financial liabilities
Deposits due to customers	70,394	302,492,676	—	302,563,070
Borrowings	200,083	22,545,862	—	22,745,945
Debentures	—	40,917,952	—	40,917,952
Derivative liabilities	3,657,704	—	44,045	3,701,749
Other financial liabilities	—	21,208,340	—	21,208,340

Total	3,928,181	387,164,830	44,045	391,137,056

	December 31, 2020
	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Financial assets
Deposits	48,796	—	9,863,160	—	9,911,956
Securities	7,136,112	30,028,929	17,020,839	—	54,185,880
Loans	676,291	—	302,794,182	—	303,470,473
Derivative assets	6,901,742	—	—	174,820	7,076,562
Other financial assets	—	—	7,448,736	—	7,448,736

Total	14,762,941	30,028,929	337,126,917	174,820	382,093,607

	December 31, 2020
	Financial liabilities at FVTPL	Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Financial liabilities
Deposits due to customers	49,279	—	291,477,279	—	291,526,558
Borrowings	285,026	19,630	20,745,466	—	21,050,122
Debentures	—	—	37,479,358	—	37,479,358
Derivative liabilities	6,459,887	—	—	64,769	6,524,656
Other financial liabilities	—	—	13,808,386	—	13,808,386

Total	6,794,192	19,630	363,510,489	64,769	370,389,080

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category during the six-month periods ended June 30, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2021
	Interest income (expense)	Fees and commissions income	Reversal (provision) of credit loss	Gain (loss) on valuation and transactions	Others	Total
Financial assets at FVTPL	22,420	(42)	—	136,407	114,442	273,227
Financial assets at FVTOCI	175,607	840	(2,097)	45,059	16,296	235,705
Securities at amortized cost	161,372	—	293	—	—	161,665
Loans and other financial assets at amortized cost	4,351,072	244,135	(220,715)	38,680	—	4,413,172
Financial liabilities at amortized cost	(1,384,080)	1,114	—	—	—	(1,382,966)
Net derivatives (designated for hedging)	—	—	—	34,380	—	34,380

Total	3,326,391	246,047	(222,519)	254,526	130,738	3,735,183

	For the six-month period ended June 30, 2020
	Interest income (expense)	Fees and commissions income	Reversal (provision) of credit loss	Gain (loss) on valuation and transactions	Others	Total
Financial assets at FVTPL	26,210	(613)	—	401,589	54,382	481,568
Financial assets at FVTOCI	241,000	102	(782)	11,027	16,620	267,967
Securities at amortized cost	202,060	—	(47)	—	—	202,013
Loans and other financial assets at amortized cost	4,446,733	197,667	(422,066)	32,662	—	4,254,996
Financial liabilities at amortized cost	(1,969,872)	1,133	—	—	—	(1,968,739)
Net derivatives (designated for hedging)	—	—	—	14,942	—	14,942

Total	2,946,131	198,289	(422,895)	460,220	71,002	3,252,747

12.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and associates	Main business	June 30, 2021	December 31, 2020	Location	Financial statements as of
Woori Bank
W Service Networks Co., Ltd. (*1)	Freight & staffing services	4.9	4.9	Korea	2021.5.31(*4)
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	2021.6.30
Korea Finance Security Co., Ltd. (*1)	Security service	15.0	15.0	Korea	2021.5.31(*4)
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Sinseong Trading Co., Ltd. (*3)	Manufacturing	27.2	27.9	Korea	—
Reading Doctors Co., Ltd. (*3)	Other services	35.4	35.4	Korea	—
Cultizm Korea LTD Co., Ltd. (*3)	Wholesale and retail sales	31.3	31.3	Korea	—
NK Eng Co., Ltd. (*3)	Manufacturing	23.1	23.1	Korea	—
Beomgyo., Ltd. (*3)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
Woori Growth Partnerships New Technology Private Equity Fund	Other financial services	23.1	23.1	Korea	2021.6.30
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial services	20.0	20.0	Korea	2021.6.30
K BANK Co., Ltd. (*2)	Finance	26.2	26.2	Korea	2021.5.31(*4)
Smart Private Equity Fund No. 2 (*3)	Other financial services	—	20.0	Korea	—
Woori Bank-Company K Korea Movie Asset Fund	Other financial services	25.0	25.0	Korea	2021.6.30
Well to Sea No. 3 Private Equity Fund (*3)	Finance	—	50.0	Korea	—
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	2021.6.30
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	2021.6.30
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2021.6.30
LOTTE CARD Co., Ltd.	Credit card and installment financing	20.0	20.0	Korea	2021.3.31(*4)
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	Other financial services	100.0	100.0	Korea	2021.6.30
Genesis Environmental Energy Company 1st Private Equity Fund	Trust and collective investment	24.8	24.8	Korea	2021.3.31(*4)
Union Technology Finance Investment Association	Trust and collective investment	29.7	29.7	Korea	2021.3.31(*4)
Woori Bank (*5)
Japanese Hotel Real Estate Private Equity Fund 2	Other financial services	19.9	19.9	Korea	2021.6.30
Woori G Clean Energy No. 1	Investment trust and discretionary investment business	29.3	29.3	Korea	2021.6.30
Woori Goseong Power EBL Private Special Asset Fund	Trust and collective investment	16.7	16.7	Korea	2021.6.30

		Percentage of ownership (%)
Joint ventures and associates	Main business	June 30, 2021	December 31, 2020	Location	Financial statements as of
Woori Seoul Beltway Private Special Asset Fund	Trust and collective investment	25.0	25.0	Korea	2021.6.30
Woori Corporate Private Securities Fund 1 (Bond)	Collective investment business	20.0	—	Korea	2021.6.30
Woori G Star Private Placement Investment Trust No. 33 [FI]	Collective investment business	15.8	—	Korea	2021.6.30
Woori Multi Return Private Securities Investment Trust 3 (Balanced Bond)	Collective investment business	20.0	—	Korea	2021.6.30
Woori Short-term Bond Securities Investment Trust (Bond) Class C-F	Collective investment business	3.4	—	Korea	2021.6.30
Woori Financial Capital Co., Ltd.
AJU TAERIM 1st Fund	Other financial services	25.6	25.6	Korea	2021.6.30
Portone-Cape Fund No. 1	Other financial services	20.0	20.0	Korea	2021.6.30
KIWOOM PE AJU Investment Fund (*6)	Other financial services	9.1	9.1	Korea	2021.6.30
Woori Investment Bank Co., Ltd. (*5)
Woori FirstValue Private Real Estate Fund No. 2	Real estate business	12.0	12.0	Korea	2021.6.30
Woori Asset Management Co. Ltd.
Woori High plus G.B. Securities Feeder Fund 1 (G.B.)	Collective investment business	27.2	21.8	Korea	2021.6.30
Woori Star50 Master Fund Class C-F (*7)	Collective investment business	45.1	24.5	Korea	—
Woori Private Equity Asset Management Co., Ltd.
Uri Hanhwa Eureka Private Equity Fund (*2)	Other financial services	0.8	0.8	Korea	2021.6.30
Aarden Woori Apparel 1st Private Equity Fund (*2)	Other financial services	0.5	—	Korea	2021.6.30
Japanese Hotel Real Estate Private Equity Fund 1
Godo Kaisha Oceanos 1	Other financial services	47.8	47.8	Japan	2021.4.30(*4)
Woori bank and Woori card Co., Ltd. (*5)
Dongwoo C & C Co., Ltd. (*3)	Construction	24.5	24.5	Korea	—
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	28.7	28.7	Korea	—
G2 Collection Co., Ltd. (*3)	Wholesale and retail sales	29.2	29.2	Korea	—
The Base Enterprise Co., Ltd. (*3)	Manufacturing	48.4	48.4	Korea	—
Kyesan Engineering Co., Ltd. (*3)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*3)	Service	29.4	29.4	Korea	—
QTS Shipping Co., Ltd. (*3)	Complex transportation brokerage	49.8	49.8	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	25.5	25.5	Korea	—
Force TEC Co., Ltd.	Manufacturing	24.5	25.8	Korea	2021.3.31(*4)
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
JiWon Plating Co., Ltd. (*3)	Plating	20.8	20.8	Korea	—

		Percentage of ownership (%)
Joint ventures and associates	Main business	June 30, 2021	December 31, 2020	Location	Financial statements as of
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.5	24.5	Korea	—
KUM HWA Co., Ltd.	Telecommunication equipment retail sales	20.1	—	Korea	2020.12.31(*4)
Woori bank and Woori Financial Capital Co., Ltd. (*5)
JC Assurance No. 2 Private Equity Fund	Collective investment business	29.3	29.3	Korea	2021.6.30
Dream Company Growth no. 1 PEF	Collective investment business	27.8	27.8	Korea	2021.6.30
HMS-Oriens 1st Fund	Trust and collective investment	22.8	22.8	Korea	2021.6.30
Woori G Senior Loan No. 1	Investment trust and discretionary investment business	21.7	21.7	Korea	2021.6.30
Genesis Eco No. 1 Private Equity Fund	Other financial services	29	—	Korea	2021.6.30
PARATUSWOORI MATERIALS PARTS EQUIPMENT PRIVATE EQUITY FUND	Other financial services	29.9	—	Korea	2021.6.30
Woori Bank and Woori Investment Bank Co., Ltd. (*5)
PCC-Woori LP Secondary Fund	Other financial services	38.8	38.8	Korea	2021.6.30
Woori bank and Woori Asset Management Co., Ltd. (*5)
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	Collective investment business	26.5	23.3	Korea	2021.6.30
Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori-Q Corporate Restructuring Private Equity Fund	Trust and collective investment	37.8	38.4	Korea	2021.6.30
Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	35.0	35.0	Korea	2021.6.30

(*1)	Most of the significant business transactions of associates are with the Group as of June 30, 2021 and December 31, 2020.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)	There is no investment balance as of June 30, 2021 and December 31, 2020.
(*4)

The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of December and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*5)	Two or more subsidiaries may invest or operate to exert significant influence on the decision-making process for activities related to the investee.
(*6)	The Group can participate as a co-operator to exert significant influence.
(*7)	It has been reclassified as a subsidiary from an associate due to an increase in ownership interest.
(*8)	Woori G IPO10 [FI_Bal][F]C(F) can exercise significant influence but was classified as an item measured at fair value through profit or loss.

(2)	Changes in the carrying value of investments in associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2021
	Acquisition cost	January 1, 2021	Share of profits (losses)	Acquisi- tion	Disposal/ Reclassification	Dividends	Change in capital	June 30, 2021
W Service Networks Co., Ltd.	108	191	(21)	—	—	(4)	—	166
Korea Credit Bureau Co., Ltd.	3,313	8,125	458	—	—	(90)	—	8,493
Korea Finance Security Co., Ltd.	3,267	3,066	(56)	—	—	—	—	3,010
Woori Growth Partnerships New Technology Private Equity Fund	16,371	15,032	(614)	—	(567)	—	(7)	13,844
2016KIF-IMM Woori Bank Technology Venture Fund	11,060	13,238	(182)	—	(833)	—	—	12,223
K BANK Co., Ltd.	236,232	174,097	(8,332)	—	—	—	(1,772)	163,993
Smart Private Equity Fund No. 2	—	1,481	(796)	—	(685)	—	—	—
Woori Bank-Company K Korea Movie Asset Fund	600	2,788	86	—	(1,500)	—	—	1,374
Partner One Value Up I Private Equity Fund	10,000	9,816	(76)	—	—	—	(16)	9,724
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	14,236	9,756	—	5,040	(560)	—	—	14,236
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,192	4,129	—	63	—	—	—	4,192
LOTTE CARD Co., Ltd	346,810	422,832	12,826	—	—	(10,374)	3,248	428,532
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,000	10,023	18	—	—	—	—	10,041
Genesis Environmental Energy Company 1st Private Equity Fund	3,738	3,979	28	—	—	—	—	4,007
Union Technology Finance Investment Association	10,500	4,485	(175)	6,000	—	—	—	10,310
Japanese Hotel Real Estate Private Equity Fund 2	3,291	3,234	76	—	—	(104)	(98)	3,108
Woori G Clean Energy No. 1	2,477	1,024	138	1,462	—	—	—	2,624
Woori Goseong Power EBL Private Special Asset Fund	14,915	15,118	245	—	—	(246)	—	15,117
Woori Seoul Beltway Private Special Asset Fund	6,273	5,613	54	831	—	(48)	—	6,450
Woori Corporate Private Securities Fund 1 (Bond)	10,000	—	(27)	10,000	—	—	—	9,973
Woori G Star Private Placement Investment Trust No. 33 [FI]	20,000	—	63	20,000	—	—	—	20,063
Woori Multi Return Private Securities Investment Trust 3 (Balanced Bond)	10,000	—	(28)	10,000	—	—	—	9,972
Woori Short-term Bond Securities Investment Trust (Bond) Class C-F	50,000	—	444	50,000	—	—	—	50,444
AJU TAERIM 1st Fund	1,100	283	(11)	—	—	—	—	272
Portone-Cape Fund No. 1	340	960	189	—	(660)	—	—	489
KIWOOM PE AJU Investment Fund	1,000	994	(10)	—	—	—	—	984
Woori FirstValue Private Real Estate Fund No. 2	9,000	2,130	(637)	—	—	—	—	1,493

	For the six-month period ended June 30, 2021
	Acquisition cost	January 1, 2021	Share of profits (losses)	Acquisi- tion	Disposal/ Reclassification	Dividends	Change in capital	June 30, 2021
Woori High plus G.B. Securities Feeder Fund 1 (G.B.)	6,000	6,076	(29)	—	—	—	—	6,047
Woori Star50 Master Fund Class C-F	—	184	35	—	(219)	—	—	—
Uri Hanhwa Eureka Private Equity Fund	350	403	(2)	—	—	—	—	401
Aarden Woori Apparel 1st Private Equity Fund	100	—	—	100	—	—	—	100
Godo Kaisha Oceanos 1	10,800	10,193	(2)	—	—	(370)	(32)	9,789
Force TEC Co., Ltd.	—	393	(393)	—	—	—	—	—
KUM HWA Co., Ltd.	—	—	1	—	—	—	—	1
JC Assurance No. 2 Private Equity Fund	29,349	29,050	(370)	299	—	—	—	28,979
Dream Company Growth no. 1 PEF	8,000	7,705	234	—	—	—	—	7,939
HMS-Oriens 1st Fund	12,000	12,000	250	—	—	—	—	12,250
Woori G Senior Loan No. 1	64,950	52,045	1,289	12,991	—	(562)	—	65,763
Genesis Eco No. 1 Private Equity Fund	10,704	—	(683)	10,704	—	—	—	10,021
PARATUSWOORI MATERIALS PARTS EQUIPMENT PRIVATE EQUITY FUND	16,400	—	(2)	16,400	—	—	—	16,398
PCC-Woori LP Secondary Fund	10,100	8,128	160	2,525	—	—	—	10,813
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	110,221	93,474	490	20,000	—	(2,503)	—	111,461
Woori-Q Corporate Restructuring Private Equity Fund	20,148	22,904	1,068	—	(2,996)	—	—	20,976
Woori-Shinyoung Growth-Cap Private Equity Fund I	41,622	38,342	20,537	10,420	—	—	(96)	69,202

	1,139,567	993,291	26,241	176,835	(8,020)	(14,301)	1,227	1,175,274

	For the six-month period ended June 30, 2020
	Acquisition cost	January 1, 2020	Share of profits (losses)	Acquisi- tion	Disposal/ Reclassification	Dividends	Change in capital	June 30, 2020
W Service Networks Co., Ltd.	108	186	(19)	—	—	(3)	—	164
Korea Credit Bureau Co., Ltd.	3,313	6,845	743	—	—	(90)	—	7,498
Korea Finance Security Co., Ltd.	3,267	3,287	(83)	—	—	—	—	3,204
Saman Corporation	8,521	849	(418)	—	—	—	37	468
Woori Growth Partnerships New Technology Private Equity Fund	18,666	19,212	(2,064)	—	—	—	—	17,148
2016KIF-IMM Woori Bank Technology Venture Fund	12,385	15,141	1,176	—	—	—	(1,563)	14,754
K BANK Co., Ltd.	73,150	31,254	(6,917)	—	—	—	21	24,358
Smart Private Equity Fund No. 2	2,915	2,764	(21)	—	—	—	—	2,743
Woori Bank-Company K Korea Movie Asset Fund	2,100	3,323	315	—	(900)	—	—	2,738
Well to Sea No. 3 Private Equity Fund	101,483	209,023	16,385	—	—	(24,393)	(1,085)	199,930
Partner One Value Up I Private Equity Fund	10,000	9,908	(41)	—	—	—	—	9,867
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	6,596	4,576	—	2,020	—	—	—	6,596
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,055	4,375	—	—	(321)	—	—	4,054
LOTTE CARD Co., Ltd	346,810	409,444	13,822	810	—	(5,710)	(3,343)	415,023
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	100,000	—	80	100,000	—	—	—	100,080
Japanese Hotel Real Estate Private Equity Fund 2	3,291	3,291	188	—	—	(56)	—	3,423
Woori All-in-One World EMP 40 [Bond Mixed-FOF]	5,000	—	(107)	5,000	—	—	—	4,893
Uri Hanhwa Eureka Private Equity Fund	350	342	(2)	—	—	—	—	340
Godo Kaisha Oceanos 1	10,800	10,952	209	—	—	(689)	20	10,492
Force TEC Co., Ltd.	—	—	1,563	—	—	—	(442)	1,121
Woori-Shinyoung Growth-Cap Private Equity Fund I	32,572	11,841	(61)	19,906	—	—	—	31,686
Chin Hung International Inc.	130,779	51,176	(726)	—	—	—	(22)	50,428
PCC-Woori LP Secondary Fund	5,050	2,525	(124)	2,525	—	—	—	4,926
Woori High plus G.B. Securities Feeder Fund 1 (G.B.)	6,141	—	120	6,141	—	—	—	6,261
Woori-Q Corporate Restructuring Private Equity Fund	6,129	6,046	(80)	—	—	—	—	5,966

	893,481	806,360	23,938	136,402	(1,221)	(30,941)	(6,377)	928,161

(3)	Summary financial information relating to investments in associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	June 30, 2021
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	5,860	2,497	7,874	499	—	499
Korea Credit Bureau Co., Ltd.	122,167	38,981	60,698	11,097	—	11,097
Korea Finance Security Co., Ltd.	33,906	13,840	27,036	(356)	—	(356)
Woori Growth Partnerships New Technology Private Equity Fund	60,229	240	1,354	(2,190)	—	(2,190)
2016KIF-IMM Woori Bank Technology Venture Fund	58,421	583	15	(665)	—	(665)
K BANK Co., Ltd.	13,851,753	13,380,340	84,541	(10,414)	(6,943)	(17,357)
Woori Bank-Company K Korea Movie Asset Fund	5,532	35	375	339	—	339
Partner One Value Up I Private Equity Fund	41,807	—	3	(323)	—	(323)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	70,554	649	2,312	1,617	—	1,617
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,762	—	—	(114)	—	(114)
LOTTE CARD Co., Ltd (*)	14,705,638	12,336,183	492,964	49,836	9,171	59,007
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,044	1	10	8	—	8
Genesis Environmental Energy Company 1st Private Equity Fund	20,601	4,411	3,375	199	—	199
Union Technology Finance Investment Association	35,002	290	6	(587)	—	(587)
Japanese Hotel Real Estate Private Equity Fund 2	15,659	14	431	382	(1,434)	(1,052)
Woori G Clean Energy No. 1	8,972	19	488	470	—	470
Woori Goseong Power EBL Private Special Asset Fund	90,721	21	1,517	1,472	—	1,472
Woori Seoul Beltway Private Special Asset Fund	25,802	1	234	217	—	217
Woori Corporate Private Securities Fund 1 (Bond)	49,891	42	13	13	—	13
Woori G Star Private Placement Investment Trust No. 33 [FI]	126,585	28	472	399	—	399
Woori Multi Return Private Securities Investment Trust 3(Balanced Bond)	135,992	86,130	29	27	—	27
Woori Short-term Bond Securities Investment Trust (Bond) Class C-F	1,608,203	125,716	110	107	—	107
AJU TAERIM 1st Fund	1,192	129	—	(43)	—	(43)
Portone-Cape Fund No. 1	2,447	—	1,050	947	—	947
KIWOOM PE AJU Investment Fund	10,929	109	—	(109)	—	(109)
Woori FirstValue Private Real Estate Fund No. 2	14,918	2,471	—	—	—	—
Woori High plus G.B. Securities Feeder Fund 1 (G.B.)	22,278	—	7	7	—	7
Uri Hanhwa Eureka Private Equity Fund	50,159	232	20	(220)	—	(220)
Aarden Woori Apparel 1st Private Equity Fund	21,200	27	—	(27)	—	(27)
Godo Kaisha Oceanos 1	66,038	45,562	1,497	(3)	—	(3)
Force TEC Co., Ltd.	29,045	37,358	7,239	1,056	—	1,056
KUM HWA Co., Ltd.	34	175	25	5	—	5
JC Assurance No. 2 Private Equity Fund	98,921	15	—	(533)	—	(533)
Dream Company Growth no. 1 PEF	30,327	1,744	—	1,594	—	1,594
HMS-Oriens 1st Fund	53,702	6	1,364	1,065	—	1,065
Woori G Senior Loan No. 1	303,775	16	6,342	5,953	—	5,953
Genesis Eco No. 1 Private Equity Fund	34,574	—	—	367	—	367
PARATUSWOORI MATERIALS PARTS EQUIPMENT PRIVATE EQUITY FUND	54,900	7	—	(7)	—	(7)
PCC-Woori LP Secondary Fund	27,842	4	750	415	—	415
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	426,689	—	1,850	1,850	—	1,850
Woori-Q Corporate Restructuring Private Equity Fund	55,986	439	280	(693)	—	(693)
Woori-Shinyoung Growth-Cap Private Equity Fund I	198,494	602	81,046	80,193	—	80,193

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

	December 31, 2020
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	6,305	2,448	18,525	1,197	—	1,197
Korea Credit Bureau Co., Ltd.	117,077	37,599	107,810	13,391	—	13,391
Korea Finance Security Co., Ltd.	36,978	16,536	60,599	(1,985)	—	(1,985)
Woori Growth Partnerships New Technology Private Equity Fund	65,390	252	1,589	(9,601)	—	(9,601)
2016KIF-IMM Woori Bank Technology Venture Fund	64,109	1,198	7,425	6,201	—	6,201
K BANK Co., Ltd.	4,040,051	3,530,074	68,144	(83,989)	(1,354)	(85,343)
Smart Private Equity Fund No. 2	13,667	51	1	(204)	—	(204)
Woori Bank-Company K Korea Movie Asset Fund	11,273	119	1,926	1,461	—	1,461
Well to Sea No. 3 Private Equity Fund	22,001	3,102	610,535	16,061	3,976	20,037
Partner One Value Up I Private Equity Fund	42,205	—	308	(329)	—	(329)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	46,542	655	1,024	(411)	—	(411)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,747	—	284	(85)	—	(85)
LOTTE CARD Co., Ltd (*)	14,578,716	12,238,805	1,255,593	78,781	(9,040)	69,741
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,025	1	187	23	—	23
Genesis Environmental Energy Company 1st Private Equity Fund	16,192	118	1,400	974	—	974
Union Technology Finance Investment Association	15,151	51	1	(50)	—	(50)
Japanese Hotel Real Estate Private Equity Fund 2	16,293	15	1,359	1,271	(940)	331
Woori G Clean Energy No. 1	3,496	1	33	32	—	32
Woori Goseong Power EBL Private Special Asset Fund	90,728	21	3,060	2,969	—	2,969
Woori Seoul Beltway Private Special Asset Fund	22,452	1	352	323	—	323
AJU TAERIM 1st Fund	1,192	86	—	(22)	—	(22)
Portone-Cape Fund No. 1	4,800	—	—	—	—	—
KIWOOM PE AJU Investment Fund	10,986	57	—	(71)	—	(71)
Woori FirstValue Private Real Estate Fund No. 2	20,220	2,467	9	(9)	—	(9)
Woori High plus G.B. Securities Feeder Fund 1 (G.B.)	27,870	—	148	148	—	148
Woori Star50 Master Fund Class C-F	1,011	246	11	11	—	11
Uri Hanhwa Eureka Private Equity Fund	50,382	235	8,150	7,676	—	7,676
Godo Kaisha Oceanos 1	66,793	45,472	1,425	14	—	14
Force TEC Co., Ltd.	47,077	45,552	25,914	(415)	(2,745)	(3,160)
JC Assurance No. 2 Private Equity Fund	98,431	13	—	(732)	—	(732)
Dream Company Growth no. 1 PEF	28,727	43	—	(116)	—	(116)
HMS-Oriens 1st Fund	52,685	53	90	20	—	20
Woori G Senior Loan No. 1	240,414	15	1,721	1,584	—	1,584
PCC-Woori LP Secondary Fund	20,927	4	2,082	1,425	—	1,425
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	402,015	—	10,727	10,727	—	10,727
Woori-Q Corporate Restructuring Private Equity Fund	58,355	433	206	(1,590)	—	(1,590)
Woori-Shinyoung Growth-Cap Private Equity Fund I	110,452	825	23,875	21,106	—	21,106

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of June 30, 2021 and December 31, 2020 are as follows:

	June 30, 2021
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in joint ventures and associates.

	December 31, 2020
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	464,812	21.4
Yuil PESC Co., Ltd.	8,642	24.0
CL Tech Co., Ltd.	13,759	38.6

(*)

Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in joint ventures and associates.

(5)

As of June 30, 2021 and December 31, 2020, the reconciliations from the net assets of the associates to the book value of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	June 30, 2021
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,363	4.9	166	—	—	—	166
Korea Credit Bureau Co., Ltd.	83,186	9.9	8,244	246	—	3	8,493
Korea Finance Security Co., Ltd.	20,066	15.0	3,010	—	—	—	3,010
Woori Growth Partnerships New Technology Private Equity Fund	59,989	23.1	13,846	—	—	(2)	13,844
2016KIF-IMM Woori Bank Technology Venture Fund	57,838	20.0	11,568	—	—	655	12,223
K BANK Co., Ltd. (*1) (*2)	471,412	26.2	123,510	44,117	(3,634)	—	163,993
Woori Bank-Company K Korea Movie Asset Fund	5,497	25.0	1,374	—	—	—	1,374
Partner One Value Up Ist Private Equity Fund	41,807	23.3	9,724	—	—	—	9,724
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	69,905	20.0	13,981	—	—	255	14,236
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,762	25.0	3,940	—	—	252	4,192
LOTTE CARD Co., Ltd (*1)	2,142,659	20.0	428,532	—	—	—	428,532
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,043	100.0	10,043	—	—	(2)	10,041
Genesis Environmental Energy Company 1st Private Equity Fund	16,190	24.8	4,007	—	—	—	4,007
Union Technology Finance Investment Association	34,712	29.7	10,309	—	—	1	10,310
Japanese Hotel Real Estate Private Equity Fund 2	15,645	19.9	3,108	—	—	—	3,108
Woori G Clean Energy No. 1	8,953	29.3	2,624	—	—	—	2,624

	June 30, 2021
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori Goseong Power EBL Private Special Asset Fund	90,700	16.7	15,117	—	—	—	15,117
Woori Seoul Beltway Private Special Asset Fund	25,801	25.0	6,450	—	—	—	6,450
Woori Corporate Private Securities Fund 1 (Bond)	49,849	20.0	9,973	—	—	—	9,973
Woori G Star Private Placement Investment Trust No. 33 [FI]	126,557	15.8	20,063	—	—	—	20,063
Woori Multi Return Private Securities Investment Trust 3(Balanced Bond)	49,862	20.0	9,972	—	—	—	9,972
Woori Short-term Bond Securities Investment Trust (Bond) Class C-F	1,482,487	3.4	50,444	—	—	—	50,444
AJU TAERIM 1st Fund	1,063	25.6	272	—	—	—	272
Portone-Cape Fund No. 1	2,447	20.0	489	—	—	—	489
KIWOOM PE AJU Investment Fund	10,820	9.1	984	—	—	—	984
Woori FirstValue Private Real Estate Fund No. 2	12,447	12.0	1,493	—	—	—	1,493
Woori High plus G.B. Securities Feeder Fund 1 (G.B.)	22,278	27.2	6,047	—	—	—	6,047
Uri Hanhwa Eureka Private Equity Fund	49,927	0.8	401	—	—	—	401
Aarden Woori Apparel 1st Private Equity Fund	21,173	0.5	100	—	—	—	100
Godo Kaisha Oceanos 1	20,476	47.8	9,789	—	—	—	9,789
Force TEC	(8,313)	24.5	(2,040)	—	—	2,040	—
KUM HWA Co., Ltd.	(141)	20.1	(28)	—	—	29	1
JC Assurance No. 2 Private Equity Fund	98,906	29.3	28,979	—	—	—	28,979
Dream Company Growth no. 1 PEF	28,583	27.8	7,939	—	—	—	7,939
HMS-Oriens 1st Fund	53,696	22.8	12,250	—	—	—	12,250
Woori G Senior Loan No. 1	303,759	21.7	65,763	—	—	—	65,763
Genesis Eco No. 1 Private Equity Fund	34,574	29.0	10,021	—	—	—	10,021
PARATUSWOORI MATERIALS PARTS EQUIPMENT PRIVATE EQUITY FUND	54,893	29.9	16,398	—	—	—	16,398
PCC-Woori LP Secondary Fund	27,837	38.8	10,812	—	—	1	10,813
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	426,689	26.5	111,461	—	—	—	111,461
Woori-Q Corporate Restructuring Private Equity Fund	55,547	37.8	20,976	—	—	—	20,976
Woori-Shinyoung Growth-Cap Private Equity Fund I	197,892	35.0	69,202	—	—	—	69,202

(*1)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.
(*2)	As a result of conducting an impairment test on the investment stocks of the related companies, the recoverable value was less than the carrying amount and thus the impairment loss was recognized.

	December 31, 2020
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,857	4.9	191	—	—	—	191
Korea Credit Bureau Co., Ltd.	79,478	9.9	7,876	246	—	3	8,125
Korea Finance Security Co., Ltd.	20,442	15.0	3,066	—	—	—	3,066
Woori Growth Partnerships New Technology Private Equity Fund	65,138	23.1	15,034	—	—	(2)	15,032
2016KIF-IMM Woori Bank Technology Venture Fund	62,911	20.0	12,582	—	—	656	13,238
K BANK Co., Ltd. (*1) (*2)	509,978	26.2	133,614	44,117	(3,634)	—	174,097
Smart Private Equity Fund No. 2 (*2)	13,616	20.0	2,723	—	(1,242)	—	1,481
Woori Bank-Company K Korea Movie Asset Fund	11,154	25.0	2,788	—	—	—	2,788
Well to Sea No.3 Private Equity Fund (*3)	18,899	50.0	—	—	—	—	—
Partner One Value Up Ist Private Equity Fund	42,205	23.3	9,817	—	—	(1)	9,816
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	45,888	20.0	9,178	—	—	578	9,756
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,747	25.0	3,937	—	—	192	4,129
LOTTE CARD Co., Ltd (*1)	2,114,159	20.0	422,832	—	—	—	422,832
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,024	100.0	10,024	—	—	(1)	10,023
Genesis Environmental Energy Company 1st Private Equity Fund	16,074	24.8	3,979	—	—	—	3,979
Union Technology Finance Investment Association	15,100	29.7	4,485	—	—	—	4,485
Japanese Hotel Real Estate Private Equity Fund 2	16,278	19.9	3,234	—	—	—	3,234
Woori G Clean Energy No. 1	3,495	29.3	1,024	—	—	—	1,024
Woori Goseong Power EBL Private Special Asset Fund	90,707	16.7	15,118	—	—	—	15,118
Woori Seoul Beltway Private Special Asset Fund	22,451	25.0	5,613	—	—	—	5,613
AJU TAERIM 1st Fund	1,106	25.6	283	—	—	—	283
Portone-Cape Fund No. 1	4,800	20.0	960	—	—	—	960
KIWOOM PE AJU Investment Fund	10,929	9.1	994	—	—	—	994
Woori FirstValue Private Real Estate Fund No. 2	17,753	12.0	2,130	—	—	—	2,130
Woori High plus G.B. Securities Feeder Fund 1 (G.B.)	27,870	21.8	6,076	—	—	—	6,076
Woori Star50 Master Fund Class C-F	765	24.5	184	—	—	—	184
Uri Hanhwa Eureka Private Equity Fund	50,147	0.8	403	—	—	—	403
Godo Kaisha Oceanos 1	21,321	47.8	10,193	—	—	—	10,193
Force TEC	1,526	25.8	393	—	—	—	393
JC Assurance No. 2 Private Equity Fund	98,418	29.3	29,050	—	—	—	29,050
Dream Company Growth no. 1 PEF	28,684	27.8	7,705	—	—	—	7,705
HMS-Oriens 1st Fund	52,632	22.8	12,000	—	—	—	12,000
Woori G Senior Loan No. 1	240,399	21.7	52,045	—	—	—	52,045
PCC-Woori LP Secondary Fund	20,923	38.8	8,126	—	—	2	8,128

	December 31, 2020
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	402,015	23.3	93,474	—	—	—	93,474
Woori-Q Corporate Restructuring Private Equity Fund	57,922	38.4	22,220	—	—	684	22,904
Woori-Shinyoung Growth-Cap Private Equity Fund I	109,627	35.0	38,342	—	—	—	38,342

(*1)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.
(*2)	As a result of conducting an impairment test on the investment stocks of the related companies, the recoverable value was less than the carrying amount and thus the impairment loss was recognized.
(*3)	The estimated recoverable amount of 15,687 million Won at the time of liquidation was classified as receivable.

13.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Acquisition cost	410,586	409,702
Accumulated depreciation	(23,850)	(22,152)
Accumulated impairment losses	(86)	(86)

Net carrying value	386,650	387,464

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30
	2021	2020
Beginning balance	387,464	280,239
Acquisition	—	1,514
Disposal	—	(354)
Depreciation	(1,411)	(1,087)
Transfer	2,497	31,681
Foreign currencies translation adjustments	(1,954)	430
Others	54	383

Ending balance	386,650	312,806

14.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of June 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	June 30, 2021
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,725,871	771,429	240,710	46,782	15,002	1	2,799,795
Right-of-use asset	—	377,388	13,011	—	—	—	390,399
Carrying value	1,725,871	1,148,817	253,721	46,782	15,002	1	3,190,194

	December 31, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643
Right-of-use asset	—	435,132	12,423	—	—	—	447,555
Carrying value	1,726,045	1,222,172	280,648	50,085	8,246	2	3,287,198

(2)	Details of premises and equipment (owned) as of June 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	June 30, 2021
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,726,531	1,076,347	1,126,536	467,066	15,002	20	4,411,502
Accumulated depreciation	—	(304,918)	(885,826)	(420,284)	—	(19)	(1,611,047)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,725,871	771,429	240,710	46,782	15,002	1	2,799,795

	December 31, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,726,705	1,076,647	1,142,653	478,290	8,246	20	4,432,561
Accumulated depreciation	—	(289,607)	(874,428)	(428,205)	—	(18)	(1,592,258)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2021
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,726,045	787,040	268,225	50,085	8,246	2	2,839,643
Acquisitions	—	5,583	18,651	7,898	7,909	—	40,041
Disposals	—	(7)	(534)	(767)	—	—	(1,308)
Depreciation	—	(16,926)	(46,511)	(10,636)	—	(1)	(74,074)
Classified as held-for-sale	(759)	(1,412)	—	—	—	—	(2,171)
Transfer	(2,558)	61	191	—	(191)	—	(2,497)
Foreign currencies translation adjustments	113	125	984	630	33	—	1,885
Others	3,030	(3,035)	(296)	(428)	(995)	—	(1,724)

Ending balance	1,725,871	771,429	240,710	46,782	15,002	1	2,799,795

	For the six-month period ended June 30, 2020
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,761,159	802,299	278,016	54,839	1,287	2	2,897,602
Acquisitions	55	9,068	37,525	10,528	90	—	57,266
Disposals	(6,422)	(332)	(804)	(304)	—	—	(7,862)
Depreciation	—	(17,708)	(46,975)	(13,822)	—	—	(78,505)
Transfer	(30,518)	(1,163)	—	—	—	—	(31,681)
Foreign currencies translation adjustments	207	178	1,529	583	25	—	2,522
Others	—	(3,638)	984	1,236	(539)	—	(1,957)

Ending balance	1,724,481	788,704	270,275	53,060	863	2	2,837,385

(4)	Details of right-of-use assets as of June 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	June 30, 2021
	Building	Equipment and vehicles	Total
Acquisition cost	687,241	29,248	716,489
Accumulated depreciation	(309,853)	(16,237)	(326,090)

Net carrying value	377,388	13,011	390,399

	December 31, 2020
	Building	Equipment and vehicles	Total
Acquisition cost	720,417	28,463	748,880
Accumulated depreciation	(285,285)	(16,040)	(301,325)

Net carrying value	435,132	12,423	447,555

(5)	Details of changes in right-of-use assets for the six-month periods ended June 30, 2021 and 2020 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2021
	Building	Equipment and vehicles	Total
Beginning balance	435,132	12,423	447,555
New contracts	79,493	6,969	86,462
Changes in contract	1,385	—	1,385
Termination	(36,763)	(793)	(37,556)
Depreciation	(117,665)	(5,396)	(123,061)
Others	15,806	(192)	15,614

Ending balance	377,388	13,011	390,399

	For the six-month period ended June 30, 2020
	Building	Equipment and vehicles	Total
Beginning balance	449,878	17,236	467,114
New contracts	111,610	3,158	114,768
Changes in contract	5,922	13	5,935
Termination	(3,020)	(282)	(3,302)
Depreciation	(114,536)	(5,026)	(119,562)
Others	8,598	73	8,671

Ending balance	458,452	15,172	473,624

15.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	June 30, 2021
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	336,980	1,810	620,549	1,139,462	40,161	740	2,139,702
Accumulated amortization	—	(1,212)	(414,315)	(911,497)	—	—	(1,327,024)
Accumulated impairment losses	—	—	—	(33,552)	(3,512)	—	(37,064)

Net carrying value	336,980	598	206,234	194,413	36,649	740	775,614

	December 31, 2020
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	334,290	1,810	582,998	1,114,615	39,454	6,669	2,079,836
Accumulated amortization	—	(1,101)	(374,125)	(875,636)	—	—	(1,250,862)
Accumulated impairment losses	—	—	—	(33,534)	(3,363)	—	(36,897)

Net carrying value	334,290	709	208,873	205,445	36,091	6,669	792,077

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2021
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	334,290	709	208,873	205,445	36,091	6,669	792,077
Acquisitions	—	—	33,807	18,253	1,097	237	53,394
Disposal	—	—	—	(9)	(316)	—	(325)
Amortization (*)	—	(111)	(40,196)	(33,871)	—	—	(74,178)
Impairment losses	—	—	—	(18)	(116)	—	(134)
Transfer	—	—	3,749	2,920	—	(6,669)	—
Foreign currencies translation adjustments	3,193	—	—	878	92	—	4,163
Others	(503)	—	1	815	(199)	503	617

Ending balance	336,980	598	206,234	194,413	36,649	740	775,614

(*)	Amortization of other intangible assets amounting to 6,808 million Won is included in other operating expenses.

	For the six-month period ended June 30, 2020
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	350,682	692	225,193	234,147	29,330	4,066	844,110
Acquisitions	—	123	27,060	15,124	3,903	273	46,483
Disposal	—	—	—	—	(300)	—	(300)
Amortization (*)	—	(104)	(34,872)	(32,706)	—	—	(67,682)
Impairment losses	—	—	—	(7,687)	—	—	(7,687)
Transfer	—	—	428	—	—	(428)	—
Foreign currencies translation adjustments	5,348	—	—	891	63	(3)	6,299
Others	(1,626)	—	—	828	(45)	—	(843)

Ending balance	354,404	711	217,809	210,597	32,951	3,908	820,380

(*)	Amortization of other intangible assets amounting to 6,786 million Won is included in other operating expenses.

16.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

Assets (*)	June 30, 2021	December 31, 2020
Premises and equipment	1,507	2,130
Investments of associates	27,389	50,411
Others	6,599	7,461

Total	35,495	60,002

(*)	The Group classifies assets as held for sale that are highly likely to be sold within one year from June 30, 2021 and December 31, 2020.

The Group measured assets held for sale at the lower of their net fair value or carrying amount.

17.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Lease assets	1,309,466	1,116,175
Prepaid expenses	202,771	170,820
Advance payments	80,337	28,256
Assets for non-business use	11,797	12,135
Others	64,242	21,608

Total	1,668,613	1,348,994

18.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Financial instruments at fair value through profit or loss measured at fair value	3,928,181	6,794,192
Financial liabilities at fair value through profit or loss designated as upon initial recognition	—	19,630

Total	3,928,181	6,813,822

(2)	Financial liabilities at fair value through profit or loss measured at fair value are as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Deposits
Gold banking liabilities	70,394	49,279
Borrowings
Securities sold	200,083	285,026
Derivative liabilities	3,657,704	6,459,887

Total	3,928,181	6,794,192

(3)	Financial liabilities at fair value through profit or loss designated as upon initial recognition as of June 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Equity-linked securities
Equity-linked securities in short position	—	19,630

The Group designated the financial liability at a fair value through profit or loss since the financial liability is a compound contract that includes one or more embedded derivatives which IFRS 1109 ‘Financial Instruments’ allows designation of fair value through profit or loss.

(4)	There are no accumulated changes in credit risk adjustments to financial liabilities at fair value through profit or loss designated as upon initial recognition.

The adjustment to reflect the Group’s credit risk is considered in measuring the fair value of equity-linked securities index. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of the Group.

(5)

The difference between carrying amount and maturity amount of financial liabilities at fair value through profit or loss designated as upon initial recognition (Financial liabilities designated as at FVTPL) are as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Carrying amount	—	19,630
Nominal amount at maturity	—	25,780

Difference	—	(6,150)

19.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Deposits in local currency
Deposits on demand	15,488,268	12,454,024
Deposits at termination	246,597,694	242,397,664
Mutual installment	25,255	26,319
Deposits on notes payables	2,853,778	2,647,492
Deposits on CMA	109,792	110,413
Certificate of deposits	2,917,776	2,072,389
Other deposits	1,333,476	1,372,461

Sub-total	269,326,039	261,080,762

Deposits in foreign currencies
Deposits in foreign currencies	33,178,205	30,408,762

Present value discount	(11,568)	(12,245)

Total	302,492,676	291,477,279

20.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	June 30, 2021
	Lenders	Interest rate (%)	Amount
Borrowings in local currency
Borrowings from BOK	BOK	0.3	3,080,866
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 3.5	2,134,443
Others	The Korea Development Bank and others	0.0 ~ 4.0	8,446,343

Sub-total			13,661,652

Borrowings in foreign currencies
Borrowings in foreign currencies	JPMorgan Chase & Co. and others	(0.5) ~ 7.3	7,755,408

Sub-total			7,755,408

Bills sold	Others	0.0 ~ 0.9	8,530
Call money	Bank and others	0.0 ~ 2.2	274,484
Bonds sold under repurchase agreements	Other financial institutions	(0.5) ~ 10.6	856,544
Present value discount			(10,756)

Total			22,545,862

	December 31, 2020
	Lenders	Interest rate (%)	Amount
Borrowings in local currency
Borrowings from BOK	BOK	0.3	2,678,120
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 5.0	2,155,129
Others	The Korea Development Bank and others	0.0 ~ 5.5	7,255,938

Sub-total			12,089,187

Borrowings in foreign currencies
Borrowings in foreign currencies	JPMorgan Chase & Co. and others	(0.4) ~ 7.3	7,573,722
Bills sold	Others	0.0 ~ 0.9	8,924
Call money	Bank and others	(0.3) ~ 3.8	416,370
Bonds sold under repurchase agreements	Other financial institutions	(0.5) ~ 10.6	657,823
Present value discount			(560)

Total			20,745,466

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	June 30, 2021		December 31, 2020
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.8 ~ 4.5	33,386,279	0.8 ~ 4.5	29,623,445
Subordinated bonds	1.9 ~ 5.1	6,726,101	1.9 ~ 5.9	6,955,515
Other bonds	0.6 ~ 17.0	835,107	0.6 ~ 17.0	925,677

Sub-total		40,947,487		37,504,637

Discounts on bonds		(29,535)		(25,279)

Total		40,917,952		37,479,358

(*)

Included debentures under fair value hedge amounting to 2,862,453 million Won and 2,767,208 million Won as of June 30, 2021 and December 31, 2020 respectively. Also, debentures under cash flow hedge amounting to 792,563 million Won and 857,531 million Won are included as of June 30, 2021 and December 31, 2020 respectively.

21.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Asset retirement obligation	80,976	68,402
Provisions for guarantees (*1)	76,735	89,592
Provisions for unused loan commitments	111,858	122,155
Other provisions (*2)	230,928	221,494

Total	500,497	501,643

(*1)	Provisions for guarantees includes provision for financial guarantee of 59,925 million Won and 66,232 million Won as of June 30, 2021 and December 31, 2020, respectively.
(*2)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the six-month period ended June 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	64,804	16,745	8,043	89,592
Transfer to 12-month expected credit loss	2,219	(2,219)	—	—
Transfer to expected credit loss for the entire period	(218)	218	—	—
Transfer to credit-impaired financial assets	(39)	—	39	—
Provisions used	(3,155)	—	—	(3,155)
Net provision (reversal) of unused amount	(3,177)	(6,423)	2,003	(7,597)
Others (*)	(2,109)	4	—	(2,105)

Ending balance	58,325	8,325	10,085	76,735

(*)	Others have occurred as a result of new financial guarantee contract valued at initial fair value.

	For the six-month period ended June 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	50,801	26,303	15,382	92,486
Transfer to 12-month expected credit loss	120	(120)	—	—
Transfer to expected credit loss for the entire period	(718)	1,961	(1,243)	—
Transfer to credit-impaired financial assets	(40)	(32)	72	—
Net provision (reversal) of unused amount	2,184	(3,807)	5,595	3,972
Others (*)	(1,788)	—	—	(1,788)

Ending balance	50,559	24,305	19,806	94,670

(*)	Others have occurred as a result of new financial guarantee contract valued at initial fair value.

2)	Provisions for unused loan commitment

	For the six-month period ended June 30, 2021
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	63,240	55,726	3,189	122,155
Transfer to 12-month expected credit loss	12,672	(12,348)	(324)	—
Transfer to expected credit loss for the entire period	(2,834)	3,489	(655)	—
Transfer to credit-impaired financial assets	(120)	(299)	419	—
Net provision (reversal) of unused amount	(12,007)	2,001	(340)	(10,346)
Others	49	—	—	49

Ending balance	61,000	48,569	2,289	111,858

	For the six-month period ended June 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	65,038	43,164	4,352	112,554
Transfer to 12-month expected credit loss	5,533	(5,387)	(146)	—
Transfer to expected credit loss for the entire period	(1,880)	2,374	(494)	—
Transfer to credit-impaired financial assets	(134)	(194)	328	—
Net provision (reversal) of unused amount	4,336	16,159	(683)	19,812
Others	43	—	—	43

Ending balance	72,936	56,116	3,357	132,409

(3)	Changes in asset retirement obligation for the six-month periods ended June 30, 2021 and 2020, obligation are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30
	2021	2020
Beginning balance	68,402	66,485
Provisions provided	612	2,442
Provisions used	(3,055)	(548)
Reversal of provisions unused	(112)	(94)
Unwinding of discount	218	234
Increase in recovery cost and others	14,911	—

Ending balance	80,976	68,519

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of June 30, 2021, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

(4)	Changes in other provisions for the six-month periods ended June 30, 2021 and 2020, are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30
	2021	2020
Beginning balance	221,494	172,455
Provisions provided	14,651	169,338
Provisions used	(7,899)	(87,260)
Reversal of provisions unused	(537)	(30)
Foreign currencies translation adjustments	3,113	1,374
Others	106	(86)

Ending balance	230,928	255,791

(5)	Others

1)

The Group has been offering Korean Won settlement services for trade with Korea and Iran; however, the Group has stopped the services for trade in line with U.S. economic sanctions on September 23, 2019. The Group resumed the service humanitarian goods trade only since July 13, 2020. In connection with these services, the Group is currently being investigated by the U.S. government agencies including the U.S. prosecutors (United States Attorney’s Office and New York State Attorney General’s Office) and New York State Financial Supervisory Service as to whether the Group has violated United States laws by participating in prohibited transactions involving the following countries: Iran, Sudan, Syria and Cuba, which have been sanctioned by the U.S. In this regard, Office of Foreign Assets Control concluded its investigation in December 2020 without taking any additional sanctions, but the investigation procedures of the U.S. Public Prosecutors’ Office and the New York State Financial Supervisory Service have yet to be completed.

2)

The Group recognized the provision of the estimated compensation amount related to the miss-selling of the Derivative Linked Fund (DLF) incurred during 2019 and a fine expected to be imposed by the Financial Supervisory Service as the best estimate for the expenditure required to meet its obligations at the end of the reporting period.

3)

For the six-month period ended June 30, 2021, the Group recognized the provisions for the required expenditure as the best estimate to fulfill its obligations as of June 30, 2021 due to the expected losses of clients arising from the delay in the redemption of funds by Lime Asset Management and the dispute settlement by the Financial Supervisory Service. As of June 30, 2021, the provision for this case is 117.8 billion Won and the advance payment is 124.8 billion Won.

22.	NET DEFINED BENEFIT LIABILITY (ASSET)

The characteristics of the Group’s defined benefit retirement pension plans are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue-chip bonds	A decrease in profitability of blue-chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Present value of defined benefit obligation	1,600,644	1,610,680
Fair value of plan assets	(1,544,717)	(1,564,101)

Net defined benefit liabilities (*)	55,927	46,579

(*)

Net defined benefit liability of 55,927 million Won and 46,579 million Won as of June 30, 2021 and December 31, 2020 is the subtracted amount of the net defined benefit asset of 1,809 million Won 5,658 million Won from the net defined benefit liability of 57,736 million Won and 52,237 million Won.

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30
		2021	2020
	Beginning balance	1,610,680	1,442,859
	Current service cost	89,184	86,569
	Interest cost	19,897	16,768
Remeasurements	Financial assumption	(57,040)	15,857
	Demographic assumptions	—	—
	Experience adjustments	30,247	16,264
	Retirement benefit paid	(92,981)	(47,118)
	Foreign currencies translation adjustments	22	43
	Others	635	1,253

	Ending balance	1,600,644	1,532,495

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30
	2021	2020
Beginning balance	1,564,101	1,352,971
Interest income	20,418	17,152
Remeasurements	(8,030)	(4,073)
Employer’s contributions	61,009	66,809
Retirement benefit paid	(92,811)	(46,725)
Others	30	36

Ending balance	1,544,717	1,386,170

(4)	Fair value of plan assets as of June 30, 2021 and December 31, 2020 is as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Cash and due from banks	1,544,717	1,564,101

Meanwhile, among plan assets, realized returns on plan assets amount to 12,388 million Won and 13,079 million Won for the six-month periods ended June 30, 2021 and 2020, respectively.

(5)

Current service cost, net interest income, loss(gain) on the curtailment or settlement and remeasurements recognized in the consolidated statements comprehensive income are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30
	2021	2020
Current service cost	89,184	86,569
Net interest expense(income)	(521)	(384)

Cost recognized in net income	88,663	86,185

Remeasurements (*)	(18,763)	36,194

Cost recognized in total comprehensive income	69,900	122,379

(*)	Amount before tax

Meanwhile, retirement benefits related to defined contribution plans recognized as expenses are 2,339 million Won and 2,022 million Won for the six-month periods ended June 30, 2021 and 2020, respectively.

23.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Other financial liabilities:
Accounts payable	6,597,639	4,028,639
Accrued expenses	1,595,324	2,049,401
Borrowings from trust accounts	2,986,765	2,984,031
Agency business revenue	500,048	466,485
Foreign exchange payables	738,204	789,189
Domestic exchange settlement credits	5,289,346	180,251
Lease liabilities	341,419	407,431
Other miscellaneous financial liabilities	3,512,757	3,317,358
Present value discount	(11,748)	(6,968)

Sub-total	21,549,754	14,215,817

Other liabilities:
Unearned income	260,785	254,702
Other miscellaneous liabilities	210,749	219,111

Sub-total	471,534	473,813

Total	22,021,288	14,689,630

24.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2021
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	278,086	—	—	—	—	—	—
Swaps	134,262,286	—	129,562	188,490	205	10,112	397,788
Purchase options	210,000	—	—	4,485	—	—	—
Written options	340,000	—	—	—	—	—	8,334
Currency:
Futures	36,126	—	—	—	—	—	—
Forwards	111,145,688	—	—	1,460,534	—	479	913,417
Swaps	95,610,795	—	—	1,569,192	33,249	—	1,372,358
Purchase options	1,186,337	—	—	6,841	—	—	—
Written options	1,990,306	—	—	—	—	—	7,646
Equity:
Futures	364,673	—	—	—	—	—	—
Forwards	11	—	—	—	—	—	—
Swaps	553,138	—	—	351	—	—	22,151
Purchase options	13,727,313	—	—	794,775	—	—	—
Written options	14,878,040	—	—	—	—	—	936,010

Total	374,582,799	—	129,562	4,024,668	33,454	10,591	3,657,704

	December 31, 2020
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	184,413	—	—	—	—	—	—
Swaps	137,057,240	—	174,820	318,545	1,476	28	524,190
Purchase options	330,000	—	—	6,271	—	—	—
Written options	285,440	—	—	—	—	—	5,419
Currency:
Futures	2,546	—	—	—	—	—	—
Forwards	105,146,634	—	—	2,541,957	—	—	2,848,980
Swaps	87,249,320	—	—	3,325,135	63,265	—	2,415,610
Purchase options	1,147,877	—	—	59,329	—	—	—
Written options	1,632,048	—	—	—	—	—	23,271
Equity:
Futures	123,742	—	—	—	—	—	—
Forwards	11	—	—	—	—	—	—
Swaps	269,039	—	—	—	—	—	12,533
Purchase options	9,863,110	—	—	650,505	—	—	—
Written options	10,369,009	—	—	—	—	—	629,884

Total	353,660,429	—	174,820	6,901,742	64,741	28	6,459,887

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 18), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting

The hedging relationships that the Group applies fair value hedge accounting and cash flow hedge accounting to are affected by interest rate which is related with Interest Rate Benchmark Reform. The interest rates to which the hedging relationships are exposed are USD 1M LIBOR, USD 3M LIBOR and AUD 3M BBSW. The nominal amounts of hedging instruments related to 1M LIBOR, 3M LIBOR and 3M BBSW in the hedging relationships of the Group are USD 470,000,000, USD 2,350,000,000 and AUD 150,000,000, respectively. The Group pays close attention to discussions in the market and industry regarding the applicable alternative benchmark interest rates for the exposed interest rate. The Group determined that such uncertainty is expected to be no longer exist when the exposed interest rates are replaced by the applicable benchmark interest rates.

1)	Fair value hedge

As of the June 30, 2021, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 2,862,453 million Won. It is the Group’s hedging strategy to hedge changes in fair value of fixed rate debentures denominated in foreign currency attributable to fluctuations in market interest rates, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value of hedging instrument to the face value of the hedged item.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated by using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M plus spread and AUD BBSW 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

In addition, as of June 30, 2021, the Group has applied fair value hedge for 13,874 million Won of equity securities in foreign currencies. It is the Group’s hedging strategy to hedge changes in fair value of equity securities in foreign currencies invested in EUR attributable to fluctuations in spot exchange rates (USD/EUR), and as such the Group entered into forward exchange agreements designated as hedging instruments. By recognizing the difference calculated by applying the difference in spot exchange rate to a predetermined nominal amount under a forward exchange agreement, the resulting nominal amount is converted from EUR to USD at maturity and the risk of changes in fair value is eliminated. In this hedging relationship, only changes in the fair value of the hedged item are designated as the hedged risk, and other risk factors, including credit risk, are not included in the hedged risk. Consequently, changes in the price margins of the hedging instrument counterparty and the credit risk of either party to the hedging instrument may result in hedge ineffectiveness. Forward exchange agreements and hedged items are affected by changes in spot exchange rates, which are fundamental variables.

2)	Cash Flow Hedge

As of the June 30, 2021, the Group has applied cash flow hedge on local currency denominated debentures amounting to 149,957 million Won, debentures on foreign currency amounting to 642,606 million Won. The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates by entering into a currency swap contract and thereby designating it as hedging instrument and ④ Mitigate the risks of cash flow fluctuation in variable interest rate foreign currency borrowings resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.

This means exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, which results in the conversion of interest rates of debentures in local currency from variable interest into fixed interest, eliminating the cash flow fluctuation risk.

In addition, this also means a payment of predetermined principal amount as set forth in the currency swap adjusted by fixed interest rate, an exchange of an amount calculated by applying variable interest rate to USD or applying fixed interest rate to SGD, and an exchange of the principal denominated in KRW and principal denominated in foreign currency at maturity eliminating cash flow fluctuation risk on principal and interest.

The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.

Only interest rate and foreign exchange rate fluctuation risk, which is the most significant factor in the cash flow fluctuation of the hedged item, is addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging.

Accordingly, hedge ineffectiveness may arise from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors of the derivative. The Group expects that the value of interest rate swap contract, currency swap contract and value of the hedged item will generally fluctuate in opposite direction.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: USD, AUD, EUR, SGD and Korean Won in millions):

	June 30, 2021
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	500,000,000	1,550,000,000	300,000,000	2,350,000,000
Interest rate swap (AUD)	—	150,000,000	—	150,000,000
Foreign exchange rate risk
Currency forward (EUR/USD)	—	—	10,313,901	10,313,901
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	100,000	50,000	—	150,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	—	470,000,000	—	470,000,000
Foreign currencies translation risk
Currency swap (USD)	—	100,000,000	—	100,000,000

	December 31, 2020
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	1,000,000,000	1,000,000,000	300,000,000	2,300,000,000
Interest rate swap (AUD)	—	150,000,000	—	150,000,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	100,000	50,000	—	150,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	130,000,000	470,000,000	—	600,000,000
Foreign currencies translation risk
Currency swap (SGD)	68,000,000	—	—	68,000,000

(4)	The average interest rate and average currency rate of the hedging instrument as of June 30, 2021 and December 31, 2020 are as follows:

June 30, 2021
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.41%% receipt and Libor 3M + 1.51% floating paid
Interest rate swap (AUD)	Fixed 0.84% receipt and BBSW 3M+0.72% paid
Foreign exchange rate risk
Currency forward (EUR/USD)	USD 13,369,910 receipt and EUR 10,313,901 paid

Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW 3Y CMS+0.40% receipt, 2.38% paid KRW CD+0.73% receipt, 1.90% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M Libor+0.70% receipt, KRW 0.93% paid, USD/KRW = 1,207
Foreign currencies translation risk
Currency swap (USD)	USD 1.75% receipt, KRW 1.63% paid, USD/KRW = 1,139

December 31, 2020
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 4.22% receipt and Libor 3M+1.71% floating paid Fixed 5.88% receipt and Libor 6M+2.15% floating paid
Interest rate swap (AUD)	Fixed 0.84% receipt and BBSW 3M+0.72% paid

Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW 3Y CMS+0.40% receipt, 2.38% paid KRW CD+0.69% receipt, 2.06% paid KRW CD+0.33% receipt, 1.68% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 3M Libor+0.80% receipt, KRW 1.45% paid, USD/KRW = 1,155 USD 1M Libor+0.67% receipt, KRW 1.14% paid, USD/KRW = 1,190 USD 1M Libor+0.69% receipt, KRW 1.02% paid, USD/KRW = 1,199
Foreign currencies translation risk
Currency swap (SGD)	SGD 1.91% receipt, KRW 1.98% paid, SGD/KRW = 827

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: Korean Won in millions, USD, AUD, EUR and SGD):

	June 30, 2021
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swap	USD 2,350,000,000			Derivative assets (designated for hedging)
Interest rate swap	AUD 150,000,000	129,562	10,112	Derivative liabilities (designated for hedging)	(47,455)
Foreign exchange rate risk
Forward exchange	EUR 10,313,901	—	479	Derivative liabilities (designated for hedging)	479
Cash flow hedge
Interest rate risk
Interest rate swap	KRW 150,000	—	205	Derivative liabilities (designated for hedging)	1,271
Foreign currency translation risk and interest rate risk
Currency swap	USD 470,000,000	—	32,431	Derivative liabilities (designated for hedging)	31,127
Foreign currency translation risk
Currency swap	USD 100,000,000	—	818	Derivative liabilities (designated for hedging)	359

	December 31, 2020
	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate swap	USD 2,300,000,000			Derivative assets (designated for hedging)
Interest rate swap	AUD 150,000,000	174,820	28	Derivative liabilities (designated for hedging)	57,221
Cash flow hedge
Interest rate risk
Interest rate swap	KRW 150,000	—	1,476	Derivative liabilities (designated for hedging)	(196)
Foreign currency translation risk and interest rate risk
Currency swap	USD 600,000,000	—	62,893	Derivative liabilities (designated for hedging)	(69,319)
Foreign currency translation risk
Currency swap	SGD 68,000,000	—	373	Derivative liabilities (designated for hedging)	(4,699)

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	June 30, 2021
	Carrying amounts of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,862,453	—	89,039	Debentures	55,352	—
Foreign exchange rate risk
Equity securities in foreign currencies	13,874	—	479	—	Equity securities in foreign currencies	479	—
Cash flow hedge
Interest rate risk
Debentures	—	149,957	—	—	Debentures	(1,236)	(7)
Foreign currencies translation risk and interest rate risk
Debentures	—	530,279	—	—	Debentures	(24,395)	3,202
Foreign currencies translation risk
Debentures	—	112,327	—	—	Debentures	251	23

(*)	After tax amount

	December 31, 2020
	Carrying amounts of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	2,767,208	—	144,741	Debentures	(59,073)	—
Cash flow hedge
Interest rate risk
Debentures	—	149,936	—	—	Debentures	188	(909)
Foreign currencies translation risk and interest rate risk
Debentures	—	651,704	—	—	Debentures	61,823	(95)
Foreign currencies translation risk
Debentures	—	55,891	—	—	Debentures	6,564	(268)

(*)	After tax amount

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2021
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	7,897	Other net operating income (expense)
	Foreign exchange rate risk	479	Other net operating income (expense)

		For the six-month period ended June 30, 2020
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	2,584	Other net operating income (expense)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2021
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	1,243	28	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	30,957	169	(1,628)	Other net operating income (expense)	(26,041)	Other net operating income (expense)
	Foreign currencies translation risk	617	(258)	(223)	Other net operating income (expense)	(95)	Other net operating income (expense)

		For the six-month period ended June 30, 2020
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(1,133)	(54)	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	1,581	673	(1,812)	Other net operating income (expense)	(9,816)	Other net operating income (expense)
	Foreign currencies translation risk	1,172	306	7	Other net operating income (expense)	(651)	Other net operating income (expense)

25.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30
	2021	2020
Beginning balance	6,939	52,260
New transactions	37,040	26,267
Amounts recognized in losses	(12,564)	(35,306)

Ending balance	31,415	43,221

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value, which is deferred and amortized to maturity using the effective interest method and reflected in profit and loss. The table above presents the difference yet to be realized as profit or loss at the end of June 30, 2021 and 2020.

26.	EQUITY

(1)	Details of equity as of June 30, 2021 and December 31, 2020 are as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Capital
Common stock capital	3,611,338	3,611,338
Hybrid securities	2,094,818	1,895,366
Capital surplus
Paid in capital in excess of par	608,348	608,348
Others	23,020	17,763

Sub-total	631,368	626,111

Capital adjustments
Treasury stock	—	—
Other adjustments (*1)	(1,721,091)	(1,775,312)

Sub-total	(1,721,091)	(1,775,312)

Accumulated other comprehensive income
Financial assets at FVTOCI	2,430	(9,833)
Changes in capital due to equity method	64	(2,609)
Loss from foreign business translation	(213,724)	(298,363)
Remeasurements of defined benefit plan	(247,577)	(261,195)
Loss on evaluation of cash flow hedge	2,503	(1,386)
Capital related to noncurrent assets held for sale	666	1,226

Sub-total	(455,638)	(572,160)

Retained earnings (*2) (*3)	20,398,356	19,268,265
Non-controlling interest (*4)	3,601,023	3,672,237

Total	28,160,174	26,725,845

(*1)

Included 178,060 million Won in capital transaction gains and losses recognized by Woori Bank and (formerly) Woori Financial Group in 2014 and 2,238,228 million Won due to the spin-off of Gyeongnam Bank and Gwangju Bank.

(*2)

The regulatory reserve for credit losses in retained earnings amounted to 2,568,367 million Won and 2,547,547 million Won as of June 30, 2021 and December 31, 2020, respectively in accordance with the relevant article.

(*3)

The earned surplus reserve in retained earnings amounted to 122,370 million Won and 62,830 million Won as of June 30, 2021 and December 31, 2020 in accordance with the Article 53 of the Financial Holding Company Act.

(*4)

The hybrid securities issued by Woori Bank amounting to 3,105,070 million Won as of June 30, 2021 and December 31, 2020, respectively, are recognized as non-controlling interests. 71,537 million Won and 90,091 million Won of dividends for the hybrid securities issued by Woori Bank are allocated to net profit and loss of the non-controlling interests for the six-month period ended June 30, 2021 and 2020, respectively.

(2)	The number of authorized shares and others of the Group are as follows:

	June 30, 2021	December 31, 2020
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	722,267,683 Shares	722,267,683 Shares
Capital stock	3,611,338 million Won	3,611,338 million Won

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	June 30, 2021	December 31, 2020
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2020-02-06	—	3.34	400,000	400,000
Securities in local currency	2020-06-12	—	3.23	300,000	300,000
Securities in local currency	2020-10-23	—	3.00	200,000	200,000
Securities in local currency	2021-04-08	—	3.15	200,000	—
Issuance cost				(5,182)	(4,634)

Total				2,094,818	1,895,366

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2021
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect (*)	Ending balance
Net gain(loss) on valuation of financial assets at FVTOCI	(9,833)	63,949	(45,059)	(6,627)	2,430
Changes in capital due to equity method	(2,609)	2,495	—	178	64
Gain(loss) on foreign currency translation of foreign operations	(298,363)	85,763	—	(1,124)	(213,724)
Remeasurement gain(loss) related to defined benefit plan	(261,195)	18,782	—	(5,164)	(247,577)
Gain(loss) on valuation of derivatives designated as cash flow hedges	(1,386)	3,084	896	(91)	2,503
Capital related to noncurrent assets held for sale	1,226	(772)	—	212	666

Total	(572,160)	173,301	(44,163)	(12,616)	(455,638)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income and capital related to noncurrent assets held for sale is a change due to the period evaluation and the reclassification adjustments amounting to 33,448 million Won, (797) million Won and 560 million Won are due to disposal of equity securities at FVTOCI, investment stocks accounted for using the equity method and assets held for sale during the period.

	For the six-month period ended June 30, 2020
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(71,914)	(20,412)	(13,587)	8,880	(97,033)
Changes in capital due to equity method	915	(6,374)	—	1,753	(3,706)
Gain(loss) on foreign currency translation of foreign operations	(152,987)	58,028	—	(3,583)	(98,542)
Remeasurement gain(loss) related to defined benefit plan	(270,977)	(36,194)	—	9,953	(297,218)
Gain(loss) on valuation of derivatives designated as cash flow hedges	(5,692)	(11,032)	—	1,002	(15,722)

Total	(500,655)	(15,984)	(13,587)	18,005	(512,221)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income is a change due to the period evaluation and the reclassification adjustments amounting to 578 million Won are due to disposal of equity securities during the period.

(5)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Group calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Beginning balance	2,568,367	2,547,547
Planned provision(reversal) of regulatory reserve for credit loss	163,847	20,820

Ending balance	2,732,214	2,568,367

2)	Provision of regulatory reserve for credit loss, adjusted income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	Periods ended June 30, 2021		Periods ended June 30, 2020
	Three-month	Six-month	Three-month	Six-month
Net income before regulatory reserve	818,384	1,537,251	216,262	774,033
Provision(reversal) of regulatory reserve for credit loss	80,767	163,847	(80,155)	(12,236)
Adjusted net income after the provision of regulatory reserve	737,617	1,373,404	296,417	786,269
Dividends to hybrid securities	(15,775)	(31,550)	(11,852)	(20,365)
Adjusted net income after regulatory reserve and dividends to hybrid securities	721,842	1,341,854	284,565	765,904
Adjusted EPS after regulatory reserve and the dividends to hybrid securities (Unit: Korean Won)	1,000	1,858	394	1,061

27.	DIVIDENDS

(1)

Dividends per share and the total dividends for the fiscal year ending December 31, 2020 were 360 Won and 260,016 million Won, respectively, and the dividends were approved at the regular general shareholders’ meeting held on March 26, 2021, and were paid in April, 2021.

(2)

On July 23, 2021, the Group declared the interim dividend of 150 Won per share (total dividend of 108,340 million Won) with July 30, 2021 as the record date, in accordance with a resolution of the Board of Directors.

28.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2021		Periods ended June 30, 2020
	Three-month	Six-month	Three-month	Six-month
Financial assets at FVTPL	11,046	22,420	13,681	26,210
Financial assets at FVTOCI	83,821	175,607	114,823	241,000
Financial assets at amortized cost
Securities at amortized cost	79,129	161,372	98,001	202,060
Loans and other financial assets at amortized cost
Interest on due from banks	10,484	19,938	9,866	32,735
Interest on loans	2,191,158	4,315,503	2,168,347	4,398,249
Interest of other receivables	7,648	15,631	7,471	15,749

Subtotal	2,209,290	4,351,072	2,185,684	4,446,733

Total	2,383,286	4,710,471	2,412,189	4,916,003

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2021		Periods ended June 30, 2020
	Three-month	Six-month	Three-month	Six-month
Interest on deposits due to customers	444,895	912,346	664,329	1,413,501
Interest on borrowings	47,311	95,865	80,915	165,586
Interest on debentures	177,528	359,156	178,699	367,192
Other interest expense	8,788	16,713	8,232	23,593
Interest on lease liabilities	1,811	3,772	2,124	5,282

Total	680,333	1,387,852	934,299	1,975,154

29.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2021		Periods ended June 30, 2020
	Three-month	Six-month	Three-month	Six-month
Fees and commission received for brokerage	48,867	95,991	40,910	81,136
Fees and commission received related to credit	57,328	106,809	43,976	96,904
Fees and commission received for electronic finance	34,739	66,696	30,081	61,764
Fees and commission received on foreign exchange handling	14,275	27,539	13,407	27,798
Fees and commission received on foreign exchange	18,356	31,939	15,359	32,034
Fees and commission received for guarantee	18,535	36,072	18,940	37,068
Fees and commission received on credit card	141,129	278,523	125,980	249,267
Fees and commission received on securities business	33,684	57,745	22,465	38,896
Fees and commission from trust management	51,231	98,435	35,929	86,292
Fees and commission received on credit information	2,676	5,099	3,791	7,194
Fees and commission received related to lease	86,442	168,634	—	—
Other fees	39,789	92,434	46,444	89,640

Total	547,051	1,065,916	397,282	807,993

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2021		Periods ended June 30, 2020
	Three-month	Six-month	Three-month	Six-month
Fees and commissions paid	67,143	126,989	52,045	93,405
Credit card commission	105,766	203,516	118,647	211,784
Brokerage commission	317	556	156	217
Others	2,832	5,401	2,065	4,238

Total	176,058	336,462	172,913	309,644

30.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2021		Periods ended June 30, 2020
	Three-month	Six-month	Three-month	Six-month
Dividend income related to financial assets at FVTPL	61,125	114,442	21,576	54,382
Dividend income related to financial assets at FVTOCI	3,023	16,296	1,657	16,620

Total	64,148	130,738	23,233	71,002

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2021		Periods ended June 30, 2020
	Three-month	Six-month	Three-month	Six-month
Dividend income recognized from assets held
Equity securities	3,023	16,296	1,657	16,620

31.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2021		Periods ended June 30, 2020
	Three-month	Six-month	Three-month	Six-month
Gain(loss) on financial instruments at FVTPL measured at fair value	55,184	136,305	(64,135)	393,168
Gain(loss) on financial instruments at FVTPL designated as upon initial recognition	(860)	102	(2,351)	8,421

Total	54,324	136,407	(66,486)	401,589

(2)

Details of net gain or loss on financial instruments at fair value through profit or loss measured at fair value and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			Periods ended June 30, 2021		Periods ended June 30, 2020
			Three-month	Six-month	Three-month	Six-month
Financial assets at FVTPL	Securities	Gain on transactions and valuation	66,625	145,444	48,576	97,202
		Loss on transactions and valuation	(47,607)	(99,481)	(2,851)	(71,218)

		Sub-total	19,018	45,963	45,725	25,984

	Loans	Gain on transactions and valuation	8,592	14,089	1,660	1,730
		Loss on transactions and valuation	(2,686)	(4,081)	(100)	(862)

		Sub-total	5,906	10,008	1,560	868

	Other financial assets	Gain on transactions and valuation	2,520	7,819	1,638	4,505
		Loss on transactions and valuation	(1,858)	(5,412)	(1,508)	(4,195)

		Sub-total	662	2,407	130	310

Sub-total			25,586	58,378	47,415	27,162

Derivatives (Held for trading)	Interest rates derivatives	Gain on transactions and valuation	391,344	845,923	356,000	986,560
		Loss on transactions and valuation	(370,337)	(745,974)	(375,781)	(1,320,559)

		Sub-total	21,007	99,949	(19,781)	(333,999)

	Currency derivatives	Gain on transactions and valuation	398,232	4,532,105	45,273	6,200,908
		Loss on transactions and valuation	(395,527)	(4,567,000)	(110,208)	(5,497,798)

		Sub-total	2,705	(34,895)	(64,935)	703,110

	Equity derivatives	Gain on transactions and valuation	255,081	1,064,630	(41,433)	1,107,537
		Loss on transactions and valuation	(249,095)	(1,050,952)	14,755	(1,110,279)

		Sub-total	5,986	13,678	(26,678)	(2,742)

	Other derivatives	Gain on transactions and valuation	—	—	—	—
		Loss on transactions and valuation	(100)	(805)	(156)	(363)

		Sub-total	(100)	(805)	(156)	(363)

Sub-total			29,598	77,927	(111,550)	366,006

Net, total			55,184	136,305	(64,135)	393,168

(3)

Details of net gain(loss) on financial instruments at fair value through profit or loss designated as upon initial recognition and Losses on financial instruments designated as at fair value through profit or loss are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2021		Periods ended June 30, 2020
	Three-month	Six-month	Three-month	Six-month
Gain(loss) on equity-linked securities	(860)	102	(2,351)	8,421

32.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2021		Periods ended June 30, 2020
	Three-month	Six-month	Three-month	Six-month
Gain on redemption of securities	(11)	(10)	(35)	(74)
Gain on transactions of securities	8,059	45,069	8,462	11,101

Total	8,048	45,059	8,427	11,027

33.	REVERSAL OF(PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2021		Periods ended June 30, 2020
	Three-month	Six-month	Three-month	Six-month
Impairment loss due to credit loss on financial assets measured at FVTOCI	(1,079)	(2,097)	(770)	(782)
Reversal of(provision for) impairment loss due to credit loss on securities at amortized cost	106	293	(190)	(47)
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(83,507)	(220,715)	(319,532)	(422,066)
Reversal of(provision for) provision on guarantee	8,454	7,597	2,435	(3,972)
Reversal of(provision for) unused loan commitment	7,443	10,346	(17,730)	(19,812)

Total	(68,583)	(204,576)	(335,787)	(446,679)

34.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME(EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			Periods ended June 30, 2021		Periods ended June 30, 2020
			Three-month	Six-month	Three-month	Six-month
Employee benefits	Short-term employee benefits	Salaries	390,030	794,269	374,978	770,314
		Employee fringe benefits	139,143	269,252	126,905	248,461
	Share based payment		5,505	7,858	2,745	2,316
	Retirement benefit service costs		45,369	91,002	43,860	88,207
	Termination		274	555	558	221

		Subtotal	580,321	1,162,936	549,046	1,109,519

Depreciation and amortization			129,080	264,505	124,289	258,964
Other general and administrative expenses	Rent		21,430	40,736	20,246	35,172
	Taxes and public dues		41,373	78,529	40,080	74,268
	Service charges		60,657	113,715	59,737	116,624
	Computer and IT related		28,724	55,234	26,416	52,839
	Telephone and communication		19,475	37,612	18,266	35,091
	Operating promotion		9,756	18,959	9,696	20,718
	Advertising		18,786	28,351	19,060	28,412
	Printing		1,370	3,020	1,481	3,376
	Traveling		1,665	3,369	1,521	3,698
	Supplies		1,704	3,412	3,670	6,907
	Insurance premium		2,486	5,040	2,746	5,551
	Reimbursement		1,815	1,289	4,185	4,855
	Maintenance		4,873	9,778	4,088	7,994
	Water, light, and heating		2,969	7,327	3,188	7,640
	Vehicle maintenance		2,856	5,202	2,346	4,821
	Others		8,546	16,479	6,971	13,109

		Sub-total	228,485	428,052	223,697	421,075

	Total		937,886	1,855,493	897,032	1,789,558

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2021		Periods ended June 30, 2020
	Three-month	Six-month	Three-month	Six-month
Gain on transactions of foreign exchange	210,908	332,740	191,767	269,151
Gain related to derivatives (Designated for hedging)	478	26,477	(7,637)	132,356
Gain on fair value hedged items	2,609	61,262	—	—
Others	27,874	52,215	23,948	32,754

Total	241,869	472,694	208,078	434,261

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2021		Periods ended June 30, 2020
	Three-month	Six-month	Three-month	Six-month
Losses on transactions of foreign exchange	101,259	217,299	47,544	464,540
KDIC deposit insurance premium	100,673	198,218	91,319	180,530
Contribution to miscellaneous funds	90,455	176,601	78,335	156,969
Losses related to derivatives (Designated for hedging)	2,970	53,359	8,950	9,324
Losses on fair value hedged items	—	—	2,322	108,090
Others (*)	94,185	186,265	20,877	61,451

Total	389,542	831,742	249,347	980,904

(*)

Other expense includes such expenses amounting to 6,808 million Won and 6,786 million Won, respectively, of intangible asset amortization expense for the six-month periods ended June 30, 2021 and 2020, respectively.

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of June 30, 2021 and December 31, 2020 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2019
Type of payment		Cash-settled
Vesting period		January 1, 2019 ~ December 31, 2022
Date of payment		2023-01-01
Fair value (*1)		10,808 Won
Valuation method		Black-Scholes Model
Expected dividend rate		4.28%
Expected maturity date		1.5 years
Number of shares remaining	As of June 30, 2021	602,474 shares
	As of December 31, 2020	602,474 shares
Number of shares granted (*2)	As of June 30, 2021	602,474 shares
	As of December 31, 2020	602,474 shares
Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		10,356 Won
Valuation method		Black-Scholes Model
Expected dividend rate		4.28%
Expected maturity date		2.5 years
Number of shares remaining	As of June 30, 2021	944,343 shares
	As of December 31, 2020	944,343 shares
Number of shares granted (*2)	As of June 30, 2021	944,343 shares
	As of December 31, 2020	944,343 shares
Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		9,922 Won
Valuation method		Black-Scholes Model
Expected dividend rate		4.28%
Expected maturity date		3.5 years
Number of shares remaining	As of June 30, 2021	543,176 shares
	As of December 31, 2020	—
Number of shares granted (*2)	As of June 30, 2021	543,176 shares
	As of December 31, 2020	—

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated to measure the liability according to the Black Scholes model based on the base price at the time of each settlement.

(*2)

It is a system in which the amount of stock payable is determined at the beginning, and the payment rate is determined in accordance with the degree of achievement of the pre-set performance target. Performance is evaluated by long-term performance indicators such as relative shareholder return, net profit, return on equity (ROE), non-performing loan ratio, and job performance.

2)

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of June 30, 2021 and December 31, 2020, the book value of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 21,681 million Won and 13,823 million Won, respectively.

35.	NON-OPERATING INCOME(EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2021		Periods ended June 30, 2020
	Three-month	Six-month	Three-month	Six-month
Gains on valuation of investments in joint ventures and associates	32,617	38,702	20,620	35,683
Losses on valuation of investments in joint ventures and associates	(794)	(11,671)	(3,822)	(11,731)
Impairment losses of investments in joint ventures and associates	9	(790)	—	—

Total	31,832	26,241	16,798	23,952

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2021		Periods ended June 30, 2020
	Three-month	Six-month	Three-month	Six-month
Other non-operating incomes	41,503	66,330	17,890	37,114
Other non-operating expenses	(47,677)	(58,663)	(152,712)	(199,815)

Total	(6,174)	7,667	(134,822)	(162,701)

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2021		Periods ended June 30, 2020
	Three-month	Six-month	Three-month	Six-month
Rental fee income	5,501	9,164	3,996	7,577
Gains on disposal of premises and equipment, intangible assets and other assets	28,886	33,345	126	6,575
Reversal of impairment loss of premises and equipment, intangible assets and other assets	(48)	96	20	55
Others	7,164	23,725	13,748	22,907

Total	41,503	66,330	17,890	37,114

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2021		Periods ended June 30, 2020
	Three-month	Six-month	Three-month	Six-month
Depreciation on investment properties	837	1,411	540	1,087
Operating expenses on investment properties	383	567	158	382
Losses on disposal of premises and equipment, intangible assets and other assets	1,178	1,798	491	821
Impairment losses of premises and equipment, intangible assets and other assets	418	639	7,687	8,254
Donation	19,456	22,043	6,767	11,305
Others	25,405	32,205	137,069	177,966

Total	47,677	58,663	152,712	199,815

36.	INCOME TAX EXPENSE

Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2021	2020
Current tax expense
Current tax expense with respect to the current period	399,935	180,059
Adjustments recognized in the current period in relation to the tax expense of prior periods	(18,331)	(4,292)

Sub-total	381,604	175,767

Deferred tax expense
Change in deferred tax assets(liabilities) due to temporary differences	111,509	66,044
Income tax expense directly attributable to equity	(12,616)	18,005

Sub-total	98,893	84,049

Income tax expense	480,497	259,816

Income tax expense was recognized based on the estimate of the best weighted average annual effective tax rate expected for the interim period. The weighted average annual effective tax rate for the June 30, 2021, is 23.8% (The weighted average annual effective tax rate for the June 30, 2020, is 25.1%).

37.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	Periods ended June 30, 2021		Periods ended June 30, 2020
	Three-month	Six-month	Three-month	Six-month
Net income attributable to common shareholders	752,595	1,419,698	142,348	660,564
Dividends to hybrid securities	(15,775)	(31,550)	(11,852)	(20,365)
Net income attributable to common shareholders	736,820	1,388,148	130,496	640,199
Weighted average number of common shares outstanding (Unit: million shares)	722	722	722	722
Basic EPS (Unit: Korean Won)	1,020	1,922	181	887

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares, days)

	For the six-month period ended June 30, 2021
	Period	Number of shares	Dates (Unit: Day)	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2021-01-01 ~ 2021-06-30	722,267,683	181	130,730,450,623
Treasury stock	2021-01-01 ~ 2021-06-30	(2)	181	(362)

Sub-total (①)				130,730,450,261

Weighted average number of common shares outstanding (②=(①/181)				722,267,681

	For the six-month period ended June 30, 2020
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2020-01-01 ~ 2020-06-30	722,267,683	182	131,452,718,306
Treasury stock	2020-01-01 ~ 2020-06-30	(2)	182	(364)

Sub-total (①)				131,452,717,942

Weighted average number of common shares outstanding (②=(①/182)				722,267,681

Diluted EPS is equal to basic EPS because there is no dilution effect for the six-month periods ended June 30, 2021 and 2020.

38.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Confirmed guarantees
Guarantee for loans	37,749	103,229
Acceptances	557,743	602,014
Guarantees in acceptances of imported goods	97,178	78,395
Other confirmed guarantees	6,885,062	6,491,608

Sub-total	7,577,732	7,275,246

Unconfirmed guarantees
Local letters of credit	238,209	187,146
Letters of credit	3,074,284	3,025,923
Other unconfirmed guarantees	582,906	403,652

Sub-total	3,895,399	3,616,721

Commercial paper purchase commitments and others	881,619	917,489

Total	12,354,750	11,809,456

(2)	Details of unused loan commitments and others are as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Loan commitments	114,270,804	112,088,680
Other commitments (*)	7,041,920	7,827,774

(*)

As of June 30, 2021 and December 31, 2020, the amount of unsecured bills (purchase note sales) and discounts on electronic short-term bond sales (purchase) are 3,252,994 million Won and 2,894,688 million Won, respectively.

(3)	Litigation case

Legal cases where the Group is involved are as follows (Unit: Korean Won in millions):

	June 30, 2021		December 31, 2020
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases (*)	165 cases	478 cases	138 cases	460 cases
Amount of litigation	314,746	371,526	413,852	413,744
Provisions for litigations	22,260		24,873

(*)	The number of lawsuits as of June 30, 2021 and December 31, 2020 do not include fraud lawsuits, etc. and those lawsuits that are filed only to extend the statute of limitation.

(4)	Other commitments

1)

The Group decided to enter into a stock sales agreement with a major shareholder of Woori Asset Trust Co., Ltd. (formerly, Kukje Asset Trust Co., Ltd.) to acquire 44.5% of interest (58.6% of voting rights) in July 2019, and to acquire additional 21.3% of interest (28.0% of voting rights) after a certain period. As a result, the Group acquired the interest of the first sales agreement in December 2019 and is planning to acquire the interest of the second sales agreement after a certain period. In regard to this acquisition, the Group recognized 128,021 million Won as other financial liabilities for the second sales agreement.

2)

Lime Asset Management Co., Ltd. announced the suspension of redemption of many funds in operation in October 2019. The Group’s total amount of sales of fund under management of Lime Asset Management Co., Ltd.’s subject to redemption suspension is 1,348 accounts and 263.8 billion Won at the end of June 2021. In December 2020, Lime Asset Management Co., Ltd.’s business registration was revoked, and funds subject to redemption suspension were transferred to Wellbridge Asset Management Co., Ltd., which was jointly established by distributors. The Financial Supervisory Service Dispute Mediation Committee was held on 23 February 2021 to discuss the incomplete sales of vendors. The consolidated company held a board meeting on March 15, 2021 to accept the decision of the Dispute Mediation Committee and resolve to expand the application of autonomous mediation, and is currently in the process of confirming the validity and compensation.

3)

As of June 30, 2021, Woori Asset Trust Co., Ltd., a subsidiary, has agreed to carry out construction completion obligations for 72 constructions, which includes the construction of residential and commercial complexes in Busan (U-dong, Haeundae-gu). Land Trust responsible for Construction and Management is a trust that bears the obligation to fulfill the responsibility of the constructor and to compensate the loan financial institution for damages if the Group fails to fulfill the construction completion obligation. As of June 30, 2021, the total PF loan amount of PF loan institutions invested in the project of the Land Trust responsible for Construction and Management is 2,019,384 million Won. Although additional losses may occur in relation to the construction completion obligations, the financial statements at June 30, 2021 do not reflect these effects since losses are unlikely and the amount cannot be estimated reliably.

4)

Pursuant to some contracts related to asset securitization, the Group utilizes various prerequisites as triggering events causing early redemption, limiting risks that investors bear due to change in asset quality. Breach of such triggering clause leads to an early redemption of the securitized bonds.

39.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of June 30, 2021 and December 31, 2020, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the six-month periods ended June 30, 2021 and 2020 are as follows. Please see Note 12 for the details of joint ventures and associates.

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		Account title	June 30, 2021	December 31, 2020
Associates	W Service Networks Co., Ltd.	Loans	14	21
		Deposits due to customers	2,498	2,183
		Accrued expenses	6	6
		Other liabilities	429	459
	Korea Credit Bureau Co., Ltd.	Loans	1	1
		Deposits due to customers	911	2,311
		Other liabilities	—	5
	Korea Finance Security Co., Ltd.	Loans	3,423	3,440
		Loss allowance	(6)	(6)
		Deposits due to customers	3,952	1,927
		Other liabilities	1	1
	Chin Hung International Inc.	Loans	—	257
		Loss allowance	—	(3)
		Deposits due to customers	—	8,715
		Other liabilities	—	171
	LOTTE CARD Co. Ltd.	Loans	5,625	7,500
		Loss allowance	(57)	(77)
		Other assets	7	12
		Deposits due to customers	12,120	2,697
		Other liabilities	113	113
	K BANK Co., Ltd.	Loans	62	104
		Account receivables	67	26
		Other assets	—	2
	Well to Sea No.3 Private Equity Fund	Deposits due to customers	—	4,997
	Others (*1) (*2)	Loans	42,694	44,036
		Loss allowance	(122)	(126)
		Other assets	580	651
		Deposits due to customers	5,743	5,831
		Other liabilities	—	5

(*1)

Others include KUM HWA Co., Ltd., Aarden Woori Apparel 1st Private Equity Fund, IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership, Woori G IPO10 [FI_Bal][F]C(F), Woori G Star Private Placement Investment Trust No.33 [FI], Woori G Senior Loan No.1, Woori G Clean Energy No.1, Dongwoo C & C Co., Ltd., Woori Growth Partnerships New Technology Private Equity Fund, Woori-Shinyoung Growth-Cap Private Equity Fund, Woori-Q Corporate Restructuring Private Equity Fund, Woori High plus G.B. Securities Feeder Fund1(G.B.), Uri Hanhwa Eureka Private Equity Fund, Japanese Hotel Real Estate Private Equity Fund 2, Cultizm Korea LTD Co., Ltd., Partner One Value Up I Private Equity Fund, Force TEC Co., Ltd., Godo Kaisha Oceanos 1 and etc., as of June 30, 2021.

(*2)

Others include Smart Private Equity Fund No.2, IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership, Woori G IPO10 [FI_Bal][F]C(F), Woori G Senior Loan No.1, Woori G Egis Bond[FI][F](C(F)), Woori G Clean Energy No.1, Woori Star50 Feeder Fund(H), Dongwoo C & C Co., Ltd., Woori Growth Partnerships New Technology Private Equity Fund, Woori-Shinyoung Growth-Cap Private Equity Fund, Woori-Q Corporate Restructuring Private Equity Fund, Woori High plus G.B. Securities Feeder Fund1(G.B.), Uri Hanhwa Eureka Private Equity Fund, Japanese Hotel Real Estate Private Equity Fund 2, Partner One Value Up I Private Equity Fund, Godo Kaisha Oceanos 1 and etc., as of December 31, 2020.

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the six-month period ended June 30
Related parties		Account title	2021	2020
Associates	W Service Network Co., Ltd.	Other income	17	16
		Interest expenses	3	9
		Fees expenses	349	226
		Reversal of allowance for credit loss	—	(4)
		Other expenses	921	1,001
	Korea Credit Bureau Co., Ltd.	Interest expenses	4	1
		Fees expenses	1,746	1,544
	Korea Finance Security Co., Ltd.	Interest income	38	—
		Interest expenses	1	2
		Provision for allowance for credit loss	—	6
		Other expenses	46	51
	Chin Hung International Inc	Interest expenses	—	11
		Provision for allowance for credit loss	—	90
	LOTTE CARD Co., Ltd.	Interest income	159	150
		Fees income	4,874	1,330
		Interest expenses	112	53
		Reversal of allowance for credit loss	(19)	—
	K BANK Co., Ltd.	Fees income	1,025	851
		Fees expenses	16	—
	Well to Sea No.3 Private Equity Fund	Interest income	—	1,328
		Interest expenses	—	2
		Provision for allowance for credit loss	—	77
	Others (*1) (*2)	Interest income	213	233
		Fees income	1,483	1,261
		Other income	—	8
		Interest expenses	5	15
		Provision for (reversal of) allowance for credit loss	(4)	42

(*1)

Others include Aarden Woori Apparel 1st Private Equity Fund, IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership, AJU TAERIM 1st Fund, Woori G IPO10 [FI_Bal][F]C(F), Woori G Star Private Placement Investment Trust No.33 [FI], Woori G Senior Loan No.1, Woori G Clean Energy No.1, Woori Star50 Feeder Fund(H), Woori Growth Partnerships New Technology Private Equity Fund, Woori-Shinyoung Growth-Cap Private Equity Fund, Woori-Q Corporate Restructuring Private Equity Fund, Woori High plus G.B. Securities Feeder Fund1(G.B.), Uri Hanhwa Eureka Private Equity Fund, Japanese Hotel Real Estate Private Equity Fund 2, Partner One Value Up I Private Equity Fund, PCC-Woori LP Secondary Fund, Godo Kaisha Oceanos 1 and etc., as of June 30, 2021.

(*2)

Others include Smart Private Equity Fund No.2, IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership, AJU TAERIM 1st Fund, Woori G IPO10 [FI_Bal][F]C(F),Woori G Senior Loan No.1, Woori G Egis Bond[FI][F](C(F)), Woori G Clean Energy No.1, Woori Star50 Feeder Fund(H), Saman Corporation, Woori Growth Partnerships New Technology Private Equity Fund, Woori-Shinyoung Growth-Cap Private Equity Fund, Woori-Q Corporate Restructuring Private Equity Fund, Woori High plus G.B. Securities Feeder Fund1(G.B.), Uri Hanhwa Eureka Private Equity Fund, Japanese Hotel Real Estate Private Equity Fund 2, Partner One Value Up I Private Equity Fund, PCC-Woori LP Secondary Fund, Godo Kaisha Oceanos 1 and etc., as of June 30, 2020.

(3)	Major loan transactions with related parties for the six-month periods ended June 30, 2021 and 2020 are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2021
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	21	121	128	—	14
	Korea Credit Bureau Co., Ltd.	1	4	4	—	1
	Korea Finance Security Co., Ltd.	3,440	178	195	—	3,423
	LOTTE CARD Co., Ltd.	7,500	—	1,875	—	5,625
	K BANK Co., Ltd.	104	933	975	—	62
	Godo Kaisha Oceanos 1	44,036	—	—	(1,342)	42,694

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

		For the six-month period ended June 30, 2020
Related parties		Beginning balance	Loan	Collection	Ending balance (*)
Associates	W Service Network Co., Ltd.	23	190	192	21
	Korea Credit Bureau Co., Ltd.	3	8	10	1
	Korea Finance Security Co., Ltd.	1,860	2,356	277	3,939
	Chin Hung International Inc	244	1,095	1,192	147
	LOTTE CARD Co., Ltd.	7,500	—	—	7,500
	K BANK Co., Ltd.	141	896	946	91
	Well to Sea No. 3 Private Equity Fund	4,490	66,710	—	71,200

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

(4)	Details of changes in major deposits due to customers with related parties for the six-month period June 30, 2021 and 2020 are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2021
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,180	—	—	1,180
	Partner One Value Up I Private Equity Fund	863	637	914	586
	Korea Credit Bureau Co., Ltd.	1,000	—	1,000	—

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the six-month period ended June 30, 2020
Related parties		Beginning balance	Borrowings	Repayment and others	Ending balance (*1)
Associates	Saman Corporation (*2)	2,522	94	—	2,616
	W Service Networks Co., Ltd	1,180	—	—	1,180
	Chin Hung International Inc	400	—	400	—
	Partner One Value Up I Private Equity Fund	1,150	1,356	1,303	1,203
	Korea Credit Bureau Co., Ltd.	—	1,000	—	1,000

(*1)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

(*2)	Excluded from the related parties due to the loss of significant influence for the six-month period ended June 30, 2020.

(5)	There are no major borrowing transactions with related parties for the six-month periods ended June 30, 2021 and 2020.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	June 30, 2021	December 31, 2020	Warranty
Korea Finance Security Co., Ltd.	837	820	Unused loan commitment
Korea Credit Bureau Co., Ltd.	34	34	Unused loan commitment
W Service Network Co., Ltd.	186	179	Unused loan commitment
Chin Hung International Inc.	—	16,167	Unused loan commitment
K BANK Co., Ltd.	238	196	Unused loan commitment
LOTTE CARD Co. Ltd.	500,000	500,000	Unused loan commitment

As of June 30, 2021 and December 31, 2020, the recognized payment guarantee provisions are 114 million Won and 284 million Won, respectively, in relation to the guarantees provided to the related parties above.

(7)	Amount of commitments with the related parties

Warrantee	June 30, 2021	December 31, 2020	Warranty
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	—	990,000	Securities purchase commitment
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,664	9,704	Securities purchase commitment
Woori G Senior Loan No. 1	40,050	53,041	Securities purchase commitment
Woori G Clean Energy No. 1	6,023	7,485	Securities purchase commitment
Woori Seoul Beltway Private Special Asset Fund	40,558	41,393	Securities purchase commitment
Woori-Shinyoung Growth-Cap Private Equity Fund I	2,378	12,799	Securities purchase commitment
Woori-Q Corporate Restructuring Private Equity Fund	36,355	36,355	Securities purchase commitment
Union Technology Finance Investment Association	4,500	10,500	Securities purchase commitment
Genesis Eco No. 1 Private Equity Fund	1,296	—	Securities purchase commitment
Genesis Environmental Energy Company 1st Private Equity Fund	916	916	Securities purchase commitment
JC Assurance No. 2 Private Equity Fund	1,351	1,650	Securities purchase commitment
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	488	550	Securities purchase commitment
PCC-Woori LP Secondary Fund	—	2,525	Securities purchase commitment

(8)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30
	2021	2020
Short-term employee salaries	10,335	8,084
Retirement benefit service costs	409	311
Share-based compensation	3,079	1,054

Total	13,823	9,449

Key management includes executives and directors of Woori Financial Group and major subsidiaries, and also includes CEO of other subsidiaries. Outstanding assets from transactions with key management amount to 3,576 million Won and 3,888 million Won, as of June 30, 2021 and December 31, 2020, respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 12,995 million Won and 11,155 million Won, respectively, as of June 30, 2021 and December 31, 2020.

40.	LEASES

(1)	Lessor

1)	Finance lease

①	The total investment in finance lease and the present value of the minimum lease payments to be recovered are as follows (Unit: Korean Won in millions):

	June 30, 2021
	Total investment in lease	Net investment in lease
Within one year	45,432	44,203
After one year but within two years	85,409	79,693
After two years but within three years	192,757	175,280
After three years but within four years	280,326	251,129
After four years but within five years	449,155	397,566
After five years	44	35

Total	1,053,123	947,906

	December 31, 2020
	Total investment in lease	Net investment in lease
Within one year	24,649	23,957
After one year but within two years	48,781	45,575
After two years but within three years	132,894	120,414
After three years but within four years	171,137	151,756
After four years but within five years	277,282	244,481
After five years	16	12

Total	654,759	586,195

②	The unrealized interest income of the finance lease is as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Total investment in lease	1,053,123	654,759
Net investment in lease	947,906	586,195
Present value of minimum lease payments	947,906	586,133
Present value of unguaranteed residual value	—	62

Unearned interest income	105,217	68,564

2)	Operating lease

①	The details of operating lease assets are as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Prepaid lease assets	3,272	199
Operating lease assets
Acquisition cost	1,749,061	1,506,957
Accumulated depreciation	(439,659)	(390,981)
Net carrying value	1,309,402	1,115,976

Total	1,312,674	1,116,175

②	The details of changes in operating lease assets as of June 30, 2021 are as follows and there is no details of changes in operating lease assets as of June 30, 2020 (Unit: Korean Won in millions):

Amount
Beginning balance	1,116,175
Acquisition	349,216
Disposal	(48,682)
Depreciation	(112,279)
Others	4,972

Ending balance	1,309,402

③	The future lease payments to be received under the lease contracts are as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Within one year	281,821	240,005
After one year but within two years	258,541	223,074
After two years but within three years	179,794	156,859
After three years but within four years	102,071	80,174
After four years but within five years	41,582	24,992

Total	863,809	725,104

④	There is no adjusted lease payments recognized as profit or loss for the six-month periods ended June 30, 2021 and 2020.

(2)	Lessee

1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	June 30, 2021	December 31, 2020
Lease payments
Within one year	156,276	173,885
After one year but within five years	150,455	200,844
After five years	37,241	34,787

Total	343,972	409,516

2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2021	2020
Total cash outflows from lease	93,758	103,985

3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2021	2020
Lease payments for short-term leases	814	743
Lease payments for which the underlying asset is of low value	721	274

Total	1,535	1,017

4)

The Group uses a practical expedient for rent concession as a direct consequence of COVID-19. Accordingly, the amount recognized in profit or loss during the reporting period is 19,311 million Won, to reflect changes in lease payments arising from the rent concession.

41.	EVENTS AFTER THE REPORTING PERIOD

(1)

On June 4, 2021, the Group signed a share exchange agreement to exchange 1.0567393 share of Woori Financial Group Inc. for 1 share of each shareholders (excluding the Group) of Woori Financial Capital Co., Ltd. on August 10, 2021. On July 23, 2021, the Board of Directors on behalf of the shareholders’ meeting of the Group and Woori Financial Capital Co., Ltd. approved the comprehensive exchange of shares under the above share exchange agreement and share exchange contract amendment. The Company’s new shares will go on public on August 27, 2021.

(2)	On July 23, 2021, the Board of Directors resolved to pay an interim dividend of 150 Won per share (total dividend of 108,340 million Won) with July 30, 2021 as the dividend base date.